Exhibit 99.35

CSE LISTING STATEMENT - FORM 2A

IN CONNECTION WITH THE LISTING OF

FIELD TRIP HEALTH LTD.

October 1, 2020

NOTICE TO READER

Psilocybin is currently a Schedule III drug under the Controlled Drugs and Substances Act (Canada) and it is a criminal offence to possess substances under the Controlled Drugs and Substances Act (Canada) without a prescription.

Health Canada has not approved psilocybin as a drug for any indication.

Field Trip Health Ltd. does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

While Field Trip Health Ltd. believes psychedelic substances can be used to treat certain medical conditions, it does not advocate for the legalization of psychedelics substances for recreational use.

TABLE OF CONTENTS

1.	ABOUT THIS LISTING STATEMENT	6
2.	CORPORATE STRUCTURE	8
3.	GENERAL DEVELOPMENT OF THE BUSINESS	11
4.	NARRATIVE DESCRIPTION OF THE BUSINESS	16
5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION	29
6.	MANAGEMENT’S DISCUSSION AND ANALYSIS	31
7.	MARKET FOR SECURITIES	32
8.	CONSOLIDATED CAPITALIZATION	32
9.	OPTIONS TO PURCHASE SECURITIES	32
10.	DESCRIPTION OF THE SECURITIES	33
11.	ESCROWED SECURITIES	35
12.	PRINCIPAL SHAREHOLDERS	36
13.	DIRECTORS AND OFFICERS	37
14.	CAPITALIZATION	47
15.	EXECUTIVE COMPENSATION	49
16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	50
17.	RISK FACTORS	50
18.	PROMOTERS	63
19.	LEGAL PROCEEDINGS	64
20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64
21.	AUDITORS, TRANSFER AGENTS AND REGISTRARS	64
22.	MATERIAL CONTRACTS	64
23.	INTEREST OF EXPERTS	65
24.	OTHER MATERIAL FACTS	65
25.	FINANCIAL STATEMENTS	65

SCHEDULE “A”	FINANCIAL STATEMENTS OF NEWTON
SCHEDULE “B”	FINANCIAL STATEMENTS OF FIELD TRIP
SCHEDULE “C”	CONSOLIDATED PROFORMA OF THE ISSUER
SCHEDULE “D”	MD&A OF NEWTON
SCHEDULE “E”	MD&A OF FIELD TRIP

GLOSSARY OF TERMS

The following is a glossary of certain general terms used in this Listing Statement, including in the summary hereof. Terms and abbreviations used in the financial statements appended to this Listing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act (Alberta), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“Agency Agreement” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries

“Agents” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Agents’ Commission” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Agents’ Shares” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Agents’ Warrants” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Amalgamation” means the amalgamation of Field Trip and Subco pursuant to Section 181 of the CBCA.

“Amalgamation Agreement” means the amalgamation agreement dated August 21, 2020 between Newton, Field Trip and Subco.

“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c. S.5.

“Board” means the board of directors of Newton prior to the Transaction and the board of directors of the Issuer following the Transaction.

“CA Medical Board” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“California Clinic” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“CBCA” means the Canada Business Corporations Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“CDSA” means the Controlled Drugs and Substances Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“cGMP” has the meaning set out in Section 17.1 Risk Factors – Risk Factors Related to Issuer – Risks Related to the Issuer’s Business and Operations – Reliance on Third-Parties – Drug Development.

“Chicago Clinic” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“CIM” has the meaning set out in Section 13.8 – Conflicts of Interest.

“CIPO” means Canadian Intellectual Property Office.

“Clinics” means collectively, the Toronto Clinic, the New York Clinic, the Chicago Clinic, and the California Clinic and, as the context requires, any other clinics of the Issuer established in the future.

“CMO” has the meaning set out in Section 17.1 Risk Factors – Risk Factors Related to Issuer – Risks Related to the Issuer’s Business and Operations – Reliance on Third-Parties – Drug Development.

“Consolidation” means the consolidation of the Newton Common Shares that was completed on October 1, 2020, pursuant to which eight pre-Consolidation Newton Common Shares were issued for each post-Consolidation Newton Common Share.

“Continuance” has the meaning set out in Section 2.2 – Jurisdiction of Incorporation – Issuer.

“CPSO ” has the meaning set out in Section 17 – Risk Factors – Risk Factors Related to Issuer – Risks Related to the Issuer’s Business and Operations – Ketamine as a Pharmaceutical.

“CSE” means the Canadian Securities Exchange.

“EPO” means the European Patent Office.

“Escrow Agreement” has the meaning set out in under Section 11 – Escrowed Securities.

“Escrowed Securities” has the meaning set out in under Section 11 – Escrowed Securities.

“FDA” has the meaning set out in Section 4.1 – Narrative Description of the Business.

“Field Trip” means Field Trip Psychedelics Inc., prior to giving effect to the Transaction, a company existing under the CBCA via articles of incorporation dated April 2, 2019 as amended on October 10, 2019, January 17, 2020 and January 28, 2020, and, where applicable, each subsidiary thereof.

“Field Trip Class B Shares” means Class B shares in the capital of Field Trip.

“Field Trip Class C Shares” means Class C shares in the capital of Field Trip.

“Field Trip Common Shares” means Class A shares in the capital of Field Trip.

“Field Trip Options” means the issued and outstanding options of Field Trip exercisable for Field Trip Common Shares.

“Field Trip USA” means Field Trip Health USA Inc., a company existing under the laws of Delaware, incorporated via articles of incorporation on July 22, 2019 as amended on August 19, 2020, a wholly owned subsidiary of Field Trip prior to the Transaction and an indirect wholly-owned subsidiary of the Issuer following the Transaction.

“Founders” means Joseph del Moral, Ronan Levy, Hannan Fleiman, Mujeeb Jaferri and Ryan Yermus.

“FT Discovery” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“FT Private Placement” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries

“FT-104” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“FTNP” means Field Trip Natural Products Limited, a company existing under the laws of Jamaica, as incorporated on August 7, 2019, a wholly-owned subsidiary of Field Trip prior to the Transaction and an indirect wholly-owned subsidiary of the Issuer following the Transaction.

“FTNP SPA” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“GLP” has the meaning set out in Section 17 Risk Factors relating to the Issuer - Risks Related to the Issuer’s Business and Operations - Reliance on Third-Parties – Drug Development.

“HC” means Health Canada.

“HPFB” has the meaning set out in Section 4.1 – Narrative Description of the Business – Research and Development – Canada.

“IAPP” has the meaning set out in Section 13.1 Directors and Officers.

“IDFPR” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations by the International Financial Reporting Interpretations Committee.

“IND” has the meaning set out in Section 17 Risk Factors – Risk Factors Related to Issuer – Risks Related to the Issuer’s Business and Operations – Clinical Testing.

“Insider” when used in relation to an issuer, means: (a) a directors or senior officer of the issuer, (b) a director or senior officer of a company that is an Insider or subsidiary of the issuer, (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, and (d) the issuer itself if it holds any of its own securities.

“Issuer” means Field Trip Health Ltd., a company existing under the CBCA, being Newton after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Field Trip, following the Transaction.

“Issuer Common Shares” means common shares in the capital of the Issuer.

“Issuer Option Plan” has the meaning set out in Section 9 – Options to Purchase Securities.

“Issuer Option” means the option to purchase an Issuer Common Shares granted pursuant to the Issuer Option Plan.

“Issuer Preferred Shares” means preferred shares in the capital of the Issuer.

“Issuer Warrants” means warrants to purchase an Issuer Common Shares.

“Jamaica Facility” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“JMH” means the Jamaica Ministry of Health.

“Ketamine-enhanced psychotherapy” or “KEP” has the meaning set out in Section 3.1 - General Development of the Business - General Development of the Business of Field Trip.

“Listing Statement” means this CSE Form 2A Listing Statement, which is being filed as required in accordance with the policies of the CSE.

“Listing Date” means the date of listing of the Issuer Common Shares on the CSE.

“Milestone Shares” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“NDA” has the meaning set out in Section 4.1 – Narrative Description of the Business – Research and Development – United States.

“NDS” has the meaning set out in Section 4.1 – Narrative Description of the Business – Research and Development – Canada.

“mg/kg” A milligram per kilogram of the body weight of the subject person.

“NEO” has the meaning set out in Section 15 – Executive Compensation – Termination and Change of Control Benefits.

“New York Clinic” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Newton” means Newton Energy Corporation, as a company existing, prior to the Transaction, under the ABCA via articles of amalgamation dated September 30, 2008, as amended on September 30, 2020 in connection with the Transaction.

“Newton Common Shares” means common shares in the capital of Newton.

“Newton Options” means the issued and outstanding options of Newton exercisable for Newton Common Shares.

“Newton UK” has the meaning set out in Section 3.1– General Development of the Business – General Development of the Business of Newton.

“NI 52-110” has the meaning set out in Section 13.4 – Board Committees.

“NP 46-201” has the meaning set out in Section 11 – Escrowed Securities.

“NY Medical Board” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“NYCRR” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“NYEL” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“NYOP” has the meaning set out in Section 4.1.1 Principal Products and Services - Psychedelic Therapy Market.

“OECD” has the meaning set out in Section 17 Risk Factors relating to the Issuer - Risks Related to the Issuer’s Business and Operations - Reliance on Third-Parties – Drug Development.

“OHIP” has the meaning set out in Section 4.1 – Narrative Description of the Business.

“OHPIP” has the meaning set out in Section 17 – Risk Factors – Risk Factors Related to Issuer – Risks Related to the Issuer’s Business and Operations – Ketamine as a Pharmaceutical.

“Patient Portal” has the meaning set out in Section 4.1.1 - Principal Products and Services - Principal Products and Services.

“PCT” has the meaning set out in the Section 4.1 Narrative Description of the Business - Narrative Description of the Business - Research and Development - Patent Cooperation Treaty.

“person” means a company, a partnership, a trust or individual.

“Promoter” means (a) a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or (b) a person or company who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, ten percent (10%) or more of any class of securities of the issuer or ten percent (10%) or more of the proceeds from the sale of any class of securities of a particular issue, but a person or company who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such person or company does not otherwise take part in founding, organizing, or substantially reorganizing the business.

“Psilocybin Research” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Psychedelic-enhanced psychotherapy” has the meaning scribed hereto under Section 3.1- General Development of the Business - General Development of the Business of Field Trip.

“Psychedelic-integration psychotherapy” has the meaning scribed hereto under Section 3.1 - General Development of the Business - General Development of the Business of Field Trip.

“PTSD” means post-traumatic stress disorder, as defined in Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition.

“Related Persons” has the meaning set out in Section 11 – Escrowed Securities.

“Replacement Options” means the issued and outstanding options of Issuer held by the former holders of Newton Options prior to the Transaction exercisable for Issuer Common Shares.

“Research Agreement” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Reverse Takeover” has the meaning set out in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

“Subco” means Newton Energy Subco Limited, a company existing under the CBCA, as incorporated on July 24, 2020 solely for the purpose of completing the Transaction, and is a wholly-owned subsidiary of Newton prior to the Transaction.

“Toronto Clinic” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“Transaction” means the three-cornered amalgamation among Newton, Field Trip and Subco pursuant to the terms of the Amalgamation Agreement, which constituted a Reverse Takeover of Newton by Field Trip.

“Trip App” has the meaning scribed hereto under Section 3.1General Development of the Business - Three-Year History of Field Trip and its Subsidiaries.

“TPD” has the meaning set out in Section 4.1 – Narrative Description of the Business – Research and Development - Canada.

“TSXV” means the TSX Venture Exchange Inc.

“USPTO” means the United States Patent and Trademark Office.

“UWI” has the meaning set out in Section 3.1 – General Development of the Business – Three-Year History of Field Trip and its Subsidiaries.

“WIPO” means the World Intellectual Property Organization.

1.	ABOUT THIS LISTING STATEMENT

1.1	General

In this Listing Statement, unless otherwise indicated:

(a)	words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders;

(b)	references to “including” should be read as meaning “including without limitation”, “including, but not limited to” and similar permutations thereof;

(c)	references to “$” or “C$” refer to Canadian dollars and references to “US$” refer to United States dollars; and

(d)	all information is stated as at October 1, 2020, unless otherwise indicated.

1.2	Cautionary Note Regarding Forward-Looking Statements

The information provided in this Listing Statement, including information incorporated by reference, may contain “forward-looking statements” about the Issuer. All statements, other than statements of historical fact, made by the Issuer that address activities, events or developments that the Issuer expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning the Issuer’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Forward-looking statements in this Listing Statement include statements related to:

•	the impact of the COVID-19 pandemic;

•	the business objectives of the Issuer and its research and development activities;

•	the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, PTSD, addiction and other mental health conditions;

•	the funds available to the Issuer and the use of such funds;

•	the ability of the Issuer to operate as a going concern if there are any changes in laws or regulatory requirements;

•	the healthcare industry in Canada and the United States;

•	patient acceptance and referrals to the Issuer’s clinics;

•	the approval of regulatory bodies of psychedelic substances other than ketamine, including MDMA and psilocybin, for the treatment of various health conditions;

•	the ability of the Issuer to complete and operate the Jamaica Facility;

•	the ability of the Issuer to complete and operate its clinical expansion plan;

•	the ability of the Issuer to achieve anticipated revenues from its operations;

•	the ability of the Issuer to secure qualified employees, contractors and other required personnel;

•	the ability of the Issuer to complete and operate the New York Clinic, California Clinic, Chicago Clinic and additional clinics;

•	the ability of new clinics to offer technology-enabled, ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy services;

•	the ability of the Issuer to develop proper protocols to incorporate the use of additional psychedelic medicines as they are legalized and approved for use;

•	the development, patentability and viability of FT Discovery molecule FT-104;

•	the ability of FT Discovery to translate and utilize patient data to design new molecules to improve future patient outcomes;

•	the ability of the Issuer to prepare sufficient new drug application, as required, prior to initiating any additional clinical trials for FT-104;

•	the ability of the Issuer to enroll an increasing number of patients to meet eligibility requirements in a scenario where FT-104 advances to clinical testing and through to more complex clinical trials;

•	the ability of the Issuer to obtain regulatory approvals prior to each clinical trial;

•	the development and launch of the Trip App;

•	the ability to develop and launch the Patient Portal;

•	the ability of the Issuer to provide effective management services to physicians owning physician-owned clinics;

•	the ability of the Issuer to generate patient member growth;

•	compliance with applicable laws and the ability to obtain any permits or other authorizations that may be required in the future;

•	the expected adoption of any incentive option plans or other equity incentive plans;

•	the expected entry into any employment contracts;

•	controlled substances laws; and

•	reliance on third parties.

The forward-looking statements contained herein are based on certain key management expectations and assumptions, including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third party consents in a timely manner or at all; and (iii) the success of the operations of the Issuer.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of the Issuer to secure additional financing for current and future operations and capital projects, as needed; the Issuer’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Issuer’s industry; foreign currency exchange rate fluctuations and its effects on the Issuer’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Issuer Common Shares, and the liquidity and dilution of the Issuer Common Shares; the impact of the COVID-19 pandemic; the Issuer’s limited operating history; the speculative nature of an investment in the Issuer Common Shares; risks inherent in the nature of the health clinic industry; non-compliance with laws; medical personnel operating out of Issuer’s clinics; unfavourable publicity or consumer perception; patient acquisitions; development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; dependence on management team; reliance on third parties; intellectual property; competition; litigation; insurance coverage; the Issuer being a holding company; a significant number of Issuer Common Shares being owned by a limited number of existing shareholders; the industry being difficult to forecast; market volatility; use of funds; conflicts of interest; enforcement of legal rights; emerging market risks; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; difficulty in enforcing judgments and effecting service of process on directors and officers; any other risks described in this Listing Statement and described from time to time in documents filed by the Issuer with Canadian securities regulatory authorities; and other factors beyond the Issuer’s control.

Such risks and uncertainties are further described under the heading “Risk Factors” in this Listing Statement. Although the Issuer believes that the expectations and assumptions on which such forward -looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Consequently, all forward-looking statements made in this Listing Statement and other documents of the Issuer are expressly qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Issuer. The forward-looking statements in this Listing Statement are made as at the date hereof, and the Issuer does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under applicable Canadian securities laws.

1.3	Market and Industry Data

This Listing Statement includes market and industry data that has been obtained from third-party sources, including industry publications. The Issuer believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Issuer has not independently verified any of the data from third- party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources. The Issuer does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.

2.	CORPORATE STRUCTURE

2.1	Corporate Name and Head and Registered Office

This Listing Statement has been prepared in connection with the Transaction and the proposed listing on the CSE of the Issuer Common Shares.

The corporate name of the Issuer is “Field Trip Health Ltd.”.

The head and registered office of the Issuer is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.

Prior to the completion of the Transaction, the registered and head office of Newton was located at 1600, 333 7th Avenue SW, Calgary, AB T2P 2Z1, and the registered and head office of Field Trip was located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.

2.2	Jurisdiction of Incorporation

Newton Prior to the Transaction

Newton was formed on September 30, 2008, pursuant to an amalgamation under the ABCA. Newton was authorized to issue an unlimited number of Newton Common Shares and an unlimited number of preferred shares.

On September 30, 2020, Newton amended its articles to consolidate the Newton Common Shares, pursuant to which every eight pre-Consolidation Newton Common Shares were exchanged for each post -consolidation Newton Common Share, and, the number and exercise prices of the outstanding Newton Options were proportionately adjusted.

On November 15, 2013, the Board approved an alteration of the by-laws of Newton to include an advance notice provision, which stipulates the requirement to provide advance notice to Newton in circumstances where nominations of persons for election to the Board are made by Newton shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the ABCA; or (ii) a shareholder proposal made pursuant to the provisions of the ABCA. Newton shareholders approved and ratified the advance notice provision on December 12, 2013.

The Newton Common Shares were listed on the NEX board of the TSXV until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction.

Field Trip Prior to the Transaction

Field Trip was incorporated under the CBCA on April 2, 2019 as “Field Trip Ventures Inc.” and subsequently changed its name to “Field Trip Psychedelics Inc.” on October 10, 2019. On incorporation, Field Trip was authorized to issue an unlimited number of Field Trip Common Shares and an unlimited number of Field Trip Class B Shares, issuable in series.

On January 17, 2020, Field Trip amended its articles to create an unlimited number of Field Trip Class C Shares, issuable in series, and amended the rights, privileges and conditions attaching to the Field Trip Common Shares and the Field Trip Class B Shares.

On January 28, 2020, Field Trip amended its articles to create the first series of Field Trip Class B Shares, designated as Series 1. After giving effect to the foregoing, and prior to the completion of the Transaction, Field Trip was authorized to issue an unlimited number of Field Trip Common Shares, an unlimited number of Field Trip Class B Shares and an unlimited number of Field Trip Class C Shares.

Issuer Following the Transaction

In connection with the Transaction, the Issuer changed its name from Newton Energy Corporation to Field Trip Health Ltd. on September 30, 2020 and was continued under the CBCA on October 1, 2020 (the “Continuance”). In connection with the Continuance, the Issuer adopted new by-laws which included an advance notice provision, which stipulates the requirement to provide advance notice to the Issuer in circumstances where nominations of persons for election to the Board are made by the Issuer shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Issuer shareholders approved and ratified the advance notice provision on September 23, 2020.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

The Issuer is authorized to issue an unlimited number of Issuer Common Shares and an unlimited number of preferred shares, issuable in series.

On September 25, 2020, the Issuer obtained the conditional approval to list the Issuer Common Shares on the CSE.

2.3	Intercorporate Relationships

At the time of the Transaction, Subco, which was incorporated under the CBCA on July 24, 2020 solely for the purpose of completing the Transaction, was Newton’s only subsidiary, and Field Trip had four wholly-owned subsidiaries and one indirect wholly-owned subsidiary. The following chart illustrates the intercorporate relationships that existed among Field Trip and its subsidiaries prior to the completion of the Transaction:

2.4	Corporate Structure

The organization chart of the Issuer and its subsidiaries following the Transaction is set forth below.

2.5	Issuers Incorporated Outside of Canada

As the Issuer is incorporated under the CBCA, this section is not applicable.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	General Development of the Business

General Development of the Business of Newton Prior to the Transaction

On September 30, 2008, “Newton Energy Corporation” amalgamated with “Newton Energy Inc.” pursuant to the ABCA. The amalgamated company carried on business as “Newton Energy Corporation” and the Newton Common Shares were listed on the TSXV on September 30, 2008. Newton Energy Inc. had one subsidiary, Newton Energy UK Ltd. (“Newton UK”), which became an indirect subsidiary of Newton after the amalgamation.

On November 14, 2014, Newton announced that it had completed the sale of all of the securities of Newton UK to Hutton Energy PLC. The sale of Newton UK constituted the sale of substantially all of Newton’s assets, and, upon closing of the transaction, Newton did not meet the continued listing requirements for a TSXV Tier 2 company. Therefore, effective November 17, 2014, the listing of the Newton Common Shares transferred to the NEX board of the TSXV.

After exiting the oil and gas sector, Newton embarked on a new direction and began exploring new projects and ventures. In particular, Newton considered material transactions with: (i) Kicker Power Corp.; (ii) Verano Holdings, LLC; and (iii) Franchise Cannabis Corp., none of which were completed.

In the three most recently completed financial years, Newton had no active business, did not generate revenue from operations, and had no source of revenue.

General Development of the Business of Field Trip Prior to the Transaction

The Issuer has a limited operating history. The Issuer’s principal business is providing patient-focused treatments via the operation of medical clinics, which guide patients through ketamine-enhanced psychotherapy. The Issuer also plans to offer psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, when permissible. The Issuer’s business was founded in response to the urgent need to combat the spiraling mental health crisis facing Canada and the world, which is partly a result of the limited effectiveness of current pharmacologic treatments. Evidence shows that ketamine, which is approved by Health Canada and the FDA as an anaesthetic, can be effective for treating depression symptoms when used off-label for that purpose.1 Ketamine also creates dissociative effects which cause it to often be categorized among psychedelic drugs. It was the first psychedelic administered to patients in conjunction with the Issuer’s custom developed psychotherapy protocol (as discussed below). Some of the programs that the Issuer offers or plans to offer include the following:

•	Ketamine-enhanced psychotherapy (“KEP”) is a clinic-based treatment that combines the administration of ketamine with psychotherapy sessions. These sessions are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

•	Psychedelic-enhanced psychotherapy combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KEP is a type of psychedelic-enhanced psychotherapy.

•	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-enhanced psychotherapy, including KEP, or may be employed on its own to integrate patient experience outside of a clinical setting.

1 Intravenous Ketamine for the Treatment of Mental Health Disorders: A Review of Clinical Effectiveness and Guidelines. Canadian Agency for Drugs and Technologies in Health. 20 August 2014. (https://www.cadth.ca/intravenous-ketamine-treatment-mental-health-disorders-review-clinical-effectiveness-and-guidelines); See also, Nutt D, Erritzoe D, Carhart-Harris R. Psychedelic Psychiatry’s Brave New World. Cell. 2020;181:24-8 (available at https://www.cell.com/cell/pdf/S0092-8674(20)30282-8.pdf)

Ketamine is currently the only legal psychedelic medicine generally available to be prescribed by health care practitioners in Canada and the United States. As existing psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, the Issuer intends to explore the use of other methods of psychedelic-enhanced psychotherapy via research, trials and obtaining the advice of experts in the relevant areas either through consulting or employment arrangements provided that, such medicines are shown to be beneficial to the Issuer’s then current or targeted patient population. KEP may be prescribed for depression, PTSD, and such other treatment applications as the clinician treating a patient may, in his or her professional judgement, deem advisable and supported by scientific evidence.

The Issuer’s custom developed psychotherapy protocol involves a six-step process. In the Toronto Clinic, to qualify for ketamine-enhanced psychotherapy sessions, a patient must first receive a written referral for ketamine-enhanced psychotherapy from a licensed medical doctor in Canada. Upon receiving a referral, medical professionals at the Toronto Clinic review the patient’s medical history to ensure that there are no immediate contraindications. The patient is then scheduled for a consultation with a psychiatrist at the Toronto Clinic to assess whether ketamine -enhanced psychotherapy is a suitable treatment option. Following approval by a psychiatrist, Field Trip will then provide a second screening to ensure the patient’s physical health is suitable for ketamine- enhanced psychotherapy, and a treatment plan is developed. Upon approval of the treatment plan, the patient will meet with a psychotherapist to prepare for the treatment ahead. Patients are then scheduled to participate in their first dosing session. Immediately following the dosing session, a licensed psychotherapist operating out of the Toronto Clinic will provide exploratory therapy to help the patient reintegrate into their bodies and understand their experience. Dosing sessions are typically scheduled two to three days apart. An integration therapy session is provided to each patient after the second ketamine session. During this session, the psychotherapist will help the patient integrate the experiences using different clinical psychology techniques to help drive habit change and outlook/mindset improvements. A course of treatment is typically six dosing sessions with three integration sessions. Field Trip is also in the process of developing the Patient Portal for ongoing support and education to help sustain the effects of ketamine-enhanced psychotherapy.

Three-Year History of Field Trip and its Subsidiaries

On April 2, 2019, the Founders purchased an aggregate of 6,300,630 Field Trip Common Shares at a price of $0.056 per Field Trip Common Share for aggregate gross proceeds of $352,835.28.

On August 20, 2019, FTNP entered into a letter of intent with the University of West Indies at Mona, Jamaica (“UWI”), to establish and operate a clinical laboratory and research facility (the “Jamaica Facility”) within the UWI premises in order to conduct research and cultivation of psilocybin mushrooms, botanicals and other related fungi (the “Psilocybin Research”) . The Psilocybin Research is not in contravention of local laws in Jamaica and the Issuer has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Issuer stating his support for the Issuer’s operations in Jamaica. We reiterate that the Issuers activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Issuer does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. Psilocybin is currently a Schedule III drug under the CDSA and it is a criminal offence to possess substances under the CDSA without a prescription. Health Canada has not approved psilocybin as a drug for any indication.

On October 3, 2019, two Founders exercised options for an aggregate of 2,700,270 Field Trip Common Shares at an exercise price of $0.00001 per Field Trip Common Share.

On October 3, 2019, Field Trip filed a provisional patent with the USPTO (Appl 62,909,931; October 3, 2019) relating to certain hallucinogenic compositions. No further scientific data has been generated to support the invention. Field Trip has decided that the examples and content are likely insufficient to gain patent approval, but the nature of the invention warrants further investigation. Field Trip has decided to allow the current filing to lapse and may choose to refile at some time in the future when additional information and data support is available.

On October 19, 2019, Field Trip closed a non-brokered private placement for aggregate gross proceeds of $1,255,000 through the issuance of an aggregate of 2,510,000 Field Trip Common Shares at a price of $0.50 per Field Trip Common Share.

On November 28, 2019, Field Trip entered into a lease agreement for its first ketamine -enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in Toronto, Ontario (the “Toronto Clinic”). Construction of the Toronto Clinic began in December 2019. On March 4, 2020, Field Trip opened the Toronto Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

Between February 6, 2020 and May 20, 2020, Field Trip closed non-brokered private placement tranche offering for aggregate gross proceeds of US$8,550,537.30 through the issuance of an aggregate of 9,507,263 Field Trip Class B Shares at a price of US$0.90 per Field Trip Class B Share. The Field Trip Class B Shares were convertible on a 1 to 1 basis into Field Trip Common Shares upon the closing of the FT Private Placement. 20,882 of the Field Trip Class B Shares were issued in satisfaction of certain fees of Field Trip in connection with the offering.

On February 14, 2020 Field Trip entered into a lease agreement for its ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in New York, New York (the “New York Clinic”). Construction of the New York Clinic began in February 2020. In August 2020, Field Trip opened the New York Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

On April 6, 2020, FTNP entered into the definitive research agreement with UWI (the “Research Agreement”), whereby FTNP agreed to lease property from UWI on which to construct the Jamaica Facility, where it will carry out the Psilocybin Research, and engaged UWI to assist FTNP in the Psilocybin Research. Under the Research Agreement, FTNP agreed to contribute up to US$1,000,000 for initial capital for the Jamaica Facility and Psilocybin Research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. UWI has agreed to provide personnel selected by FTNP to assist it in the Psilocybin Research and FTNP shall be responsible for the costs of labour, laboratory supplies, technical assistance and other charges directly related to the Psilocybin Research provided by UWI, plus 15%. All equipment, machinery, data and other property purchased by FTNP, and all intellectual property and discoveries developed through the Psilocybin Research, remain the sole and exclusive property of FTNP. In the event that FTNP develops and commercializes the intellectual property developed at the Jamaica Facility, UWI shall receive a royalty of 2% of the net sales from any products developed utilizing such intellectual property. In connection with entering into the Research Agreement, Field Trip launched a new research and drug development business segment, entitled Field Trip Discovery (“FT Discovery”). FT Discovery is an umbrella term used by the Issuer to divide its personnel between those involved with the clinical operations of the Issuer’s business and those involved in the research and development operations of the Issuer’s business. The term “Field Trip Discovery” will also be used as a marketing and branding tool to support the Issuer’s research and development operations and the Issuer has applied for a trademark in Canada for the term “Field Trip Discovery”.

FTNP’s current research site at UWI is a dedicated area within UWI’s Natural Products Institute. Initial work has been carried out at this temporary location, focused primarily on the creation of a genetic library and cultivation of various psychoactive species of fungi for research purposes. This space has also been used to train local personnel who are anticipated to become full time employees at FTNP upon completion of their doctoral degrees by the end of 2020.

It is anticipated that the Jamaica Facility, a larger, a 2,072 square foot standalone research laboratory, which is nearing completion, will open in October 2020 on the UWI campus with renovation costs amounting to a total of approximately US$300,000, most of which has already been advanced by the Issuer. The Jamaica Facility will be dedicated to the study of psychoactive fungi., specifically the cultivation, extraction and analysis of the psychoactive molecules contained within the mycelia and fruiting bodies of these complex organisms with a view to identifying and quantifying psilocybin and other tryptamine analogues that may play a role in the psychedelic experience and serve as promising candidates for drug development. It is anticipated that the research at the Jamaica Facility will be conducted by on-site employees with the support of the Issuer.

FT Discovery is also developing a molecule called FT-104. Field Trip believes that FT-104 is unique and patentable in Canada and the United States and has received advice from counsel in Canada confirming such belief. Field Trip filed a provisional patent with the USPTO (Appl 63,045,901; June 30, 2020) with claims that include FT-104 structures and uses. Experimental evidence has been achieved and continues to be a focus of efforts in order to further support the concepts within the invention. The Issuer intends to file a utility patent with the USPTO and under the PCT prior to the lapse of this provisional patent on June 12, 2021. FT-104 is in the pre- clinical development stage, optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021. No assurances can be given that Field Trip will be able to meet this timeline or that FT-104 will be a viable molecule.

Field Trip has designed a mobile software application that will be available in for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide users with a framework and tools for self-directed consciousness-expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. The Trip App is functional and operational and the Issuer is currently in the process of obtaining feedback from a select set of users before a larger public launch. The Issuer anticipates making the Trip App available to the general public by the end of October.

On June 2, 2020, Field Trip entered into a share purchase agreement with Darwin, Inc. and FTNP (the “FTNP SPA”), whereby Field Trip agreed to acquire the remaining 22.22% interest in FTNP that it did not already own in exchange for the issuance of 1,200,000 Field Trip Common Shares, issuable on the achievement by FTNP of certain milestones (the “Milestone Shares”). Upon execution of the FTNP SPA, Field Trip acquired 100% ownership of FTNP. The Milestone Shares are issuable as follows: (i) 600,000 Milestone Shares upon FTNP commencing research under the Research Agreement at the Jamaica Facility, which occurred on September 21, 2020; (ii) 150,000 Milestone Shares on June 3, 2021; and (iii) 450,000 Milestone Shares issuable on a prorated quarterly basis over 36 months, commencing on the first calendar quarter following June 3, 2021; provided in each case that the lease for the Jamaica Facility and the Research Agreement have not been terminated.

On June 5, 2020 Field Trip entered into a lease agreement for its ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in Santa Monica, California (the “California Clinic”) . Construction of the California Clinic began in June 2020. In September 2020, Field Trip opened the California Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

On July 21, 2020 Field Trip entered into lease agreement for an additional clinic to be developed in Chicago, Illinois (the “Chicago Clinic”). Field Trip expects that the Chicago Clinic will be operational in November 2020 and will offer ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy. The estimated cost of the renovations and furnishings of the Chicago Clinic is US$200,000.

The table below sets forth material terms of the lease agreements for each Clinic.

	Size		Gross Monthly
Location	(Sq Foot)		Rent(1)		Expiry	Status
Toronto, Ontario	8,231	(2)	$20,577		Oct 2023	Operational
New York, NY	4,500		$26,000		July 2022	Operational
Santa Monica, CA	5,200		$20,000		June 2030	Operational
Chicago, IL	4,145		$9,000	(3)	June 2031	Renovation underway

Notes:

(1)	Leases for properties located in Canada are expressed in Canadian Dollars and leases for properties located in in the United States are expressed in US Dollars.
(2)	Includes approximately 4,100 square feet for Field Trip’s headquarters.
(3)	Gross monthly rent will be $15,500 from October 1, 2021.

On August 14, 2020, Field Trip completed a brokered private placement offering of 5,516,724 Field Trip Common Shares at a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $11,033,448 (the “FT Private Placement”). The FT Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Field Trip, and the agents in the FT Private Placement (the “Agents”). The net proceeds of the FT Private Placement will be used for funding of the FT Discovery drug discovery & development program, to develop the Issuer’s clinics & marketing, to fund research & development at the Jamaica Facility, for technology & innovation, and for general working capital purposes. In connection with the closing of the FT Private Placement the compensation payable to the Agents included the issuance of: (i) an aggregate of 299,753 warrants (the “Agents’ Warrants”), each of which is exercisable into one Field Trip Common Share at an exercise price of $2.00 per Field Common Trip Share until August 14, 2022; and (ii) an aggregate of 55,167 Field Trip Common Shares (the “Agents’ Shares”) at a deemed price of $2.00 per Field Trip Common Share.

Upon the closing of the FT Private Placement, each Field Trip Class B Share was converted into one Field Trip Common Share, in accordance with the terms thereof, without payment of additional consideration or further action on the part of the holders thereof.

On September 21, 2020, Field Trip completed a follow on financing on the same terms as the FT Private Placement (the “September Offering”) . In connection with the September Offering, Field Trip issued an aggregate of 816,932 Field Trip Common Shares a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $1,633,864.

On September 25, 2020, Field Trip issued the first instalment of Milestone Shares under the FTNP SPA, being a total of 600,000 Field Trip Common Shares at a deemed price per Field Trip Common Share of $2.00.

The Transaction

On August 21, 2020, Newton, Subco and Field Trip entered into the Amalgamation Agreement, and the Transaction closed on October 1, 2020. In connection with the Transaction:

•	an aggregate of 37,007,886 Issuer Common Shares were issued to the former holders of Field Trip Common Shares, at a deemed price of $2.00 per Issuer Common Share, on a one-for-one basis;

•	all outstanding Field Trip Options and Agents’ Warrants became Issuer Options and Issuer Warrants, exercisable into Issuer Common Shares, with all exercise prices and expiry dates remaining the same;

•	the Issuer amended its articles to change its name to “Field Trip Health Ltd.”;

•	the Issuer completed the Continuance;

•	all of the directors of Newton resigned, and Joseph del Moral, Ronan Levy, Hannan Fleiman, Mujeeb Jaferri, Ryan Yermus, Helen Boudreau and Dieter Weinand, all of whom were nominees of Field Trip, were appointed as directors of the Issuer;

•	all of the officers of Newton resigned and the following were appointed as officers of the Issuer:

Name		Position

Joseph del Moral	-	Chief Executive Officer

Donna Wong	-	Chief Financial Officer

Ronan Levy	-	Executive Chairman

Hannan Fleiman	-	President

Mujeeb Jafferi	-	Chief Operating Officer

Dr. Ryan Yermus	-	Chief Clinical Officer

Paula Amy Hewitt	-	Vice President, General Counsel and Corporate Secretary

Dr. Nathan Bryson	-	Chief Science Officer

Amardeep Manhas	-	Chief Technology Officer

Tyler Dyck	-	Treasurer & Director of Finance

•	the financial year end of the Issuer became March 31, being the financial year end of Field Trip;

•	MNP LLP, being the auditor of Field Trip, was appointed as the auditor of the Issuer; and

•	Field Trip became a wholly-owned subsidiary of the Issuer and the business of Field Trip became the business of the Issuer.

The Transaction represented a Reverse Takeover of Newton by Field Trip as, following the Transaction, the former securityholders of Field Trip hold a significant majority of the outstanding Issuer Common Shares.

3.2       Significant Acquisitions and Dispositions of Newton and Field Corp

On October 1, 2020, Newton and Field Trip completed the Transaction. See Section 3.1 – General Development of the Business – The Transaction. Aside from the Transaction, no other significant acquisition or disposition has been completed in the most recently completed financial year or the current financial year.

3.3       Trends, Commitments, Events or Uncertainties

The most significant trends and uncertainties that management expects could impact the Issuer’s business and financial condition are listed under Section 17 - Risk Factors.

4.         NARRATIVE DESCRIPTION OF THE BUSINESS

4.1       Narrative Description of the Business

Narrative Description of the Business

The Issuer’s business is premised on a growing body of research that psychedelics can be a new way to treat a myriad of mental health conditions, including depression and addiction. Through the Issuer’s existing Clinics and its contemplated expansion of physical clinic locations in other jurisdictions, the Issuer seeks to create a North American brand of trusted clinics for ketamine -enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions. The Issuer also intends to seek merger and acquisition opportunities where possible, in order to accelerate its business expansion plans and drive value.

Details of the Clinics are as follows:

Location	Size (Sq Foot)	Number of Treatment Rooms	Monthly Patient Capacity(1)
Toronto, Ontario	4,000	6	90
New York, NY	4,500	7	105
Santa Monica, CA	5,200	6	90
Chicago, IL	4,145	6	90

Notes:

(1)	A Field Trip treatment center with 6 treatment rooms has a current monthly capacity of approximately 90 patients; 60 new patients completing their entire protocol, and 30 returning patients completing follow up appointments. Capacity calculation assumes 100% of patient appointments are on-site and does not consider the utilization of virtual therapy appointments where appropriate.

Depression is the leading cause of disability worldwide.2 According to Statistics Canada’s 2012 Canadian Community Health Survey on Mental Health, 4.7% of the Canadian population aged 15 years and over reported experiencing major depression over the previous 12 months. In the United States, recent estimates show 16 million adults had an episode of major depression in the course of a year.3

2 World Health Organization, Depression – Fact Sheet, January 30, 2020 (available at https://www.who.int/news-room/fact-sheets/detail/depression).

3 National Institute of Mental Health, Mental Health Information > Statistics >Major Depression Last Updated: February 2019 (available at https://www.nimh.nih.gov/health/statistics/major-depression.shtml).

Ketamine is a dissociative psychedelic that has unique effects on the body and mind. It has a high safety profile and has been legally used as an anesthetic since the 1970s. A series of studies in the early 2000s showed ketamine’s effectiveness as an antidepressant, and it is now used in Canada as a doctor-prescribed, off-label treatment for mental health conditions. While the use of sublingual lozenges of ketamine to treat depression and other mental health concerns is considered “off-label”, the use of ketamine is legal under medical supervision. In March 2020, the United States Food and Drug Administration (the “FDA”) approved a ketamine-based treatment for depression.4 Ketamine-based treatment is a new approach for treating depression, a condition the World Health Organization has labeled the leading cause of disability worldwide.5, and represents the first approval for a genuinely new type of psychiatric drug for any condition to be brought to market in more than 30 years.6

In 2000, researchers found that ketamine had strong, fast-acting and lasting effects on depression. In a randomized, placebo-controlled, crossover design study, patients with depression received 0.5 mg/kg of ketamine or saline on the first day of testing. Treatments were switched one week later. Researchers found that the antidepressant effects of ketamine began within 4 hours, peaked at 72 hours, and lasted for 1 to 2 weeks thereafter. In a 2006 study, this finding was replicated in an independent group of 18 patients with major depressive disorder who were resistant to other treatments. Compared with participants who received a placebo, those who received ketamine showed significant improvement in symptoms within 110 minutes, with 35% maintaining significant response for at least 1 week.7 In subsequent years, results from a number of placebo-controlled studies revealed that ketamine is largely effective in treatment of bipolar disorder and treatment-resistant major depressive disorder, and produces antisuicidal and anti-anhedonic effects in mood disorders.8 See also, Research and Development below.

Ketamine-enhanced psychotherapy is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy.

The Issuer, currently operates the Toronto Clinic, the New York Clinic and the California Clinic, and is in the process of renovating the Chicago Clinic. The Chicago Clinic is expected to be operational in November 2020. The estimated costs for the renovations and furnishings of the Chicago Clinic are US$200,000, of which $nil has already been advanced.

The Issuer is also exploring opportunities to establish and develop additional clinics in Canada and the United States and establish clinics in Europe. It is intended that all clinics, where permissible, will offer technology-enabled, ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy utilizing the Issuer’s custom protocol while under the supervision of medical professionals. The Issuer believes that some corporations may reduce their space requirements as a consequence of permitting employees to work-from-home and, as such, the Issuer may be able to lease and build clinical space at favourable rates. Further, as an alternative to building new clinics, the Issuer may acquire or enter into service relationships with existing clinics that deliver mental health services. The establishment of additional clinics or the establishment of service relationships will be funded by either available funds or debt or equity financings, based on the capital needs and requirements of the Issuer at the time of the acquisition. Details regarding the current expansion plans of the Issuer and the use of available proceeds of the Issuer are discussed in Section 4.1 - Significant Events or Milestones below.

The Issuer’s protocol involves a six -step process. In the Toronto Clinic, to qualify for ketamine-enhanced psychotherapy sessions, a patient must first receive a written referral for ketamine-enhanced psychotherapy from a licensed medical doctor in Canada. Upon receiving a referral, medical professionals at the Toronto Clinic review the patient’s medical history to ensure that there are no immediate contraindications. The patient is then scheduled for a consultation with a psychiatrist at the Toronto Clinic to assess whether ketamine-enhanced psychotherapy is a suitable treatment option. Following approval by a psychiatrist, the Issuer will then provide a second screening to ensure the patient’s physical health is suitable for ketamine-enhanced psychotherapy, and a treatment plan is developed. Upon approval of the treatment plan, the patient will meet with a psychotherapist to prepare for the treatment ahead. Patients are then scheduled to participate in their first dosing session. Immediately following the dosing session, a licensed psychotherapist operating out of the Toronto Clinic will provide exploratory therapy to help the patient reintegrate into their bodies and understand their experience. Dosing sessions are typically scheduled two to three days apart. An integration therapy session is provided to each patient after the second ketamine session. During this session, the psychotherapist will help the patient integrate the experiences using different clinical psychology techniques to help drive habit change and outlook/mindset improvements. A course of treatment is typically six dosing sessions with three integration sessions. Field Trip is also in the process of developing the Patient Portal for ongoing support and education to help sustain the effects of ketamine-enhanced psychotherapy.

4 FDA News Release: FDA approves new nasal spray medication for treatment-resistant depression; available only at a certified doctor’s office or clinic, March 5, 2019 (available at https://www.fda.gov/news-events/press-announcements/fda-approves-new-nasal-spray-medication-treatment-resistant-depression-available-only-certified).

5 Depression – Fact Sheet, supra note 1.

6 Makin, Simon. Behind the Buzz: How Ketamine Changes the Depressed Patient’s Brain. Scientific American, April 12, 2019, (available at www.scientificamerican.com/article/behind-the-buzz-how-ketamine-changes-the-depressed-patients-brain/.

7 Zarate CA Jr, Singh JB, Carlson PJ, et al. A randomized trial of an N-methyl-D-aspartate antagonist in treatment-resistant major depression. Arch Gen Psychiatry.2006;63(8):856-64

8 Ketamine and Future Depression Treatments. Psychiatry Advisor, October 16, 2019, (available at www.psychiatryadvisor.com/home/depression-advisor/ketamine-and-future-depression-treatments/.

The Issuer notes that operations at the Toronto Clinic have been subject to reduced capacity due to COVID-19 precautions. It is the view of management that lifting of COVID-19 restrictions in the jurisdictions where the Clinics are located and the public financing will help accelerate the growth of the North American clinic expansion strategy. See Section 4.1 - Significant Events or Milestones for additional details on the Issuer’s expansion strategy.

Currently, the there are four (4) psychiatrists working at the Toronto Clinic on a part-time basis. The psychiatrists work on contract and receive remuneration via their billings for patient visits from the Ontario Health Insurance Plan (“OHIP”). Field Trip receives 100% of the private pay services offered at the Toronto Clinic, which include exploratory therapy, ketamine-enhanced psychotherapy and integration therapy. It is anticipated that the practitioners working at the Clinics in the United States and Europe (when and if such clinics are established) will receive remuneration via salary. The out-of-pocket patient spend varies in the United States depending on insurance and subsidy programs available to them. Qualifications of the lead physicians at the Clinics are as follows:

Dr. Michael Verbora, MD

Dr. Michael Verbora earned an MBA from the Odette School of Business in 2009 and an M.D. from the Schulich School of Medicine at Western University in 2013, before entering family practice residency at the University of Toronto. He has worked as a leading physician in several clinics and is passionate about furthering knowledge on inner healing intelligence.

Dr. Ben Medrano, MD

Dr. Ben Medrano is a board-certified psychiatrist who completed his undergraduate education at Naropa University and the University of Colorado at Denver, graduating in 2010. He attended medical school at the University of Colorado School of Medicine graduating in 2014, followed by a residency at Mount Sinai Beth Israel in New York City, completed in 2018. His clinical practice is influenced by a lifelong interest in eastern psychology and complementary alternative medicine. These interests are further enhanced by his current fellowship at the Integrative Psychiatry Institute sponsored by the University of Colorado School of Medicine. Dr. Medrano is currently a clinical professor and adjunct professor at New York Medical College (since July, 2018) and Mount Sinai Beth Israel (since December, 2019), respectively and also practices at the Metropolitan Hospital Center, New York, New York.

Dr. Randall Scharlach, MD

Dr. Randall Scharlach earned his medical degree from the University of California, Los Angeles and completed his residency at Yale University. Dr. Scharlach has been practicing for over 24 years and is currently a radiation oncologist in California and a recognized expert in cancer related pain management. Dr Scharlach is one of the few medical doctors in the United States that has completed academic certification in clinical use and research using Schedule 1 psychedelic medicines. Dr Scharlach is certified by the Center for Psychedelic Therapy and Research at the California Institute of Integral Studies, and he is currently an advisor and a board member of these two Los Angeles-based neuroscience institutes.

The only psychedelic substance presently used at the Toronto Clinic is ketamine. When a patient receives a prescription for ketamine, the Issuer works with the patient to source a compounding pharmacy that can prepare the prescription in lozenge form. The medication is then used under the supervision of the Toronto Clinic’s medical staff. At Clinics in the United States, where medically appropriate, ketamine is prescribed to patients and administered via intramuscular injection under the supervision of medical staff. The ketamine is sourced from a licensed medical supplier.

At this time, and until regulations permit otherwise, ketamine is the only psychedelic substance that will be prescribed at the Clinics.

Efforts to legalize psychedelic substances for medical use are underway in both Canada and the United States. Clinical trials are underway evaluating psilocybin, MDMA and other psychedelic substances for the treatment of a myriad of conditions such as obsessive-compulsive disorder, post-traumatic stress disorder, opioid addiction, alcoholism, eating disorders, depression, anxiety and obesity. Once completed, it is anticipated that federal regulatory bodies such as Health Canada and the FDA in the United States will be asked to approve these substances. Furthermore, Canada’s House of Commons is set to hear the first official call to decriminalize psychedelics in fall of 2020 and in August 2020, Canada’s Minister of Health granted four individuals the right to use psilocybin therapy to treat end-of-life distress pursuant to a compassionate ruling.9 Additionally, grassroots efforts in the US are underway seeking to either decriminalize the possession of psychedelic molecules, or to create legal, regulated market for psychedelics and related therapies. The cities of Denver, Colorado, Oakland, California and Santa Cruz, California have decriminalized possession of psilocybin, and many other cities are currently considering similar measures, including the District of Columbia, which will include a decriminalization measure in the 2020 US election. Residents of the State of Oregon will also be voting on a ballot initiative entitled Initiative 34: The Oregon Psilocybin Services Initiative, which would create a program and screening process for providing psilocybin to individuals 21 years of age or older. Consumption would be supervised by licensed ‘facilitators,’ and the program would exist under the purview of the Oregon Health Authority, as well as an advisory board of 14-16 individuals appointed by the Governor. The measure requires a two-year development period for the Oregon Health Authority to lay out regulations for the program.

As additional psychedelic medicines are legalized or approved for use in Canada and the United States, the Issuer will evaluate them for use in the Clinics and, where appropriate, develop protocols to incorporate them into the Clinics’ therapeutic offering. Furthermore, research into novel molecules like FT-104 and into the cultivation, extraction, and composition of psychedelic fungi at the Jamaica Facility may result in novel drugs or analogues that, if legalized or approved, would be used in the Issuer’s clinics in jurisdictions where such approval is obtained or otherwise permitted.

Regulatory Oversight

Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of medical professionals therein.

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

In the United States, the laws applicable to the Clinic and the conduct of medical professionals therein are also at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a Drug Enforcement Agency license to obtain ketamine.

Please see 4.1.1 Principal Products and Services - Psychedelic Therapy Market for additional information concerning the regulation applicable to the Psychedelic Therapy Market.

9 See https://mcmillan.ca/mobile/Exemption-for-Four-Patients-Opens-Door-Further-for-Therapeutic-Use-of-Psilocybin

Research and Development

FT Discovery is focused on research and development of psychedelic-inspired regulated medicines. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) conducting research and development related to the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi, in collaboration with UWI and at the Jamaica Facility on the UWI campus. Further, FT Discovery anticipates that insights relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Clinics can be integrated in the development of novel drug products innovated within FT Discovery.

Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity brain regions and brain networks. Often, this can allow patients new introspective insights about their past behaviour, memories, actions, feelings and beliefs. Psychedelic therapy combined with psychotherapy can lead to improvements in conditions relating to depression, PTSD and addiction, which are often a result of dysfunctional brain processing.10

FT Discovery is led by Dr. Nathan Bryson, the Issuer’s Chief Science Officer. Dr. Bryson, who holds a PhD in Chemistry and a Postdoctoral Associate Degree from the Massachusetts Institute of Technology, has three decades of hands-on research and development experience in the biotechnology and pharmaceutical industries, where he has overseen innovation, clinical development, regulatory, quality, global supply chain and medical affairs.

FT-104 is the first molecule in development by FT Discovery. A provisional patent relating to FT-104 composition and use has been filed with the USPTO (63,045,901; June 30, 2020). The Issuer has received positive legal advice with respect to the patentability and freedom to operate, specifically in Canada and the United States, regarding the composition of FT-104 and its use. This means that FT-104 is patentable and the manufacture, sale or use of FT-104 in Canada and the United States would not infringe any patents existing at the time the advice was received. Routes to the synthesis of FT-104 have been tested and partially optimized. Initial quantities of FT-104 have been achieved and used in preliminary pre-clinical assessment. Optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021.

In addition to the clinical work with FT-104 and other drug development efforts, in partnership with UWI, FT Discovery will be conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. the Issuer’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Issuer does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Issuer’s Jamaica team is comprised of a senior researcher and professor at the University of West Indies, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students. As well, the Issuer has employees who are expected to travel to the Jamaica Facility monthly (which has since been restricted due to COVID-19).

In order to develop regulated medicines, FT Discovery’s process must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which Field Trip operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 , therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

10 Nutt D, Erritzoe D, Carhart-Harris R. Psychedelic Psychiatry’s Brave New World. Cell. 2020;181:24-8 (available at https://www.cell.com/cell/pdf/S0092-8674(20)30282-8.pdf)

Canada

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

•	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•	Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

•	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

•	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application (“NDA”); and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

Patent Cooperation Treaty

On an international front, the Patent Cooperation Treaty (the “PCT”) facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of the provisional filing date, the Issuer will file for a formal utility patent in the United States and simultaneously file under the PCT with WIPO for recognition in other jurisdictions globally, including CIPO in Canada and the EPO in Europe, in each case on the basis of the provisional patent.

While FT Discovery is focused on programs using psychedelic-inspired compounds, the Issuer does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Issuer is a clinic-based enterprise, which is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Issuer (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Issuer may also employ non-prescription drugs, where appropriate.

Business Objectives of the Issuer

Key elements of the Issuer’s growth strategy include: (i) the development of additional clinics; (ii) expanding its network and consumer database via partnerships and strategic arrangements with other existing health clinics that do not currently offer psychedelic therapy services, which will require educating physicians on the benefits and medical developments of psychedelic therapy; (iii) adding additional health care practitioners to increase its clinic growth levels; and (iv) supplementary educational programs to help other health care practitioners book more appointments.

The Issuer’s short-term objectives for the next 12 months (October 2020 through September 2021) are:

1.	Launch of the Trip App

2.	Launch of the Patient Portal

3.	Complete preclinical studies of FT-104

4.	Obtain utility patent & make PCT filings for FT-104

5.	Expand our network of clinics by 5 clinics

The Issuer’s medium & long-term objectives for the following 12 months (October 2021 through September 2022) are:

1.	Expand our network of clinics by 25 clinics

2.	Phase 1 pre-clinical studies of FT-104

Significant Events or Milestones

To achieve the business objectives set out above, the following milestones must be met by the Issuer:

Objective	Milestone Description	Estimated Cost ($)	Timeframe for Completion(2)
30 Operational Clinics(1)	New York City clinic operational	250,000	Q3 2020
	Santa Monica clinic operational	420,000	Q3 2020
	Chicago Clinic operational	400,000	Q4 2020
	10th clinic operational (i.e. 6 additional clinics)	2,400,000	Q2 2021
	15th clinic operational	2,000,000	Q3 2021
	20th operational clinic	2,000,000	Q4 2021
	30th operational clinic	4,000,000	Q2 2022
Issuer Technology Platforms	Trip App available in app store	200,000	Q3 2020
	Patient Portal launched	200,000	Q4 2020
Field Trip Natural Products Research	New research facility renovations completed	400,000	Q4 2020
FT=104 Development Patenting and Phase 1 completed	US utility and PCT patent filings	100,000	Q2 2021
	CMC development and pre-clinical studies completed	2,440,000	Q2 2021
	Phase 1 studies completed	2,025,000	Q1 2022
TOTAL:		16,835,000

Notes:

(1)	Based on an estimated cost of $200,000 - $400,000 per clinic, depending on clinic size and specifications.

(2)	Based on a calendar year-end.

Other than as described in this Listing Statement, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Issuer’s initial business objectives to be accomplished. However, there is no guarantee that the Issuer will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Issuer may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above.

Total Funds Available

Upon completion of the Transaction, the Issuer anticipates it will have an estimated $18,335,916 in funds available, comprised of:

Description	Amount ($)
Estimated working capital of Field Trip as at June 30, 2020	6,222,011
Estimated working capital of Newton as at June 30, 2020	457,585
Net Proceeds of FT Private Placement(1) and the September Offering(2)	12,216,230
Transaction costs	(559,910)
TOTAL:	18,335,916

Notes:

(1)	On August 14, 2020, Field Trip completed a private placement offering of 5,516,724 Field Trip Common Shares at a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $11,033,448

(2)	On September 21, 2020, Field Trip completed a private placement offering of 816,932 Field Trip Common Shares at a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $1,633,864.

12 Month Use of Funds

The Issuer expects to use its available funds over the next 12 months as follows:

Use of Available Funds	Amount ($)
Clinic network buildout to June 2021	3,000,000
Facility and office costs	2,930,000
Drug development (includes patenting, preclinical studies, and phase 1 milestones)	2,720,000
Personnel costs (general and administrative)	2,190,000
Marketing expenditures	1,410,000
Natural products research & development (includes research facility renovation costs)	800,000
Transaction costs (legal fees, audit fees, CSE listing fees and other expenses)	560,000
Travel and entertainment	440,000
Professional services (excluding transaction costs)	440,000
Technology platforms (launch and maintenance of Trip App and Patient Portal)	440,000
IT costs	260,000
Office and general	160,000
Total use of funds	15,350,000
Unallocated working capital	2,985,916
TOTAL:	18,335,916

The Issuer estimates that its current cash and cash equivalents will be sufficient to meet its cash requirements set out above for the next 12 months. The Issuer may require additional financing to fund its administrative expenses and any proposed acquisitions, if applicable. The Issuer has historically satisfied its capital needs by issuing equity securities. The 12 Month Use of Funds table above does not take into account any revenue that may be earned by the Issuer from its clinical operations over the next 12 months. Any revenue derived from such operations will be allocated proportionately to the categories outlined above.

Notwithstanding the proposed uses of available funds discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult, at this time, to definitively project the total funds necessary to effect the planned activities of the Issuer. For these reasons, management of the Issuer considers it to be in the best interests of the Issuer and its shareholders to afford management a reasonable degree of flexibility as to how the funds are deployed among the uses identified above, or for other purposes, as the need arises. If, as a result of changes in the Issuer’s business, assets, operations or circumstances, the Board and management of the Issuer should determine that the available funds should be deployed other than as set forth above, the funds shall be allocated to such other business activities and assets as the Board and management reasonably determine. Further, the above uses of available funds should be considered estimates. See Section 17 - Risk Factors.

4.1.1       Principal Products and Services

Principal Products and Services

The Issuer plans to capitalize on psychedelic therapy opportunities through the Clinics and by providing education services for patients and medical professionals. The model developed at the Toronto Clinic is intended to be replicated across all of the Issuer’s future clinics.

Generally, a patient’s primary physician or psychiatrist will refer a patient to the Issuer for possible treatment. When a referral is received, the Issuer’s medical team will review the patient’s medical history to ensure there are no immediate contraindications. A patient will then consult with one of the psychiatrists operating out of the Clinic to assess whether ketamine-enhanced psychotherapy might be a suitable treatment option. Once approved, the patient will undergo a second screening to ensure their physical health is suitable for ketamine-enhanced psychotherapy and a treatment plan will be developed. Treatment will vary by individual, however a standard ketamine-enhanced psychotherapy program involves three sequential blocks, each consisting of two ketamine exploratory therapy sessions followed by one integration session. During and after the exploratory sessions, licensed psychotherapists guide the patient through the experience, and provide exploratory therapy to help the patient reintegrate into their body and understand their experience. During the integration sessions, psychotherapists help the patient integrate their experiences using clinical psychology techniques to help drive habit change as well as outlook and mindset improvements.

After the completion of these sessions, the Issuer also provides a digital patient portal (the “Patient Portal”) for on-going support and education to help sustain the effects of ketamine-enhanced psychotherapy. The Patient Portal provides patients with mood monitoring and mindfulness tools, patient-therapist communication, and personalized protocols and content. The Patient Portal is currently in development and it is anticipated that the Patient Portal will be available to the Issuer’s patients in December 2020.

Research and Development

FT Discovery is the Issuer’s business unit that is focused on drug discovery and development. One goal of FT Discovery is to translate and utilize the patient data obtained from the Clinics to design new molecules that will improve future patient outcomes.

FT-104 is the first molecule in development by FT Discovery. Routes to the synthesis of FT-104 have been tested and partially optimized. Initial quantities of FT-104 have been achieved and used in preliminary pre-clinical assessment. Optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021.

In addition, at the Jamaica Facility, the Issuer will be studying psychoactive fungi, specifically the cultivation, extraction and analysis of the psychoactive molecules contained within the mycelia and fruiting bodies of these complex organisms with a view to identifying and quantifying psilocybin and other tryptamine analogues that may play an essential role in the psychedelic experience and serve as promising candidates for drug development. The Issuer’s Jamaica team is comprised of a senior researcher and professor at the University of West Indies, Dr. Rupi Delgoda; a very well-connected lawyer and local businessman, PJ Asher; and, a local businessman with background in operations and construction, Mark ho-Tai. These individuals do not receive a salary or any form of financial compensation. As well, the Issuer has employees who are expected to travel to the Jamaica Facility monthly (which has since been restricted due to COVID-19).

Psychedelic Therapy Market

The Canadian psychedelic therapy industry is an emerging market and serves a medical market only. In Ontario, physicians working in medical clinics are regulated by the College of Physicians and Surgeons of Ontario, via the Regulated Health Professions Act, 1991 (Ontario) and the Medicine Act, 1991 (Ontario).

Ketamine clinics in the State of New York that are owned solely by New York-licensed physicians are organized as physician practices. Physician practices in the State of New York are overseen by the New York State Education Department, Office of the Professions, State Board for Medicine (the “NY Medical Board”). Laws that apply specifically to physician practices in the State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”) §§ 59.1 et. seq. and 8 NYCRR §§ 60.1 et. seq. The New York Clinic is likely to utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. Physician assistants are also subject to oversight of the NY Medical Board (and subject to laws codified at New York Education Law (“NYEL”) §§ 6540 et. seq.) and nurse practitioners are subject to oversight of the New York State Education Department, Office of the Professions (“NYOP”), State Board for Nursing (and subject to laws codified at NYEL §§ 6900 et. seq. and additional regulation that apply only to nurses at NYCRR §§ 64.1 et. seq.). Psychologists are licensed by the NYOP, State Board for Psychology (and subject to additional laws and regulations codified at NYEL §§ 7600 et. seq. and 8 NY CRR §§ 72.1 et. seq.), and psychotherapists are licensed by the NYOP, State Board for Mental  Health Practitioners (and subject to additional laws and regulations codified at NYEL §§ 8400 et. seq. and 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12 et. seq.).

Similarly, ketamine clinics in the State of California that are owned solely by California-licensed physicians are organized as California professional medical corporations while unlicensed persons are able to participate in a medical practice via a management service company. The Medical Board of California (the “CA Medical Board”) regulates physicians and surgeons under the Business and Professions Code, §2190.5. The CA Medical Board also regulates medical assistants, while nurses, nurse practitioners and certain psychotherapists are regulated by the Board of Registered Nursing. Psychologists are licensed by the California Board of Psychology.

In the State of Illinois, the Illinois Department of Financial and Professional Regulation (“IDFPR”) regulates physicians and surgeons under the Medical Practice Act (225 ILCS 60/2) and Medical Corporations under the Medical Corporation Act (805 ILCS 15/1). The IDFPR also regulates nurses under the Nurse Practice Act (225 ILCS 65/), psychologists under the Clinical Psychologist Licensing Act (225 ILCS 15/), and both licensed professional counselors and licensed clinical professional counselors under the Illinois Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1).

In the United States where ketamine clinics are physician-owned, Field Trip USA will provide management services to the physician practice that will own the clinics located in the United States. The relationship between Field Trip USA and the physician practice that it manages is subject to various standards of corporate practice and fee-splitting rules.

In Jamaica, psilocybin is not prohibited by the Jamaica Dangerous Drugs Act, 1948. Research conducted by FTNP at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division. In addition to GLP and cGMP, research involving human subject is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica as outlined in the Food and Drugs Act, 1964.

Marketing Plans and Strategies

Patient Acquisition

The Issuer’s planned expansion is contingent upon its patient member growth. Thus, its patient acquisition strategy is a critical component of its future success.

The Issuer plans to focus on a push-pull marketing strategy to generate patient leads. The marketing strategy will blend different marketing strategies to reach prospective patients (including through public relations campaigns, social media, digital marketing efforts through paid search and social media advertising, as well as potentially more traditional advertising channels such as television, radio and billboard advertising) as well as strategies to reach and educate the medical and therapy communities in jurisdictions that it plans to enter, including through medical education events.

The Issuer also markets and promotes itself to community physicians, as they are the individuals who most frequently provide the patient referrals. It focuses on the education of physicians via its website, podcast and through marketing materials.

Building Brand and Community

The Trip App will extend the reach and awareness of the Issuer’s brand to a broader audience of users, and open new potential revenue and marketing channels for the Issuer by providing tools to interested people through digital media tools.

In addition to traditional public relations activities, the Issuer has a number of marketing plans and strategies designed to build brand awareness and community around psychedelic therapy opportunities, including education and outreach  programs such as the Field Tripping Podcast and webinars, and a comprehensive social media strategy which comprises both paid and organic components.

Regulatory Restrictions on Branding

Colleges in Canada and Medical Boards in the United States impose certain restrictions on their members’ ability to conduct marketing and advertising activities.

Over the next 12 months, the Issuer has budgeted approximately $1,410,000 for marketing and advertising, which is anticipated to be utilized primarily for the opening of, and advertisement for, the new, to be opened, clinics as well as increasing brand awareness. It is anticipated that these funds will be allocated as follows:

Use of Available Funds	Amount ($)
Online marketing	440,000
Veterans program development	370,000
Personnel costs	310,000
Public relations & brand marketing	290,000
TOTAL:	1,410,000

Regulation of Advertising

Regulated professions in Canada and the United States, including physicians, psychotherapists, psychologists, and nurses, are subject to certain restrictions and requirements concerning advertising or soliciting patients. The restrictions vary by jurisdiction and profession. The Issuer will develop a compliance program to ensure adherence to these requirements.

Business Model

The Issuer’s business is three-fold: treatment of patients in its clinics as described above under Section 4.1.1 - Principal Products and Services, research and development focussing on discovering novel psychedelic molecules for treatment, and developing non-clinical tools designed to raise awareness of, and monetize, Psychedelic-enhanced therapies such as the App. A detailed description of the Issuer’s business model is set forth under Section 4.1 - Narrative Description of the Business.

Intellectual Property

The Issuer has developed proprietary processes, including its clinical techniques. While exploring the patentability of these techniques and processes, the Issuer relies on non-disclosure and confidentiality arrangements and trade secret protection.

The Issuer has invested significant resources towards developing a recognizable and unique brand and is in the process of seeking registration of trademarks with the Canadian Intellectual Property Office. The Issuer owns the website domains www.fieldtriphealth.com, www.meetfieldtrip.com and www.fieldtripping.fm and social media accounts on Instagram11, Facebook12, LinkedIn13 and Twitter14. The Issuer also has a podcast available located at www.fieldtripping.fm and is also available through other channels including Spotify, Apple Podcasts, iHeart Radio, Google Podcasts, and Simplecast. As of June 30, 2020, the Issuer has invested $235,000 towards developing its brand. The Issuer maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.

[11]	https://www.instagram.com/fieldtriphealth

[12]	https://www.facebook.com/fieldtriphealth

[13]	https://www.linkedin.com/company/fieldtriphealth

[14]	https://twitter.com/fieldtriphealth

Trademarks

The Issuer has registered the following name and design for trademark protection in Canada and intends to do so in the United States, within the next 6 months. For additional details on the risks associated with the lack of trademark protection, please see Section 17 - Risk Factors – Intellectual Property:

The text and stylized logo for “field trip”, produced here:

The Issuer has applied for the following names for trademark protection in Canada and intends to do so in the United States. For additional details on the risks associated with the lack of trademark protection, please see Section 17 - Risk Factors – Intellectual Property:

The text “Field Trip Health”, “Field Trip Psychedelics”, “Field Tripping”, “Field Trip Discovery”, “Field Trip Basecamp” and “Field Trip Natural Products”.

In addition, the Issuer has a provisional patent relating to FT-104 composition and use that has been filed with the USPTO (63,045,901; June 30, 2020). See Section 4.1 - Narrative Description of the Business - Research and Development.

4.1.2       Production and Sales

Cyclical or Seasonal Impacts

The business of psychedelic therapy and patient services is neither cyclical nor seasonal. Patient demand is based on medical need and this need is not a factor of season or markets. However, the business is subject to physician availability and the acceptance in the medical community of ketamine and other psychedelic substances as effective treatments for depression, PTSD, addiction, and other mental health conditions.

Environmental Protections

The Issuer’s business does not materially impact environmental conditions. The Issuer does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive position in the current fiscal year or in future years.

Number of Employees

As of August 1, 2020, the Issuer has 33 employees, including contractors and part-time employees of affiliates (the Clinics, where company-owned), distributed among the following departments:

Department	Number of Employees(1)
Administrative	2
Executive	7
Finance	2
Clinical	9
Research and development	2
Marketing	2
Operations	6
Sales	3
Total	33

Notes:
(1) Where Clinics are set up as professional medical corporations, employees are excluded from the chart above.

Risks Regarding Foreign Operations

The Toronto Clinic and the Issuer’s current principal business operations are located in Canada. The Issuer also has additional clinics in New York and California. The Issuer has plans in the near-term to expand its clinic operations to other states in the United States and Europe. Currently, the Issuer is conducting research and development, and constructing a research and development centre, at the Jamaica Facility. As a result, there is a risk that regulatory changes as well as economic or political uncertainty could require that the Issuer re-evaluate its business prospects and could negatively impact upon its ability to conduct its research initiatives. The Issuer does not have any other risks and/or dependencies on foreign operations.

4.1.3       Competitive Conditions

The psychedelic therapy business in Canada is an emerging industry with high levels of competition. The Issuer’s current business plan is the establishment of a North American chain of ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic- integration psychotherapy clinics. The Issuer expects that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, the Issuer expects to compete with other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While the Issuer was an early entrant to the psychedelic-enhanced psychotherapy market in Canada, other market participants have emerged. The Issuer expects to face intense competition from new or existing market participants, some of which may have greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Issuer.

5.       SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1       Consolidated Financial Information – Annual Information

Newton’s Annual Information

The following table provides a brief summary of Newton’s financial information for each of its three most recently completed financial years. The selected financial information has been derived from, and should be read in conjunction with, Newton’s audited financial statements for the years ended December 31, 2019, 2018 and 2017, which are attached to this Listing Statement as Schedule “A”.

	As at and for the year ended December 31, 2019 (audited) ($)	As at and for the year ended December 31, 2018 (audited) ($)	As at and for the year ended December 31, 2017 (audited) ($)
Statement of operations
Total revenue	-	-	-
Net and comprehensive loss from operations	239,743	251,097	468,463
Net loss per share (basic and diluted)	0.04	0.05	0.29

Statement of financial position
Total assets	542,319	700,331	413,045
Total liabilities	25,101	30,464	32,553
Cash dividends declared per share	-	-	-

Field Trip’s Annual Information

The following table provides a brief summary of Field Trip’s financial information for the period from incorporation (April 2, 2019) to March 31, 2020. The selected financial information has been derived from, and should be read in conjunction with, Field Trip’s audited financial statements for the period from incorporation until March 31, 2020, which are attached to this Listing Statement as Schedule “B”.

As at and for the year ended March 31, 2020 (audited) (C$)
Statement of operations
Total revenue	1,000
Net and comprehensive loss from operations	2,678,365
Net loss per share (basic and diluted)	0.26

Statement of financial position
Total assets	12,541,095
Total liabilities	2,121,083
Cash dividends declared per share	Nil.

Issuer’s Pro Forma Financial Information

The following table provides a brief summary of the Issuer’s consolidated financial position as at June 30, 2020 on a pro forma basis following the completion of the Transaction. The selected financial information has been derived from, and should be read in conjunction, with the Issuer’s pro forma consolidated financial statements attached to this Listing Statement as Schedule “C”.

	Newton as of June 30, 2020 (unaudited) ($)	Field Trip as of June 30, 2020 (unaudited) ($)	Issuer Pro Forma as of June 30, 2020 (unaudited) ($)
Statement of financial position
Total assets	479,261	13,019,504	25,155,085
Total liabilities	21,676	4,744,900	5,599,910
Cash dividends declared per share	Nil.	Nil.	Nil.

5.2	Quarterly Financial Information

Newton’s Interim Financial Information

The following table provides certain selected quarterly financial information for Newton for the eight fiscal quarters ended December 31, 2019, being Newton’s most recently completed financial year end:

		Total Income	Income from
	Net Sales or	from	Continuing Operations,			Net Income (Loss), Per
	Total	Continuing	Per Share ($)			Share
	Revenues	Operations	Fully-	Non-	Net Income/	Fully-	Non-
Period	($)	($)	Diluted	Diluted	(Loss)	Diluted	Diluted
Q1 2020	--	--	--	--	(25,758)	0.00	0.00
Q4 2019	--	--	--	--	(239,743)	(0.04)	(0.04)
Q3 2019	--	--	--	--	(176,525)	(0.03)	(0.03)
Q2 2019	--	--	--	--	(141,204)	(0.02)	(0.02)
Q1 2019	--	--	--	--	(23,776)	--	--
Q4 2018	--	--	--	--	(251,097)	(0.05)	(0.05)
Q3 2018	--	--	--	--	(171,256)	(0.04)	(0.04)
Q2 2018	--	--	--	--	(100,963)	(0.03)	(0.03)

Field Trip’s Interim Financial Information

The following table provides certain selected quarterly financial information for Field Trip for the period from incorporation on April 2, 2019 until March 31, 2020, being Field Trip’s most recently completed financial year end:

Income from
	Net Sales	Total Income from	Continuing Operations,			Net Income (Loss),
	or Total	Continuing	Per Share (CAD$)			Per Share
	Revenues	Operations	Fully-	Non-		Fully-	Non-
Period	($)	($)	Diluted	Diluted	Net Income / (Loss)	Diluted	Diluted
Q1 2021	23,599	(2,923,110)	(0.21)	(0.21)	(2,923,110)	(0.21)	(0.21)

5.3	Dividends

The Issuer does not intend, and is not required, to pay any dividends on the Issuer Common Shares. The Issuer currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Issuer does not intend to pay dividends on the Issuer Common Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the Issuer’s financial condition, earnings, financial requirements, business environment, operating results, capital requirements, contractual restrictions on the payment of distributions, and any other factors that the Board deems relevant.

5.4	IFRS

The financial statements included in this Listing Statement have been, and the future financial statements of the Issuer shall be, prepared in accordance with IFRS.

6.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to Schedule “D” for Newton’s management’s discussion and analysis for the year ended December 31, 2019 and for the six months ended June 30, 2020.

Please refer to Schedule “E” for Field Trip’s management’s discussion and analysis for the period from incorporation on April 2, 2019 to March 31, 2020 and for the three months ended June 30, 2020 .

7.	MARKET FOR SECURITIES

Prior to the Transaction, the Newton Common Shares were listed on the NEX board of the TSXV under the symbol “NTN.H” effective November 17, 2014, and none of Field Trip’s shares were listed or posted for trading on any stock exchange or quotation system.

The Issuer Common Shares have been conditionally approved for listing on the CSE under the symbol “FTRP”.

8.	CONSOLIDATED CAPITALIZATION

The following table summarizes the consolidated capitalization of the share and loan capital of the Issuer as of the date hereof, both before and after giving effect to the Transaction as though it had occurred on the date hereof. The table should be read in conjunction with the financial statements of Newton and Field Trip, including the notes thereto, included as schedules to this Listing Statement:

Designation of Security	Amount Authorized or to be Authorized	Newton Common Shares (Post-Consolidation) Prior to the Transaction (A)	Field Trip Common Shares Prior to the Transaction (B)	Issuer After Giving Effect to the Transaction (A) + (B)
Common Shares	Unlimited	795,106	37,007,886	37,802,992
Options	15% of the issued and outstanding Issuer Common Shares	74,453	3,840,806	3,915,259
Warrants	-	-	299,753	299,753

9.	OPTIONS TO PURCHASE SECURITIES

In connection with the Transaction, the Issuer Board adopted Field Trip’s stock option plan, as established by Field Trip (the “Issuer Option Plan”), as the Issuer’s stock option plan. The following is a summary of the material terms of the Issuer Option Plan.

Purpose

The purpose of the Issuer Option Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Issuer and its affiliates.

Number of Options

The maximum number of options to purchase Issuer Common Shares reserved for issuance under the Issuer Option Plan is the greater of: (i) 3,100,000 Issuer Common Shares; or (ii) 15% of the issued and outstanding Issuer Common Shares (subject to adjustment in accordance with the Issuer Option Plan) from time to time, on a non-diluted basis. Issuer Options that have been exercised, cancelled, surrendered or terminated, or that expire without being exercised, shall again be available for issuance under the Issuer Option Plan. Notwithstanding the foregoing, the maximum number of Issuer Common Shares that may be issued under the Issuer Option Plan pursuant to the exercise or surrender of Issuer Options is 7,500,000, but in all events subject to the limitations in (i) and (ii).

Options to Purchase Securities

As of the date of this Listing Statement, the Issuer has 3,840,806 Issuer Options outstanding under the Issuer Option Plan (which for greater certainty, excludes the 74,453 Replacement Options held by former Newton Option holders). Pursuant to the Issuer Option Plan, options may be granted to directors, employees and consultants of the Issuer or its affiliates, subject to the rules and regulations of applicable regulatory authorities and the CSE.

Category of Optionee(1)	Aggregate Number of Persons	Number of Options	Exercise Price per Share (Range)	Date of Grant (Range)
All officers and directors of the Issuer	6	935,000	$0.50 - $2.00	03/2020 to 04/2020
All other employees of the Issuer(2)	26	1,479,000	$0.50 - $2.00	03/2020 to 09/2020
All consultants of the Issuer(3)	31	1,426,806	$0.50 – $2.00	03/2020 to 09/2020

Notes:

(1)	The outstanding Issuer Options have a 4 year term and, generally, 25% of such Issuer Options vest on the first anniversary of the date of grant and the balance vest in equal monthly instalments after the first anniversary.

(2)	Includes employees of the Issuer’s affiliates.

(3)	Includes the principal of the Issuer’s physician owned clinics (either directly or via professional corporations) in the United States, being Dr. Ben Medrano.

10.	DESCRIPTION OF THE SECURITIES

10.1	Description of Issuer’s Securities

All outstanding Field Trip Common Shares were exchanged for Issuer Common Shares in connection with the Transaction. The Issuer is authorized to issue an unlimited number of Issuer Common Shares and an unlimited number of Issuer Preferred Shares. There were 37,802,992 Issuer Common Shares and no Issuer Preferred Shares issued and outstanding immediately following the Transaction.

The maximum number of options to purchase Issuer Common Shares reserved for issuance under the Issuer Option Plan is the greater of: (i) 3,100,000 Issuer Common Shares; or (ii) 15% of the issued and outstanding Issuer Common Shares (subject to adjustment in accordance with the Issuer Option Plan) from time to time, on a non-diluted basis. Issuer Options that have been exercised, cancelled, surrendered or terminated, or that expire without being exercised, shall again be available for issuance under the Issuer Option Plan. Notwithstanding the foregoing, the maximum number of Issuer Common Shares that may be issued under the Issuer Option Plan pursuant to the exercise or surrender of Issuer Options is 7,500,000, but in all events subject to the limitations in (i) and (ii).

Issuer Common Shares Share Terms

Voting Rights

The holders of Issuer Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Issuer. Each Issuer Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.

Dividend Rights

Subject to the prior rights and privileges attached to any other class of shares of the Issuer, the holders of the Issuer Common Shares are entitled to receive any dividend declared by the Issuer.

Rights Upon Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of the Issuer, the holders of the Issuer Common Shares are entitled to receive the remaining property and assets of the Issuer.

Pre-Emptive Rights

This section is not applicable to the Issuer.

Conversion or Exchange Rights

The Issuer Preferred Shares may, if issued, be made convertible into Issuer Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.

10.2	Prior Sales

Newton

Immediately prior to the Transaction, and following the completion of the Consolidation, there were 795,106 Newton Common Shares issued and outstanding.

Field Trip

Immediately prior to the Transaction, and following completion of the FT Private Placement, the September Offering and the conversion of Field Trip Class B Shares into Field Trip Common Shares, there were 37,007,886 Field Trip Common Shares issued and outstanding.

The following tables set forth details of the issuances of Field Trip Common Shares and securities exercisable into Field Trip Common Shares within the last 12 months before the date of this Listing Statement:

Date of Issue	Description	Number of Securities Sold	Price Per Share/Exercise Price	Description of Consideration
October 3, 2019	Exercise of Field Trip Options	2,700,270	$0.00001	Cash
October 19, 2019	Field Trip Common Shares	2,510,000	$0.50	Cash
October, 2019 to September, 2020	Field Trip Options	3,840,806	$0.50 to $2.00	Cash
February 6, 2020 to May 20, 2020	Field Trip B Shares(1)	9,507,263	US$0.90	Cash and 20,882 Field Trip B Shares were issued in satisfaction of financing costs
August 11, 2020	Exercise of Field Trip Options	9,000,900	$0.00001	Cash
August 14, 2020	FT Private Placement	5,516,724	$2.00	Cash
August 14, 2020	Agents’ Shares(2)	55,167	$2.00	Fee in connection with the FT Private Placement
August 14, 2020	Agents’ Warrants(2)(3)	299,753	$2.00	Fee in connection with the FT Private Placement
September 21, 2020	September Offering	816,932	$2.00	Cash
September 25, 2020	Field Trip Common Shares	600,000	$2.00	Payment of Milestone Shares under the FTNP SPA

Notes:

(1)	The Field Trip Class B Shares converted into Field Trip Common Shares following the closing of the FT Private Placement on a one-for-one basis.

(2)	Issued to the Agents as compensation in connection with the FT Private Placement.

(3)	Exchanged for Issuer Warrants on completion of the Transaction.

10.3	Stock Exchange Price

Prior to listing on the CSE, the Newton Common Shares were listed under the symbol “NTN” on the NEX board of the TSXV and the Field Trip Common Shares were not listed or posted for trading on any stock exchange or quotation system. The following table sets forth the high and low sale prices and trading volumes of the Newton Common Shares for each of the periods indicated:

	Open	High	Low	Close
Date	($)	($)	($)	($)	Volume
June 1, 2020 – June 18, 2020(1)	0.195	0.195	0.175	0.175	15,000
May 2020	0.170	0.170	0.150	0.170	5,000
April 2020	0.100	0.150	0.100	0.150	4,875
Quarter ended March 31, 2020	0.140	0.140	0.140	0.140	-
Quarter ended December 31, 2019	0.150	0.220	0.140	0.140	10,013
Quarter ended September 30, 2019	0.220	0.220	0.220	0.220	-
Quarter ended June 30, 2019	0.275	0.275	0.220	0.220	2,150
Quarter ended March 31, 2019	0.200	0.270	0.200	0.270	28,650
Quarter ended December 31, 2018	0.400	0.400	0.215	0.235	3,950
Quarter ended September 30, 2018	0.200	0.540	0.200	0.400	108,577
Quarter ended June 30, 2018	0.200	0.425	0.165	0.215	34,569
Quarter ended March 31, 2018	0.390	0.500	0.390	0.420	84,700

Notes:

(1)	Trading in the Newton Common Shares on the NEX board of the TSXV was halted on June 18, 2020 in connection with the announcement of the Transaction and the Newton Common Shares were de-listed from the TSXV on September 30, 2020. The Issuer has applied to list the Issuer Common Shares on the CSE.

11.	ESCROWED SECURITIES

The Issuer has no securities currently held in escrow.

In connection with the listing of the Issuer Common Shares on the CSE, all securities held by “Related Persons” of the Issuer are required to be deposited into escrow under the terms of an escrow agreement among the Issuer, Odyssey Trust Company and the Related Persons (the “Escrow Agreement”), pursuant to National Policy 46-201 – Escrow for Initial Public Offerings (“NP 46-201”).

For the purposes of this section, “Related Persons” means, with respect to the Issuer:

a)	the partners, directors and senior officers of the Issuer or any of its material operating subsidiaries;

b)	Promoters of the Issuer during the two years preceding this Listing Statement;

c)	those who own or control more than 10% of the Issuer’s voting securities; and

d)	Associates and affiliates of any of the above.

Under NP 46-201, securities held by Related Persons are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions.

A total of 19,893,465 Issuer Common Shares representing 52.62% of the issued and outstanding Issuer Common Shares will be deposited into escrow pursuant to the Escrow Agreement (the “Escrowed Securities”).

The particulars of the holders of the Escrowed Securities pursuant to the Escrow Agreement is as outlined in the table below:

Designation of Class Held in Escrow	Number of Securities Held in Escrow	Percentage of Class
Issuer Common Shares	19,893,465	52.62%

Name of Escrowed Securityholder	Number of Securities Held in Escrow	Percentage of Class
2360203 Ontario Limited(1)	5,517,026	14.59%
Iron and Fuzz Holdings Inc.(2)	3,517,027	9.30%
CRS Energy Inc.(3)	3,580,915	9.47%
Mujeeb Jafferi	3,622,582	9.58%
2423450 Ontario Limited(4)	3,655,915	9.67%

Notes:

(1)	Beneficially owned and controlled by Joseph del Moral, a director and officer of the Issuer.

(2)	Beneficially owned and controlled by Ronan Levy, a director and officer of the Issuer.

(3)	Beneficially owned and controlled by Hannan Fleiman, a director and officer of the Issuer.

(4)	Beneficially owned and controlled by Dr. Ryan Yermus, a director and officer of the Issuer.

The Issuer is currently classified as an “established issuer” by the CSE as defined in NP 46-201, and therefore the Escrowed Securities will be subject to an eighteen month escrow. Pursuant to the Escrow Agreement, the Related Persons will agree to deposit into escrow the Escrowed Securities into escrow with the Issuer’s transfer agent, and the Escrowed Securities will be released from escrow on the following schedule:

Release Date	Amount of Escrowed Securities Released
Listing Date	1/4 of the Escrowed Securities
6 months after the Listing Date	1/3 of remaining Escrowed Securities
12 months after the Listing Date	1/2 of remaining Escrowed Securities
18 months after the Listing Date	The remaining Escrowed Securities

In addition to the foregoing escrow arrangements: (i) the Founders have agreed to lock-up restriction with respect to the Escrowed Securities, which provides for a staggered release from such restrictions on the 6, 12, 18 and 24 month anniversary of the issue date; and (ii) certain shareholders holding approximately 10,500,000 Field Trip Common Shares have agreed to a voluntary lock-up restriction with respect to Field Trip Common Shares, which provides for a staggered release from such restrictions on each 2, 4, 8 and 10 month anniversary of the issue date.

12.	PRINCIPAL SHAREHOLDERS

12.1	Principal Shareholders

Following the Transaction, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Issuer (being solely the Issuer Common Shares) carrying more than 10% of the voting rights attached to any class of voting securities of the Issuer:

Name and Jurisdiction of Residence	Number of Issuer Common Shares	Percentage of Issuer Common Shares
2360203 Ontario Limited(1)	5,517,026	14.59%

Notes:

(1)	Beneficially owned and controlled by Joseph del Moral, a director and officer of the Issuer.

13.	DIRECTORS AND OFFICERS

13.1	Directors and Officers

The articles of the Issuer provide that the number of directors should be a minimum of three and a maximum of 15 directors. Each director shall hold office until the close of the next annual general meeting of the shareholders of the Issuer, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. The Board currently consists of seven directors, of whom two can be defined as an “unrelated director” or a director who is independent of management and is free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Issuer, other than interests and relationships arising solely from being shareholders of the Issuer.

The following table sets forth the names of all directors and officers of the Issuer, their municipalities of residence, their current positions with the Issuer, their principal occupations during the past five years and the number and percentage of Issuer Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by them as at the date hereof. Additional biographical information is included below the following table. Each person was appointed, as a nominee of Field Trip, to the position(s) indicated below in connection with the Transaction.

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to the Transaction	Number and Percentage of Issuer Common Shares Beneficially Owned or Controlled After the Transaction
Joseph del Moral Toronto, Ontario Director, Chief Executive Officer	CEO of Field Trip; CEO of Trait Biosciences Inc. (July 2018 to January 2019); and CEO of CanvasRx Holdings Inc. (January 2014 to August 2016)	April 2019	5,517,026 (14.91%)	5,517,026 (14.59%)
Ronan Levy Toronto, Ontario Director, Executive Chairman

Executive Chairman of Field Trip;

Chief Strategy Officer of Trait

Biosciences Inc.

(July 2018 to January 2019);

SVP Business & Corporate Affairs, of

Aurora Cannabis Inc.

(November 2017 to June 2018);

Chief Corporate Officer & General

Counsel of CanvasRx Holdings Inc.

(April 2014 to June 2018);

Principal, TDF Debt Advisory Law

Professional Corporation

(Since June 2015); and

President of Toronto Gold

(Since March 2011)

		April 2019	3,517,027 (9.50%)	3,517,027 (9.30%)

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to the Transaction	Number and Percentage of Issuer Common Shares Beneficially Owned or Controlled After the Transaction
Hannan Fleiman Toronto, Ontario Director, President	President of Field Trip; President of Trait Biosciences Inc. (July 2018 to January 2019); and Chief Operating Officer of CanvasRx Holdings Inc. (January 2014 to June 2018)	April 2019	3,580,915 (9.68%)	3,580,915 (9.47%)
Mujeeb Jafferi(1)(2) Toronto, Ontario Director, Chief Operating Officer

Chief Operating Officer of Field Trip;

President of Just Energy Solar

(May 2016 to April 2019);

Vice President, Sales Strategy &

Transformation, of Just Energy Corp.

(February 2016 to April 2019); and

Partner at Lightwing Partners

(June 2015 to February 2016);

		Officer Appointment: May 2019 Director Appointment: January 2020	3,622,582 (9.79%)	3,622,582 (9.58%)
Dr. Ryan Yermus Toronto, Ontario Director, Chief Clinical Officer	Chief Clinical Officer of Field Trip; and Physician, Ontario Addiction Treatment Centres (Since 2010)	Officer Appointment: April 2019 Director Appointment: January 2020	3,655,915 (9.88%)	3,655,915 (9.67%)
Tyler Dyck Toronto, Ontario Treasurer and Head of Finance

Treasurer and Head of Finance of Field

Trip;

Director of Finance at Chefs Plate

(November 2017 to October 2019);

Director of Finance at Hello Fresh

(May 2017 to October 2019); and

Senior Accountant, KPMG

(September 2013 to September 2017)

		November 2019	Nil(3)	Nil(3)
Donna Wong Toronto, Ontario Chief Financial Officer

Chief Financial Officer of Field Trip;

Managing Director of On Point

Advisors Inc.

(Since August 2019);

Senior Manager, Financial Reporting of

Fairfax Africa

(January 2018 to July 2019); and

VP, Finance of ViXS Systems Inc.

(July 2018 to December 2017)

		September 2020	Nil	Nil

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to the Transaction	Number and Percentage of Issuer Common Shares Beneficially Owned or Controlled After the Transaction
Paula Amy Hewitt Toronto, Ontario Vice President, General Counsel and Corporate Secretary

Vice President, General Counsel and

Corporate Secretary to Field Trip;

Senior Vice President, General

Counsel, Chief Compliance Officer &

Chief Privacy Officer at Raymond

James Ltd.;

(August 2018 to October 2019)

Senior Vice President, Chief

Compliance Officer (Canada) at

Macquarie Group

(December 2016 to August 2018)

Vice President, Legal & Compliance at

Dundee Securities Ltd.

(May 2009 to December 2016)

		July 2020	Nil(4)	Nil(4)
Helen Boudreau(1)(2)(8) Lexington, Massachusetts Director

Member of the board of Premier, Inc.

(Since June 2020);

COO of the Bill & Melinda Gates

Medical Research Institute

(June 2018 to June 2019)

Chief Financial Officer, Protesostasis

Therapeutics, Inc.

(July 2017 to June 2018);

Board Member, Proteostasis

Therapeutics, Inc. and

Chief Financial Officer, FORMA

Therapeutics, Inc.

(October 2014 to June 20174)

		April 2020	Nil(4)	Nil(4)
Dieter Weinand(1)(2) (8) Pompano Beach, Florida Director

Chairman of the Board of Directors of

Replimune Group Inc.

(Since April 2019 and Director since

June 2018);

Executive Vice President of Primary

Care and member of the Executive

Committee at Sanofi

(November 2018 to March 2020); and

CEO and Chairman of the Board of

Management of Bayer Pharma AG; and

Member of the Management Board at

Bayer AG

(July 2014 to November 2018)

		April 2020	Nil(4)	Nil(4)

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Common Shares Beneficially Owned or Controlled Prior to the Transaction	Number and Percentage of Issuer Common Shares Beneficially Owned or Controlled After the Transaction
Dr. Nathan Bryson Toronto, Ontario Chief Science Officer	Chief Science Officer of Acerus Pharmaceuticals Corporation (February 2014 to February 2020)	April 2020	Nil(5)	Nil(5)
Amardeep Manhas Toronto, Ontario Chief Technology Officer

Chief Technology Officer of Field Trip;

Vice President Solar Operations, Crius

Energy Management LLC

(September 2016 to November 2018);

Senior Partner, Business Operations,

SunEdison LLC

(April 2015 to September 2016); and

Vice President of Operations,

LightWing Inc.

(July 2014 to April 2015)

		October 2019	55,555(6) (0.15%)	55,555(6) (0.15%)

Notes:

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Excludes 120,000 Issuer Options to acquire 120,000 Issuer Common Shares

(4)	Excludes 100,000 Issuer Options to acquire 100,000 Issuer Common Shares

(5)	Excludes 300,000 Issuer Options to acquire 300,000 Issuer Common Shares

(6)	Excludes 215,000 Issuer Options to acquire 215,000 Issuer Common Shares

(7)	Ms. Wong will devote 40% of her time to the Issuer and Dr. Yermus devotes 95% of his time to the Issuer. All other officers devote 100% of their time to the Issuer.

(8)	Independent Directors are expected to devote a sufficient amount of time to adequately discharge their duties to the Issuer.

All of the directors of the Issuer will be appointed to hold office until the next annual general meeting of shareholders or until their successors are duly elected or appointed, unless their office is earlier vacated.

Upon completion of the Transaction, all Promoters, directors, officers, and Insiders of the Issuer, as a group, will beneficially own, directly or indirectly, an aggregate of 19,893,465 Issuer Common Shares (excluding convertible securities).

The following are brief biographical descriptions of the officers and directors of the Issuer:

Joseph del Moral, Director & Chief Executive Officer, Age 42

Mr. del Moral is an experienced entrepreneur and a founder of Field Trip. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009. Mr. del Moral is also on the board of directors of Felix Health, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral was conferred a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University in June 2001.

Ronan Levy, Director & Executive Chairman, Age 41

Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.

Hannan Fleiman, Director & President, Age 40

Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Field Trip., CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman is a board member of MedicNL, a contract research organization, and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University in June 2006 and his BSc from University of Guelph in June 2003.

Mujeeb Jafferi, Director & Chief Operating Officer, Age 37

Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Assistant. Regional General Manager for US Northeast Region. He holds a BA in Information Technology, conferred in 2004, from York University and a Global Professional Master of Laws, conferred in 2014, from University of Toronto.

Dr. Ryan Yermus, Director & Chief Clinical Officer, Age 39

Dr. Yermus is a physician who completed his medical training at the University of Ottawa in 2007 and his residency at the University of Toronto in 2009. As a pioneer in the Canadian medical cannabis industry, he was responsible for the development of a clinical protocol that led to the treatment of thousands of medical cannabis patients. In 2014, Dr. Yermus founded Medical Marijuana Clinics of Canada (MMCC), the first fully compliant cannabis clinic in Ontario. MMCC went on to be acquired by Canadian Cannabis Clinics, which grew to become the nation’s largest cannabis clinic network and was acquired by Aurora Cannabis Inc. in 2016. For the past decade, Dr. Yermus has also worked as a clinician at the Ontario Addiction Treatment Centres helping patients suffering from addictions.

Tyler Dyck, Treasurer and Head of Finance, Age 30

Mr. Dyck is a dynamic CPA, CA comfortable working across all functions of an organization in high -growth environments. Most recently, Mr. Dyck was finance employee #1 at HelloFresh Canada, where starting from a 100% outsourced model, he grew the finance and accounting function to a team of 8 over 30 months. While at HelloFresh he also led the due diligence, financial analysis, and business planning relating to the acquisition of Chefs Plate. Mr. Dyck started his career in KPMG’s audit practice after obtaining an Honours BBA from Wilfrid Laurier University in May 2013.

Donna Wong, Chief Financial Officer, Age 54

Ms. Wong is a financial growth expert with over 20 years of experience within private start-ups and public multi-national organizations, primarily in the technology sector. She has a proven track record in establishing the necessary corporate infrastructure to scale through change management, IT, and cross-functional collaboration among multi-location businesses. Prior to her current role, as VP, Finance of ViXS Systems, Ms. Wong guided the company from pre-revenue to $100 million in revenues and eventual listing on the TSX. Ms. Wong is a CPA, CA, CMA and earned a Master of Accounting in 1992 and Honours Bachelor of Arts degrees in 1990, both from the University of Waterloo.

Paula Amy Hewitt, Vice President, General Counsel and Corporate Secretary, Age 48

Ms. Hewitt brings 16 years of broad legal experience gained through a career in private practice and in executive roles within Canadian and Multinational financial services companies. Between 2009 and 2019, Ms. Hewitt held various executive positions with investment dealer companies, including Vice President, Legal & Compliance, Head of Legal, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Privacy Officer and General Counsel. Prior to 2009, Ms. Hewitt worked as an associate lawyer at Bay Street law firms, practicing securities and mining law. Ms. Hewitt sits on the board of directors of Caldwell Investment Management, a portfolio manager and investment fund manager. Paula has served on the Ontario District Council of Investment Industry Regulatory Organization of Canada andon the Canadian Advisory Board of the International Association of Privacy Professionals (“IAPP”). In addition to earning a Juris Doctor from Osgoode Hall Law School in 2001, Paula earned a BA in Psychology from McGill University in June 1994, a Graduate Certificate in Risk Management from the University of Toronto in March 2015 and the CIPP/C, CIPM and CIPT designations from the IAPP.

Helen M. Boudreau, Director, Age 54

Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech focused on diseases that cause mortality, poverty, and inequality in low and middle-income countries from 2018 to 2019. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics (2017-2018) and FORMA Therapeutics (2014-2017). Helen worked at Novartis (2008-2014) and Pfizer (1999-2008), serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking at Bank of America (1987-1991), was an engagement manager at McKinsey & Company (1993-1996), a strategic consulting firm, and a Director of Strategic Planning at YUM! Brands/PepsiCo (1996-1999). Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, and is also on the boards of three private biotech companies. Helen earned a BA in Economics, summa cum laude, from the University of Maryland in 1987, and an MBA from the Darden Graduate School of Business at the University of Virginia in 1993.

Dieter Weinand, Director, Age 59

Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the Board of Directors of HealthPrize Technologies.

Dr. Nathan Bryson, Ph.D, Chief Science Officer, Age 57

Dr. Bryson has 30 years of experience in pharmaceutical drug development. After receiving his Ph.D. in radiopharmaceutical chemistry (MIT, 1988) and successive post-doctoral studies in catalysis and polymers at the University Louis Pasteur (Strasbourg, France) and MIT, Dr. Bryson joined Flamel Technologies (now Avadel Pharma) as a founding scientist in 1990, eventually developing and leading teams in R&D, process development and commercialization. After expanding roles, as Vice President R&D at Bionisis (FR) and Matregen (Canada), Dr. Bryson transitioned to CSO roles at Cynapsus in 2005 (formerly, Cannasat) and to Acerus Pharmaceuticals Corporation in 2014. At Cynapsus, he led Chemistry-Manufacturing-Controls and early-stage development of Kinmobil (now approved in Canada and US), while at Acerus, he headed research, clinical development, medical and regulatory affairs, as well as production. Prior to his doctorate, Nathan received a B.Sc. (chemistry), conferred in 1984, from Auburn University.

Amardeep Manhas, Chief Technology Officer, Age 37

Mr. Manhas is a seasoned business technology and operations executive with over 15 years of diverse experience in both public and startup companies. In 2014, Mr. Manhas joined cleantech startup LightWing Inc as VP Operations, where he oversaw the buildout of the operational organization and a proprietary technology platform for consumers and affiliate partners. LightWing was fully acquired by SunEdison LLC in 2015, and Mr. Manhas stayed on with SunEdison to oversee business operations and technology for its residential partner division. In 2016, Mr. Manhas joined Crius Energy as VP Operations, where he built a back -office technology and support organization to scale multi-channel growth for the solar business. Prior to 2014, Mr. Manhas worked at Just Energy Group Inc in a variety of operational and technology leadership roles. Mr. Manhas holds a Bachelor of Applied Science in Engineering Physics, conferred in 2004, from Queen’s University.

13.2	Periods of Directorships

See brief biographical descriptions under Section 13.1.

13.3	Securities Ownership

See table under Section 13.1.

13.4	Board Committees

The Issuer currently has an audit committee and a compensation committee. A brief description of each committee is set out below. The Board may establish such other committees of the Board as determined to be appropriate, in addition to the audit committee and compensation committee, from time to time in its discretion.

Audit Committee

The Issuer will have an Audit Committee consisting of the following members: Dieter Weinand, Helen Boudreau, Mujeeb Jafferi. The audit committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters, including the Issuer’s external auditors, financial reporting and continuous disclosure, financial risk management, the Issuer’s whistle- blower and fraud function, and compliance with tax and securities laws. The audit committee reviews the financial reports and other financial information provided by the Issuer to regulatory authorities and its shareholders and reviews the Issuer’s system of internal controls regarding finance and accounting, including auditing, accounting and financial reporting processes. The audit committee will report, at least annually, to the Board.

The Issuer’s Board will adopt a written charter setting forth the responsibilities, powers and operations of the Audit Committee consistent with NI 52-110. The principal duties and responsibilities of the Issuer’s Audit Committee will be to assist the Issuer’s Board in discharging the oversight of:

•	the integrity of the Issuer’s consolidated financial statements and accounting and financial processes and the audits of our consolidated financial statements;

•	the Issuer’s compliance with legal and regulatory requirements;

•	the Issuer’s external auditors’ qualifications and independence;

•	the work and performance of the Issuer’s financial management and its external auditors; and

•	the Issuer’s system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the Issuer’s Board.

It is anticipated that the Audit Committee will have access to all books, records, facilities, and personnel and may request any information about the Issuer as it may deem appropriate. It will also have the authority to retain and compensate special legal, accounting, financial and other consultants, or advisors to advise the Audit Committee. The Audit Committee is also expected to review and approve all related-party transactions and prepare reports for the Issuer’s Board on such related-party transactions as well as be responsible for the pre-approval of all non-audit services to be provided by our auditors.

The following table sets out the members of the audit committee and indicates whether they are “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).

Name of Member	Independent(1)	Financially Literate(2)
Dieter Weinand	Independent	Financially Literate
Helen M. Boudreau	Independent	Financially Literate
Mujeeb Jafferi	Not Independent	Financially Literate

Notes:

(1)	A member of the audit committee is independent if he or she has no direct or indirect ‘material relationship’ with the Issuer. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Issuer, such as the President or Secretary, is deemed to have a material relationship with the Issuer.

(2)	A member of the audit committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer’s financial statements.

The Issuer is a “venture issuer” as defined in NI 52-110 and is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its Audit Committee and in respect of its reporting obligations under NI 52-110.

Compensation Committee

The primary responsibility of the compensation committee is oversight of the Issuer’s compensation of the directors and executive officers of the Issuer with respect to compensation guidelines and the criteria by which bonuses and stock-based compensation awards are determined; compensation plans adopted by the Board and changes in the number of shares reserved for issuance thereunder; reporting and continuous disclosure related to compensation; the Issuer’s ethics program; and compliance with tax and securities laws. The compensation committee will report, at least annually, to the Board regarding the compensation committee’s examinations and recommendations.

The compensation committee is currently comprised of Dieter Weinand, Helen M. Boudreau and Mujeeb Jafferi.

13.5       Principal Occupation or Employment of a Director or Officer

See the table under Section 13.1.

13.6	Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies

No director or officer of the Issuer, nor, to the Issuer’s knowledge, any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within 10 years before the date of this Listing Statement has been, a director or officer of any other company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other company access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days;

(b)	was the subject of an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

13.7	Penalties or Sanctions

No director or officer of the Issuer, nor, to the Issuer’s knowledge, any shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

13.8       Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and Promoters of the Issuer also holding positions as directors or officers of other companies. Some of the individuals who will be directors and officers of the Issuer have been, and will continue to be, engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Issuer will be in direct competition with the Issuer. Directors of the Issuer will be bound by the provisions of the ABCA to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interests, which they may have in any project or opportunity the Issuer may have. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter. To the best of the knowledge of the Issuer, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Promoters, directors and officers of the Issuer or other members of management or of any proposed Promoter, director, officer or other member of management of the Issuer as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Issuer and their duties as a director and/or officer of such other companies.

Other Reporting Issuer Experience

The following table sets out the directors and officers of the Issuer who are, or have been within the last five years, directors or officers of reporting issuers other than the Issuer:

Name of Director or Officer	Name of Reporting Issuer	Name of Trading Market	Position	Period (From/To)
Joseph del Moral	Cherry Street Capital Inc.	TSXV	Director	June 2017 – Present
	Aurora Cannabis Inc.	TSX	Director	October 2016 – March 2018
Hannan Fleiman	Abacus Health Products, Inc.	CSE	Director	July 31 2019 to June 11 2020
Helen M. Boudreau	Premier, Inc.	NASDAQ	Director	June 2020 – Present
	Proteostasis Therapeutics, Inc.	NASDAQ	Director	February 2016 – July 2017
Dieter Weinand	Sanofi SA	NASDAQ	Executive Committee Member	November 2018 – March, 2020
	Bayer AG	OTC US	Management Board Member	July 2014 – October 2018
	Replimune Group Inc.	NASDAQ	Chairmen of the Board of Directors	April 2020 – Present
			Director	June 2018 – Present
Paula Amy Hewitt	Caldwell Investment Management Ltd. (1)	TSX	Director	December 2019 – Present
Donna Wong	ViXS Systems Inc.	TSX	VP, Finance	July 2013 – December 2017

Notes:

(1)	Caldwell Investment Management Ltd. (“CIM”) is a private company as well as a portfolio manager and investment fund manager in the Province of Alberta, British Columbia, Manitoba, Ontario, Québec, Saskatchewan and an investment fund manager in Newfoundland and Labrador. CIM manages public mutual funds, an exchange traded fund and an investment company which trades on the Toronto Stock Exchange and, as such, directors are required to be registered with the Ontario Securities Commission and file a Personal Information Form with the Toronto Stock Exchange.

14.	CAPITALIZATION

14.1	Issued Capital

The following table sets out the number of the shares in all classes available in the Issuer’s public float and freely-tradeable float on a diluted and non-diluted basis.

	Number of Securities (non-diluted)	Number of Securities (fully-diluted)(1)	% of Issued (non-diluted)	% of Issued (fully diluted)
Public Float
Total outstanding (A)	37,802,992	42,018,004	100%	100%
Held by Related Persons or employees of the Issuer or Related Person of the Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held) (B)	19,970,276	22,409,276	52.83%	53.33%
Total Public Float (A-B)	17,832,716	19,608,728	47.17%	46.67%

Freely-Tradeable Float

Number of outstanding securities subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders (C)	19,893,465	19,893,465	52.62%	47.35%
Total Tradeable Float (A-C)	17,909,527	22,124,539	47.38%	52.65%

Note:

(1)	Excluding the 600,000 Issuer Common Shares, issuable under the FTNP SPA.

Public Securityholders (Registered)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	23	520
100 – 499 securities	6	1,394
500 – 999 securities	9	6,314
1,000 – 1,999 securities	5	5,974
2,000 – 2,999 securities	2	5,000
3,000 – 3,999 securities	2	7,154
4,000 – 4,999 securities	-	-
5,000 or more securities	182	13,477,084
Total	229	13,503,440

Public Securityholders (Beneficial)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	146	1,684
100 – 499 securities	50	11,945
500 – 999 securities	17	12,608
1,000 – 1,999 securities	11	9,558
2,000 – 2,999 securities	22	42,195
3,000 – 3,999 securities	5	21,835
4,000 – 4,999 securities	9	39,303
5,000 or more securities	79	4,266,959
Unable to determine
Total	339	4,406,087

Non-Public Securityholders (Registered)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	-	-
100 – 499 securities	-	-
500 – 999 securities	-	-
1,000 – 1,999 securities	-	-
2,000 – 2,999 securities	-	-
3,000 – 3,999 securities	-	-
4,000 – 4,999 securities	-	-
5,000 or more securities	7	19,893,465
Total	7	19,893,465

14.2	Convertible/Exchange Securities

The following table set forth convertible securities of the Issuer issued and outstanding immediately following the Transaction:

Description of Security	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
Issuer Options	3,840,806	3,840,806
Issuer Warrants	299,753	299,753
Replacement Options	74,453	74,453

15.	EXECUTIVE COMPENSATION

Below is the Statement of Executive Compensation, which has been prepared in accordance with Form 51-102F6V.

Named Executive Officers

The following table sets forth the anticipated compensation to be paid or awarded to the directors and the NEOs of the Issuer for the period noted:

Table of Compensation Excluding Compensation Securities
Name & position	Year	Salary, Consulting Fee, Retainer or Commission ($)		Bonus(3) ($)	Committee or meeting fees ($)	Value of Perquisites ($)	Value of all other compensation(4) ($)	Total compensation ($)
Joseph del Moral Chief Executive Officer Director	2020	$100,000		$30,000	Nil	Nil	$8,900	$138,900
Donna Wong Chief Financial Officer	2020	$168,000	(1)	Nil	Nil	Nil	$5,000	$173,000
Dr. Nathan Bryson(2) Chief Science Officer	2020	$300,000		$105,000	Nil	Nil	$8,900	$413,900
Ronan Levy Executive Chairman Director	2020	$100,000		$30,000	Nil	Nil	$11,235	$141,235
Hannan Fleiman President Director	2020	$100,000		$30,000	Nil	Nil	$8,900	$138,900
Mujeeb Jafferi Chief Operating Officer Director	2020	$100,000		$30,000	Nil	Nil	$8,900	$138,900
Dr. Ryan Yermus Chief Clinical Officer Director	2020	$100,000		$30,000	Nil	Nil	$8,900	$138,900
Helen Boudreau Director	2020	$100,000		Nil	Nil	Nil	$5,000	$105,000
Dieter Weinand Director	2020	$100,000		Nil	Nil	Nil	$5,000	$105,000

Notes

(1)	Ms. Wong is a part-time employee paid based on her time spent assisting the Issuer. The figure displayed shows the upper limit of her compensation.

(2)	While Dr. Bryson is not an executive officer, he was the most highly compensated individual at the end of the most recently completed financial year, as determined in accordance with subsection 1.3(5) of Form 51-102F6V.

(3)	Represents estimated bonuses based on targets.

(4)	Other compensation comprises the company-paid portion of health & dental insurance, personal life insurance, directors & officers insurance premiums allocated on a per capita basis, and membership fees to professional associations.

Termination and Change of Control Benefits

Other than as disclosed herein, the Issuer will not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer (“NEO”) at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Issuer or a change in an NEO’s responsibilities.

If the employment of any of Joseph del Moral, Ronan Levy, Hannan Fleiman, Ryan Yermus or Mujeeb Jafferi is terminated for any reason within 12 months of a change of control, such NEOs will be given an additional 6 months’ notice of termination (or payment of such NEO’s base salary and bonus in lieu of notice during such 6 month period), relative to the notice required as if such NEO’s employment were terminated for convenience other than in the context of a change of control.

Oversight and Description of Director and Named Executive Officer Compensation

The Board will review the compensation of its executives from time to time and make such changes as it deems appropriate.

16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

16.1	Aggregate Indebtedness

Upon completion of the Transaction, and as of the date hereof, no directors or executive officers are indebted to the Issuer.

16.2	Indebtedness of Directors and Executive Officers

Upon completion of the Transaction, none of the directors or officers of the Issuer, nor any of their Associates, will be indebted to the Issuer, and neither will any indebtedness of any of these individuals or Associates to another entity be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Issuer.

17.	RISK FACTORS

17.1	Risk Factors relating to the Issuer

The Issuer’s securities should be considered highly speculative due to the nature of the Issuer’s business. An investor should carefully consider the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Listing Statement (including all schedules hereto) before making an investment decision. An investment in securities of the Issuer should only be made by persons who can afford a significant or total loss of their investment.

Liquidity and Future Financing Risk

The Issuer will likely operate at a loss until its business becomes established and it may require additional financing in order to fund future operations and expansion plans. The Issuer’s ability to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Issuer will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Moreover, future activities may require the Issuer to alter its capitalization significantly and, if additional financing is raised by issuance of additional shares of the Issuer from treasury, control may change and shareholders may suffer dilution. The inability of the Issuer to access sufficient capital for its operations could have a material adverse effect on the Issuer’s financial condition and results of operations.

Impact of the COVID-19 Pandemic

COVID-19 is an infectious disease caused by severe acute respiratory syndrome coronavirus 2. Since December 31, 2019, the outbreak of COVID -19 has resulted in governments worldwide, including Canada and the United States, enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a material adverse impact on the Issuer’s profitability, results of operations, financial condition and the trading price of the Issuer’s securities. Governments and central banks have reacted to the COVID-19 pandemic with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Issuer. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the Issuer’s clinics is suspended or scaled back, or if its supply chains are disrupted, it may have a material adverse impact on the Issuer’s profitability, results of operations, financial condition and the trading price of the Issuer’s securities. To the extent that the Issuer’s management or other personnel are unavailable to work due to the COVID-19 pandemic, whether due to illness, government action or otherwise, it may have a material adverse impact on the Issuer’s profitability, results of operations, financial condition and the trading price of the Issuer’s securities. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse impact on the Issuer’s profitability, results of operations, financial conditions and the trading price of the Issuer’s securities.

Limited Operating History

The Issuer has not yet generated material revenue. Field Trip was incorporated in April 2019 and thus has a limited operating history. The Issuer is therefore subject to many of the risks common to early- stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Issuer will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Speculative Nature of Investment Risk

An investment in the securities of the Issuer carries a high degree of risk and should be considered as a speculative investment. The Issuer has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Risks Related to the Issuer’s Business and Operations

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct the Issuer’s business, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Issuer to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate the Clinics, regardless of whether the Issuer is generating revenue.

Non-Compliance with Laws

Non-compliance with federal, provincial, or state laws and regulations, or the expansion of current, or the enactment of new, laws or regulations, could adversely affect the Issuer’s business. The activities of the Clinics and the medical personnel operating the Clinics are subject to regulation by governmental authorities, and the Issuer’s business objectives are contingent, in part, upon its and its personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the Clinics. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Issuer.

Risks related to Prescribing Medication

Provincial and state medical boards or other regulatory bodies could take disciplinary action against the Issuer’s physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of the Issuer’s physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a Clinic could result in such Clinic not having sufficient physicians to address patient needs and could adversely affect the Issuer’s business.

Unfavourable Publicity or Consumer Perception

The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on the Issuer’s operational results, consumer base and financial results.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Issuer may be adverse to the Issuer’s interests or may be inaccurate, each of which may harm the Issuer’s business, financial condition and results of operations.

Patient Acquisitions

The Issuer’s success will depend, in part, on its ability to attract and retain patients. There are many factors which could impact the Issuer’s ability to attract and retain patients, including the successful implementation of the Issuer’s patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. The Issuer’s failure to acquire and retain patients as clients would have a material adverse effect on the Issuer’s business, operating results and financial condition.

Development Risks

Future development of the Issuer’s business may not yield expected returns and may strain management resources. Development of the Issuer’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts, and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Substantial Risk of Regulatory or Political Change.

The success of the business strategy of the Issuer depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this Listing Statement, Canada and the United States permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting the Issuer’s ability to successfully operate or grown its business.

Government Regulations, Permits and Licenses

The Issuer’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Issuer intends to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to the Issuer’s patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that the Issuer will require approval by a governmental or regulatory authority in Canada, the United States or Jamaica, such approvals may ultimately be required. If any permits are required for the Issuer’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on the Issuer’s business.

The results of pre-clinical testing of FT-104 are uncertain and it may fail as a product candidate in the pre-clinical phase or at any other stage of clinical development. For instance, psilocybin is currently a controlled substance with no approved use in Canada or the United States, and the Issuer selected Jamaica for Psilocybin Research and development because Jamaica is one of the few jurisdictions in the world with a legal environment that would permit such activities with no regulatory requirements. If a medical use for psilocybin is not developed or, if developed, is not approved for use in Canada, the United States and other jurisdictions, the commercial opportunity that the Issuer is pursuing may be highly limited.

The current and future operations of the Issuer are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or costs, or reduction in levels of its medical services.

Ketamine as a Pharmaceutical

The Issuer is currently administering oral ketamine lozenges to patients at the Toronto Clinic, which is not subject to OHPIP (as such term is defined below) oversight. The Issuer has received correspondence from the College of Physicians and Surgeons of Ontario (“CPSO”) advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“ OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, the Issuer may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, the Issuer intends to seek OHPIP certification for the Toronto Clinic, but as there is no guarantee that such certificate will be obtained or obtained in a timely manner, the Issuer has developed plans that it believes will enable it to continue operating the Toronto Clinic without seeking OHPIP certification such as using medical professionals not subject to CPSO oversight. I For instance, the Issuer has received a legal advice that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. n either case, such result could have a material impact on the Issuer’s business and results of operations.

US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician.

Non-Referrals

Physicians may not refer patients to the Clinics. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Dilution

The financial risk of the Issuer’s future activities will be borne to a significant degree by purchasers of the Issuer’s Common Shares. If the Issuer issues Issuer Common Shares from its treasury for financing purposes, control of the Issuer may change, and purchasers may suffer additional dilution.

Additional Requirements for Capital

Substantial additional financing may be required for the Issuer to successfully develop its business. No assurances can be given that the Issuer will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Issuer, if at all. If the Issuer is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Negative Cash Flow from Operating Activities

The Issuer has had negative cash flow from operating activities since inception and may never be profitable. Significant capital investment will be required to achieve the Issuer’s existing plans. There is no assurance that the Issuer’s business will generate earnings, operate profitably, or provide a return on investment in the near future. Accordingly, the Issuer may be required to obtain additional financing in order to meet its future cash commitments

Management of Growth

The Issuer may be subject to growth-related risks, including pressure on its internal systems and controls. The Issuer’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Issuer to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Issuer may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Issuer’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Issuer will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Issuer will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Issuer’s operations or that the Issuer will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Dependence on Management Team

The Issuer will depend on certain key senior managers who have developed strong relationships in the industry to oversee the Issuer’s core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on the Issuer’s future performance.

Reliance on Third Parties

The Issuer relies on outside sources to manufacture the psychedelics used in the Clinics and further relies on outside sources to stock and distribute, via a prescription by a licensed physician, the psychedelics used in the Clinics. The failure of such third parties to deliver either components or finished goods on a timely basis could have a material adverse effect on the business. As these are third parties over which the Issuer will have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on the business, financial condition and operating results.

Intellectual Property

The Issuer currently has not obtained any trademarks. Failure to obtain or register trademarks for “field trip” could require the Issuer to rebrand, resulting in a material adverse impact on its business. If the Issuer is unable to register or, if registered, maintain effective patent rights for its product candidates, the Issuer may not be able to effectively compete in the market. If the Issuer is not able to protect its proprietary information and know -how, such proprietary information may be used by others to compete against the Issuer. The Issuer may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Issuer’s development and commercialization efforts.

The Issuer’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Issuer receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Issuer’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Issuer’s ability to raise such funds. There is no assurance that the Issuer’s patent applications submitted or those that it intends to acquire will be approved in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Issuer may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Issuer may be challenged, invalidated or circumvented. To the extent the Issuer’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Issuer will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Issuer’s competitors, its competitive position could be adversely affected, as could the Issuer’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Issuer’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Issuer will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Issuer has the funds to enforce its rights, if necessary.

Competition

The psychedelic therapy industry is intensely competitive, and the Issuer competes with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing. It is possible that physicians or other third parties could also establish their own psychedelic therapy clinics that are similar to the Issuer’s, as there are no significant barriers to entry. An increase in competition for psychedelic therapy may decrease prices and result in lower profits. This increases the risk that the Issuer will not be able to access financing when needed, or at all.

In relation to FT Discovery, the biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Issuer’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Issuer is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which FT-104 or the Issuer’s other product candidates may be useful. Many of the Issuer’s competitors have substantially greater financial, technical and human resources than the Issuer does and have significantly greater experience than the Issuer in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Issuer’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Issuer does.

Litigation

The Issuer may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at one of the Clinics causes injury, which could adversely affect the Issuer’s business. Should any litigation in which the Issuer becomes involved be determined against the Issuer, such a decision could adversely affect the Issuer’s ability to continue operating and the market price for the Issuer Common Shares. Even if the Issuer is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Issuer’s business.

Insurance Coverage

The Issuer believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Issuer is exposed. Moreover, there can be no guarantee that the Issuer will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.

Holding Company

The Issuer is a holding company and essentially all of its assets are the shares of its material subsidiary, Field Trip Psychedelics Inc., and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries, Field Trip Health Inc., Field Trip USA and FTNP. As a result, investors in the Issuer are subject to the risks attributable to its subsidiaries. As a holding company, the Issuer will conduct substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Issuer’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Issuer. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of the Issuer’s material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries or clinics before the Issuer.

Smaller Companies

Market perception of junior companies may change, potentially affecting the value of investors’ holdings and the ability of the Issuer to raise further funds through the issue of further Issuer Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of the Issuer Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Issuer Common Shares.

A Significant Number of Issuer Common Shares are owned by a Limited Number of Existing Shareholders

The Issuer’s management, directors and employees own a substantial number of the outstanding Issuer Common Shares (on a non-diluted and partially-diluted basis). As such, the Issuer’s management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Issuer that could otherwise be beneficial to the Issuer’s shareholders.

Difficult to Forecast

The Issuer must rely largely on its own market research to forecast the utilization of its services, as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelics industry in Canada and the U.S. A failure in the demand for its services to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on the business, results of operations and financial condition of the Issuer.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the FT Discovery, or the Clinics, could adversely affect the Issuer’s ability to finance future developments or the price of the Issuer Common Shares, and the Issuer’s business and financial results could be materially and adversely affected.

Current Market Volatility

The securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Issuer Common Shares will be subject to market trends generally, notwithstanding any potential success of the Issuer. The value of the Issuer Common Shares will be affected by such volatility.

Use of Funds

This Listing Statement includes the Issuer’s estimate of its use of available funds over the next 12 months. As the Issuer further expands its business, it is possible that results and circumstances may dictate a departure from the current expected uses. Further, the Issuer may, from time to time, as opportunities arise, utilise its financial resources to participate in additional opportunities that arise and fit within the Issuer’s broader objectives, as a means of advancing shareholder value.

Conflicts of Interest

Some of the Issuer’s directors and officers may act as directors and/or officers of other health and wellness companies. As such, such directors and officers may be faced with conflicts of interests when evaluating alternative health and wellness opportunities. In addition, the Issuer’s directors and officers may prioritize the business affairs of another company over the affairs of the Issuer.

Personnel

The Issuer has a small management team and the loss of any key individual could affect the Issuer’s business. Additionally, the Issuer will be required to secure other personnel to facilitate its marketing and development initiatives. Any inability to secure and/or retain appropriate personnel may have a materially adverse impact on the business and operations of the Issuer.

Tax Issues

Income tax consequences in relation to the purchase and sale of Issuer Common Shares will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent advice from their own tax and legal advisers prior to purchasing any Issuer Common Shares.

Currency Exchange Rates

Exchange rate fluctuations may adversely affect the Issuer’s financial position and results. It is anticipated that a significant portion of the Issuer’s business will be conducted in the United States using U.S. dollars. The Issuer’s financial results will be reported in Canadian dollars and costs will be incurred primarily in U.S. dollars. The depreciation of the Canadian dollar against the U.S. dollar could increase the actual capital and operating costs of the Issuer’s U.S. operations and materially adversely affect the results presented in the Issuer’s financial statements. Currency exchange fluctuations may also materially adversely affect the Issuer’s future cash flow from operations, its results of operations, financial condition and prospects.

Liquidity of the Issuer Common Shares

The approval of the listing of the Issuer Common Shares on the CSE should not be taken as implying that there will be a liquid market for the Issuer Common Shares. Investors should be aware that the value of the Issuer Common Shares may be volatile. Investors may, on disposing of their Issuer Common Shares, realise less than their original investment, or may lose their entire investment. The Issuer Common Shares, therefore, may not be suitable as an investment.

The market price of the Issuer Common Shares may not reflect the underlying value of the Issuer’s net assets. The price at which the Issuer Common Shares will be traded, and the price at which investors may purchase and sell their Issuer Common Shares, will be influenced by a large number of factors, some specific to the Issuer and its proposed operations, and some which may affect the sectors in which the Issuer operates. Such factors could include the performance of the Issuer’s operations, large purchases or sales of the Issuer Common Shares, liquidity or the absence of liquidity in the Issuer Common Shares, legislative or regulatory changes relating to the business of the Issuer, and general market and economic conditions.

Substantial Number of Authorized but Unissued Shares

The Issuer has an unlimited number of Issuer Common Shares that may be issued by the Board without further action or approval of the Issuer’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Issuer’s shareholders.

Enforcement of Legal Rights

In the event of a dispute arising from the Issuer’s foreign operations, the Issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. Similarly, to the extent that the Issuer’s assets are located outside of Canada, investors may have difficulty collecting from the Issuer any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. The Issuer may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Emerging Market Risks

The Issuer has operations in Jamaica, an emerging market country, and may have operations in additional countries in the future. Such operations expose the Issuer to the socio-economic conditions as well as the laws governing the activities of the Issuer in Jamaica and any other jurisdiction where the Issuer may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Issuer to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where the Issuer may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where the Issuer may have operations in the future may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact the Issuer’s operations in Jamaica or other countries where the Issuer may have operations in the future. The Company continues to monitor developments and policies in Jamaica to assess the impact thereof to its operations or future operations; however, such developments cannot be predicted and could have an adverse effect on the Issuer’s operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect the Issuer’s business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect the Issuer’s business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Issuer.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which the Issuer may expand are different from those in which it currently operates. The officers and directors of the Issuer will rely, to a great extent, on the Issuer’s local legal counsel and local consultants and advisors in respect of legal, banking, labour, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Issuer’s operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by the Issuer. Further, there can be no assurance that the Issuer will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on the Issuer’s research and development business and the results of its research and development operations.

In the event of a dispute arising in connection with the Issuer’s operations in Jamaica or another a foreign jurisdiction where the Issuer may conduct business, the Issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Issuer may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Issuer’s activities in foreign jurisdictions could be substantially affected by factors beyond the Issuer’s control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Issuer, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Issuer’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Issuer’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

Agriculture

FT Discovery’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases, and invasive species. Although the Issuer expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any future production.

Violations of Laws and Regulations Related to Drug Development

In Canada and the United States, certain psychedelic drugs, are classified as Schedule I drugs under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States) and as such, certain medical and recreational use is illegal under the Canada and U.S. federal laws. FT Discovery’s programs involving psilocybin are limited to Jamaica and conducted in strict compliance with the laws and regulations of Jamaica. As such, all facilities engaged with such substances by or on behalf of the Issuer do so in compliance with appropriate governmental agencies. While the Issuer is focused on programs using psychedelic inspired compounds, the Issuer does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any Canadian, United States or Jamaican laws and regulations, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Issuer operates, or private citizens or criminal charges which could have an adverse effect on the Issuer’s operations.

Drug Development

Given the early stage of FT Discovery’s product development, the Issuer can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Issuer, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Issuer currently has no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. The Issuer has not yet completed later stage clinical trials for any of its product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Issuer or its collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Issuer can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of FT Discovery’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Issuer is successful in developing its current and future product candidates into approved products, the Issuer will still experience many potential obstacles, which would affect the Issuer’s ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Issuer is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Issuer can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Issuer cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If the Issuer fails to produce positive results in its future clinical trials of FT-104, the development timeline and regulatory approval and commercialization prospects for FT-104, would be materially adversely affected which may have materially adversely impact on the Issuer’s business.

Reliance on Third-Parties – Drug Development

The Issuer relies and will continue to rely on third parties to conduct a significant portion of its pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Issuer’s active development programs will face delays. Further, if any of these third parties fails to perform as the Issuer expects or if their work fails to meet regulatory requirements, the Issuer’s testing could be delayed, cancelled or rendered ineffective.

Pre-clinical and clinical development activities must be carried out in accordance with Good Laboratory Practices (“GLP”). GLP was originally established by the Organisation for Economic Co-operation and Development (“OECD”) to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third partner or service provider fails to GLP requirements, the Issuer’s pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.

The Issuer has no manufacturing experience and will rely on contract manufacturing organizations (“CMOs”) to manufacture its product candidates for pre-clinical studies and clinical trials. The Issuer will rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practices (“cGMP”) regulations applicable to its products. The FDA and Health Canada ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

There can be no assurances that CMOs will be able to meet the Issuer’s timetable and requirements. The Issuer has not contracted with suppliers for FT-104 drug substance production but in the event that the selected provider is unable to scale up production, or if it otherwise experiences any other significant problems and the Issuer is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Issuer may be delayed in the development of FT-104, or other product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. The Issuer’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Commercial Grade Development

To date, FT-104 has been manufactured in small quantities for pre-clinical studies In order to commercialize its product, the Issuer needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If the Issuer has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Issuer does not have commercial drug supply available when needed for pivotal clinical trials, the Issuer’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Issuer’s business, financial condition and prospects, and may delay marketing of its product.

Clinical Testing

Before obtaining marketing approval from regulatory authorities for the sale of the Issuer’s product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Issuer does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Issuer faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Issuer being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

The Issuer cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Issuer’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Issuer may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Issuer, which would impair the Issuer’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. The Issuer’s product development costs will increase if it experiences delays in testing or approval or if the Issuer needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Issuer may need to amend study protocols to reflect these changes. Amendments may require the Issuer to resubmit its study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Issuer’s business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for FT -104 or any other product candidates if developed by the Issuer, it may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials for FT-104. The Issuer believes that the data from its studies will support the filing of additional INDs to enable the Issuer to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Issuer to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.

Patients for Clinical Trials

If the FT-104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Issuer will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Issuer may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all.

Regulatory Approval Process

The Issuer’s development and commercialization activities related to FT-104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries, including Jamaica. Regulatory approvals are required prior to each clinical trial and the Issuer may fail to obtain the necessary approvals to commence or continue clinical testing. The Issuer must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Issuer performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Issuer believes results from its clinical trials are favorable to support the marketing of its product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The Issuer has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Issuer’s commercialization plans, or we may decide to abandon the development program. If the Issuer were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Issuer requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Corporation’s product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

Cyber-Attacks

The Issuer’s operations depend, in part, on how well it protects its information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Issuer. While the Issuer implements protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly; the development of the Issuer’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulatory bodies.

Reliance upon Insurers and Governments

Even if the Issuer is able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect the Issuer’s business.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Certain directors and officers of the Issuer reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.

General

Although management believes that the above risks fairly and comprehensibly illustrate all material risks facing the Issuer, the risks noted above do not necessarily comprise all those potentially faced by the Issuer as it is impossible to foresee all possible risks.

Although the Board will seek to minimise the impact of the risk factors, an investment in the Issuer should only be made by investors able to sustain a total loss of their investment. Investors are strongly recommended to consult a person who specialises in investments of this nature before making any decision to invest.

17.2	Securityholders’ Additional Contribution

There is no requirement that securityholders of the Issuer may become liable to make any additional contributions beyond the price of the Issuer Common Shares.

17.3	Other Material Risk Factors not Described under Sections 17.1 or 17.2

There are no risk factors material to the Issuer that a reasonable investor would consider relevant to an investment in the securities being listed and that are not otherwise described under Sections 17.1 or 17.2.

18.	PROMOTERS

The Issuer does not expect to have any Promoters other than its directors and officers, nor has the Issuer had a Promoter other than such persons within the two years immediately preceding the date of this Listing Statement.

19.	LEGAL PROCEEDINGS

19.1	Legal Proceedings

To the Issuer’s knowledge, there are no actual or contemplated legal proceedings material to the Issuer or any subsidiary thereof, or any of their respective properties or businesses.

To the Issuer’s knowledge, there have been no penalties or sanctions imposed against the Issuer by a court or regulatory authority, and the Issuer has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this Listing Statement.

19.2	Regulatory Actions

To the Issuer’s knowledge, as of the date of this Listing Statement, neither the Issuer nor any of its subsidiaries have been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date hereof; nor has the Issuer and any of its subsidiaries entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the date hereof. The Issuer and its subsidiaries have not been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

20.1	Interest of Management and Officers in Material Transactions

No director or executive officer of the Issuer, or person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the outstanding voting securities of the Issuer, or any associate or affiliate of any of the foregoing, has or had any material interest, direct or indirect, in any transaction with the Issuer, Newton or Field Trip within the three years before the date of this Listing Statement, or in any proposed transaction which has materially affected, or will materially affect, the Issuer or any of its subsidiaries.

21.	AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1	Auditors

The auditors of the Issuer are MNP LLP, located at 3,139 Northfield Drive West, Waterloo, ON N2L 5A6.

21.2	Transfer Agent and Registrar

The transfer agent and registrar for the Issuer Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta.

22.	MATERIAL CONTRACTS

22.1	Material Contracts

Material contracts of the Issuer, other than contracts entered into in the ordinary course of business, that were entered into within the two years before the date of this Listing Statement are:

(a)	the Amalgamation Agreement;

(b)	Agency Agreement;

(c)	Escrow Agreement; and

(d)	Research Agreement.

The Issuer’s material contracts described above will be filed on SEDAR upon the listing of the Issuer Common Shares on the CSE.

23.	INTEREST OF EXPERTS

No person whose profession or business gives authority to a statement made by the person, and who is named as having prepared or certified a part of this Listing Statement or as having prepared or certified a report or valuation described or included in this Listing Statement, holds any beneficial interest, direct or indirect, in any securities or property of the Issuer or of an Associate or affiliate of the Issuer, and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Issuer or of an Associate or affiliate of the Issuer, or is a Promoter of the Issuer or an Associate or affiliate of the Issuer.

MNP LLP, the auditor of Field Trip prior to the Transaction and the current auditor of the Issuer, is independent of Field Trip in accordance with the code of professional conduct of the Chartered Professional Accountants of Ontario. DeVisser Gray LLP, the auditor of Newton prior to the Transaction, is independent of Newton and the Issuer in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

24.	OTHER MATERIAL FACTS

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Issuer or its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer and its securities.

25.	FINANCIAL STATEMENTS

Please refer to Schedule “A” for Newton’s audited annual consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and for Newton’s reviewed condensed interim consolidated financial statements for the six months ended June 30, 2020 and 2019.

Please refer to Schedule “B” for Field Trip’s audited annual consolidated financial statements for the period from incorporation on April 2, 2019 to March 31, 2020 and reviewed interim consolidated financial statements for the three months ended June 30, 2020.

Please refer to Schedule “C” for the unaudited consolidated pro-forma financial statements of the Issuer as at June 30, 2020.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, Field Trip Health Ltd. hereby applies for the listing of the above-mentioned securities on the Canadian Securities Exchange. The foregoing contains full, true and plain disclosure of all material information relating to Field Trip Health Ltd. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto, Ontario this 1st day of October, 2020.

“Joseph del Moral”	“Donna Wong”
Joseph del Moral	Donna Wong
Chief Executive Officer	Chief Financial Officer

“Ronan Levy”	“Mujeeb Jafferi”
Ronan Levy	Mujeeb Jafferi
Director	Director

SCHEDULE “A”

FINANCIAL STATEMENTS OF NEWTON

(See attached)

NEWTON ENERGY CORPORATION

Financial Statements

December 31, 2019

and

December 31, 2018

(Expressed in Canadian Dollars)

401-905 West Pender St
Vancouver BC V6C 1L6
t   604.687.5447
f   604.687.6737

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Newton Energy Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Newton Energy Corporation, which comprise the statements of financial position as at December 31, 2019 and 2018 and the statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Newton Energy Corporation as at December 31, 2019 and 2018 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent Newton Energy Corporation in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in “Management’s Discussion and Analysis” but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing Newton Energy Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Newton Energy Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Newton Energy Corporation’s financial reporting process.

2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Newton Energy Corporation’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Newton Energy Corporation’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Newton Energy Corporation to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is James D. Gray.

Chartered Professional Accountants

Vancouver, BC, Canada

April 27, 2020

3

NEWTON ENERGY CORPORATION

Statements of Financial Position

As at December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Assets
Current assets
Cash and cash equivalents	533,576	692,858
GST receivable	2,260	5,348
Prepaid expenses and deposits	6,483	2,125
Total Assets	542,319	700,331

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (Note 5)	25,101	30,464
Total Liabilities	25,101	30,464

Shareholders’ equity
Share capital (Note 7(a))	6,414,127	6,414,127
Reserves	989,124	902,030
Deficit	(6,886,033)	(6,646,290)
Total Equity	517,218	669,867
Total Liabilities and Equity	542,319	700,331

See accompanying notes to the financial statements

Nature and continuance of operations (Note 1)

Approved by the Board of Directors and authorized for issue on April 27, 2020.

“Gino DeMichele”	“Fram Moos”
Gino DeMichele, Director	Fram Moos, Director

 4

NEWTON ENERGY CORPORATION

Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Operating expenses
Accounting and legal	36,920	55,083
Advertising and promotion	2,437	4,290
Consulting and director’s fees	44,500	103,000
Insurance	7,292	6,741
Interest income	(1,754)	(3,772)
Office and miscellaneous	17,960	11,977
Share-based payments	87,094	42,939
Travel and business development	32,250	14,493
Regulatory and filing fees	13,044	16,346
Net and comprehensive loss for the year	239,743	251,097

Weighted average number of common shares outstanding	6,361,047	4,680,682
Basic and diluted loss per share	$0.04	$0.05

See accompanying notes to the financial statements

 5

NEWTON ENERGY CORPORATION

Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

	2019	2018
	$	$
Cash provided by (used for):
Operating activities
Net loss for the year	(239,743)	(251,097)
Items not involving the use of cash:
Share-based payments	87,094	42,939
	(152,649)	(208,158)
Change in non-cash working capital:
GST receivable	3,088	(2,853)
Prepaid expenses and deposits	(4,358)	6,866
Accounts payable and accrued liabilities	(5,363)	(2,089)
Net cash used in operating activities	(159,282)	(206,234)

Financing activities
Proceeds from private placement	-	500,000
Cash share issue cost	-	(2,467)
Net cash from financing activities	-	497,533

Increase (decrease) in cash	(159,282)	291,299
Cash, beginning of the year	692,858	401,559
Cash, end of the year	533,576	692,858

Supplementary cash flow information
Interest received	1,754	3,772

See accompanying notes to the financial statements

 6

NEWTON ENERGY CORPORATION

Statements of Changes in Equity

(Expressed in Canadian dollars)

	Number of	Share
	Shares	Capital	Reserves	Deficit	Total Equity
		$	$	$	$
December 31, 2017	3,027,714	5,916,594	859,091	(6,395,193)	380,492
Issued for cash	3,333,333	500,000	-	-	500,000
Share issue costs – cash	-	(2,467)	-	-	(2,467)
Share-based payments	-	-	42,939	-	42,939
Net loss for the year	-	-	-	(251,097)	(251,097)
December 31, 2018	6,361,047	6,414,127	902,030	(6,646,290)	669,867
Share-based payments	-	-	87,094	-	87,094
Net loss for the year	-	-	-	(239,743)	(239,743)
December 31, 2019	6,361,047	6,414,127	989,124	(6,886,033)	517,218

See accompanying notes to the financial statements

 7

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

1)	NATURE OF OPERATIONS

Newton Energy Corporation (“Newton” or the “Company”) is domiciled and incorporated in Canada. The Company’s financial year-end is December 31. The address of the Company’s registered office is 1600, 333-7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on NEX of the TSX Venture Exchange under the symbol “NTN”.

The Company is inactive and is looking for a suitable acquisition or opportunity to begin operations. The Company is currently evaluating acquisition targets, and to date, the Company has not generated revenue from operations.

These financial statements have been prepared on the basis that the Company will continue to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Newton has no recurring source of revenue and has an accumulated deficit of $6,886,033 at December 31, 2019 (2018 - $6,646,290).

The Company’s continuing operations as intended are dependent upon its ability to raise sufficient funds in order to finance any acquisition and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity.

These financial statements were approved and authorized for issuance by the Board of Directors on April 27, 2020.

2)	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3)	SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

These financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Furthermore, these financial statements are presented in Canadian dollars which is the functional currency of the Company and all values are rounded to the nearest dollar. These financial statements have, in management’s opinion, been properly prepared within the framework of the accounting policies summarized below:

Critical accounting estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The effect of changes in such estimates on the financial statements in future periods could be significant. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

 8

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgements (continued)

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

Going concern assumption

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2019. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, debt repayment schedules and potential sources of replacement financing. As a result of the assessment, the Company concluded that its liquidity is sufficient based on existing capital resources.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise of cash at banks and highly liquid investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Deferred tax

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Fair value of share-based compensation

The Company accounts for stock options using the fair value method of accounting. Accordingly, the fair value of the options is determined using the Black-Scholes option pricing model. The fair value of options is charged to operations in a manner to reflect the number of awards for which the related services are expected to be met, including share issue costs in the case of options issued in relation to share issuances, with an offsetting credit to share-based payment reserve. If and when the stock options are exercised, the applicable amount of share-based payment reserve is transferred to share capital.

Earnings per share

Basic per share information is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of “in-the-money” stock options plus the unamortized share-based compensation expense amounts, would be used to purchase common shares at the average market price during the period. No adjustment to basic earnings per share is made if the result of these calculations is anti-dilutive.

 9

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

4)	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The Company does not expect that the changes to IFRS that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations or financial position.

5)	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	December 31,	December 31,
	2019	2018
	$	$
Accounts payable	12,711	19,974
Accrued liabilities	12,390	10,490
	25,101	30,464

Accrued liabilities include $490 due to related parties as at December 31, 2019

6)	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2019 and 2018 were as follows:

	December 31,	December 31,
	2019	2018
	$	$
Director’s fees	4,500	4,000
Legal fees	20,019	37,584
Consulting fees	40,000	24,000
Share-based payments	87,094	42,939
Total management compensation	151,613	108,523

 10

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

6)	RELATED PARTY TRANSACTIONS (continued)

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

Other than as described above, the Company has not acquired any assets or services, or provided any assets or services in any transaction with any non-arm’s length party during the years ended December 31, 2019 and December 31, 2018.

7)	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended December 31, 2019, the Company did not issue any common shares.

On July 4, 2018, the Company completed a non-brokered private placement comprised of 3,333,333 common shares at a purchase price of $0.15 per common share for gross proceeds of $500,000. The Company paid cash share issue costs of $2,467.

b)	Share-based compensation and share purchase options

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the shares and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of stock options is as follows:

	2019		2018
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, beginning of the year	233,121	0.37	37,500	1.00
Granted	400,000	0.22	195,621	0.25
Balance, end of the year	633,121	0.28	233,121	0.37

The following stock options were outstanding and exercisable as at December 31, 2019:

			Remaining
	Exercise	Number of	Contractual
Expiry Date	Price	Options	Life (Years)
May 4, 2020	$1.00	10,000	0.34
May 20, 2020	$1.00	27,500	0.39
January 4, 2023	$0.25	195,621	3.01
May 10, 2024	$0.22	400,000	4.36
Total		633,121
Weighted average years to expiry			3.71

On May 10, 2019, the Company granted 400,000 stock options to directors, officer and consultants at an exercise price of $0.22 per share for a term of five years.

On January 4, 2018, the Company granted 195,621 stock options to directors, officer and consultants at an exercise price of $0.25 per share for a term of five years.

 11

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

7)	SHARE CAPITAL (continued)

The Company employed the Black-Scholes option-pricing model using the following assumptions:

	2019	2018
Risk free interest rate	1.61%	1.89%
Expected life of options in years	5 years	3-5 years
Expected volatility	228.24%	272.85%
Dividend per share	-	-
Forfeiture rate	-	-

During the year ended December 31, 2019, compensation expense of $87,094 (2018 - $42,939) was recognized for options granted and vested during the year.

c)	Share purchase warrants

There were no outstanding warrants as at December 31, 2019 and December 31, 2018.

8)	FINANCIAL INSTRUMENT RISKS

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The Company does not have any financial instruments classified under Level 1.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly (i.e. as prices) or indirectly (i.e. derived from prices) as of the reporting date. The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in Level 3 are those with inputs for the asset or liability that are not based on observable market data. The Company does not have any financial instruments under Level 3.

The Company has exposure to the following risks:

a)	Credit risk

Management believes that the Company is not exposed to any significant credit risk on its financial assets. As at December 31, 2019 and December 31, 2018, the Company had no financial assets that were either past due or impaired.

b)	Liquidity risk

The Company manages the risk of not meeting its financial obligations as they come due through management of its capital, annual budgeting of its expenditures and cash flows, and cash flow forecasting.

 12

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

8)	FINANCIAL INSTRUMENT RISKS (Continued)

c)	Market risk

i)	Interest rate risk

The Company has cash balances and non-interest bearing obligations. The Company manages its exposure to interest rate risk through fixed rate investments with no early withdrawal penalties. It is the Company’s policy to invest its cash reserves in low risk investments in either short term deposits in primary Canadian banking institutions or overnight money market accounts. The Company monitors interest rate markets to ensure that appropriate steps can be taken considering interest rate volatility.

ii)	Foreign currency risk

The Company’s functional and reporting currency is the Canadian dollar as expenditures and costs are made in Canada. The Company does not hedge foreign currency transactions.

9)	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to maintain the Company in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the Company. The Company has no debt and is not subject to externally imposed capital requirements. There were no changes in the Company’s management of capital during the year ended December 31, 2019.

The Company may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at December 31, 2019, the Company has a total capital of $517,218 (2018 - $669,867).

10)	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2019	2018
	$	$
Net loss for the year before tax	(239,743)	(251,097)
Expected income recovery	(64,731)	(67,796)
Net adjustment for non-tax items	24,091	10,916
Unrecognized benefit of current non-capital loss	40,640	56,880
Total income tax expense (recovery)	-	-

 13

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian dollars)

10)	INCOME TAXES (Continued)

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/(liabilities) have been recognized are attributable to the following:

	2019	2018
	$	$
Non-capital loss carryforwards	4,429,000	4,273,000
Capital loss carryforwards	3,599,000	3,929,000
Capital and share issue costs	19,000	23,000
	8,047,000	8,225,000

As at December 31, 2019, the Company has Canadian non-capital losses carried forward of approximately $4,429,000 (2018– $4,273,000). The Company has Canadian capital losses of $3.6 million to reduce future capital gains.

The non-capital losses are available to be utilized as deductions against future year’s Canadian taxable income from Canadian operations and, if not utilized, will expire as follows:

$
2025	134,000
2026	141,000
2027	342,000
2028	202,000
2029	541,000
2030	454,000
2031	329,000
2032	603,000
2033	296,000
2034	434,000
2035	251,000
2036	212,000
2037	125,000
2038	211,000
2039	154,000
4,429,000

 14

NEWTON ENERGY CORPORATION

Financial Statements

December 31, 2018

and

December 31, 2017

(Expressed in Canadian Dollars)

401-905 West Pender St
Vancouver BC V6C 1L6
t   604.687.5447
f   604.687.6737

Independent Auditor’s Report

To the Shareholders of Newton Energy Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Newton Energy Corporation (“the Company”), which comprise the statements of financial position as at December 31, 2018 and 2017, and the statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in “Management’s Discussion and Analysis”, but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is James D. Gray.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC, Canada

April 24, 2019

NEWTON ENERGY CORPORATION

Statements of Financial Position

As at December 31, 2018 and 2017

(Expressed in Canadian Dollars)

	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	692,858	401,559
GST receivable	5,348	2,495
Prepaid expenses and deposits	2,125	8,991
	700,331	413,045
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 6)	30,464	32,553
	30,464	32,553
Shareholders’ equity
Share capital (note 8(a))	6,414,127	5,916,594
Reserves	902,030	859,091
Deficit	(6,646,290)	(6,395,193)
	669,867	380,492
	700,331	413,045

See accompanying notes to the financial statements

Nature and continuance of operations (note 1)

Approved by the Board of Directors and authorized for issue on April 24, 2019

“Gino DeMichele”	“Fram Moos”
Gino DeMichele, Director	Fram Moos, Director

NEWTON ENERGY CORPORATION

Statements of Comprehensive Loss

For the years ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

	2018	2017
	$	$
Operating costs and expenses
Accounting and legal	55,083	44,737
Advertising and promotion	4,290	153
Consulting and director fees	103,000	39,500
Insurance	6,741	6,732
Interest (income)	(3,772)	(13,366)
Office and miscellaneous	11,977	5,667
Salaries and benefits	-	21,480
Share-based payments	42,939	-
Travel and business development	14,493	1,941
Regulatory and filing fees	16,346	12,465
Loss on write-off of investment (note 5)	-	349,154
Net and comprehensive loss for the year	(251,097)	(468,463)

Weighted average number of common shares outstanding	4,680,682	1,602,991
Basic and diluted loss per share	$0.05	$0.29

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Statements of Cash Flows

For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	2018	2017
	$	$
Cash provided by (used for):
Operating activities
Net loss for the year	(251,097)	(468,463)
Items not involving the use of cash:
Loss on write-off of investment	-	349,154
Share-based payments	42,939	-
	(208,158)	(119,309)
Change in non-cash working capital:
Amounts receivable	(2,853)	(376)
Prepaid expenses and deposits	6,866	(3,241)
Accounts payable and accrued liabilities	(2,089)	(19,921)
Loan interest accrued	-	(13,366)
	(206,234)	(156,213)
Financing activity
Proceeds from private placement	500,000	500,000
Cash share issue costs	(2,467)	(17,207)
	497,533	482,793
Investing activity
Repayment of loan receivable, inclusive of interest	-	61,975
	-	61,975
Net increase in cash and cash equivalents	291,299	388,555
Cash and cash equivalents, beginning of the year	401,559	13,004
Cash and cash equivalents, end of the year	692,858	401,559
Cash and cash equivalents consists of:
Cash	342,358	51,559
Cash equivalents	350,500	350,000
	692,858	401,559

See accompanying notes to financial statements

NEWTON ENERGY CORPORATION

Statements of Changes in Equity

(Expressed in Canadian dollars)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	Equity
		$	$	$	$
December 31, 2016	27,220,924	5,433,801	859,091	(5,926,730)	366,162

Issued for cash – non-flow through shares	33,333,333	500,000	-	-	500,000
Share issue costs – cash	-	(17,207)	-	-	(17,207)
Share consolidation	(57,526,543)	-	-	-	-
Net income for the year	-	-	-	(468,463)	(468,463)

December 31, 2017	3,027,714	5,916,594	859,091	(6,395,193)	380,492

Issued for cash	3,333,333	500,000	-	-	500,000
Share issue costs – cash	-	(2,467)	-	-	(2,467)
Share consolidation	-	-	-	-	-
Share-based payment reserve	-	-	42,939	-	42,939
Net loss for the year	-	-	-	(233,433)	(233,433)
December 31, 2018	6,361,047	6,414,127	902,030	(6,628,626)	687,531

See accompanying notes to financial statements

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

1)	NATURE OF OPERATIONS

Newton Energy Corporation (“Newton”, the “Corporation” or the “Company”) is domiciled and incorporated in Canada. The Corporation’s financial year-end is December 31. The address of the Corporation’s registered office is 1600, 333-7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on NEX of the TSX Venture Exchange.

The Company is currently inactive and is looking for a suitable acquisition to begin operations. The Company is seeking acquisitions or opportunities in the clean energy, technology and other sectors, and is currently evaluating acquisition targets. To date, the Company has not generated revenues from operations.

These financial statements have been prepared on the basis that the Company will continue to meet its commitments, continue operations, and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception, has no recurring source of revenue and has an accumulated deficit of $6,646,290 at December 31, 2018 (2017 - $6,395,193).

The Company’s continuing operations as intended is dependent upon its ability to raise sufficient funds in order to finance acquisition costs and administrative expenses. The Company has no assurance that such financing will be available or will be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial market. If successful, the Company would obtain additional financing through sources including, but not limited to, the issuance of additional equity.

2)	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3)	SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

These financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Furthermore, these financial statements are presented in Canadian dollars which is the functional currency of the Company and all values are rounded to the nearest dollar. These financial statements have, in management’s opinion, been properly prepared within the framework of the accounting policies summarized below:

Critical accounting estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The effect of changes in such estimates on the financial statements in future periods could be significant. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgments (continued)

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

Going concern assumption

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2018. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, debt repayment schedules and potential sources of replacement financing. As a result of the assessment, the Company concluded its liquidity to remain sufficient based on existing capital resources.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Deferred tax

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Fair value of share-based compensation

The Corporation accounts for stock options using the fair value method of accounting. Accordingly, the fair value of the options is determined using the Black-Scholes option pricing model. The fair value of options is charged to operations in a manner to reflect the number of awards for which the related services are expected to be met, including share issue costs in the case of options issued in relation to share issuances, with an offsetting credit to share-based payment reserve. If and when the stock options are exercised, the applicable amount of share-based payment reserve is transferred to share capital.

Earnings per share

Basic per share information is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of “in-the-money” stock options plus the unamortized share-based compensation expense amounts, would be used to purchase common shares at the average market price during the period. No adjustment to basic earnings per share is made if the result of these calculations is anti-dilutive.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

4)	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The Company does not expect that the changes to IFRS that are effective as of January 1, 2019 will have a significant impact on the Company’s results of operations or financial position.

5)	LOAN RECEIVABLE

On April 27, 2016, the Company entered into a non-binding letter of intent with Kicker Power Corp. (“Kicker”), a private corporation continued under the laws of British Columbia, whereby the Company and Kicker were to complete a business combination (the “Transaction”) and the Company was to acquire all of the issued and outstanding shares of Kicker in exchange for common shares of Newton such that the existing shareholders of Newton would hold at least 25% of the outstanding shares of the resulting issuer.

On October 2, 2017, the Company terminated its non-binding letter of intent with Kicker and entered into a debt settlement agreement pursuant to which Kicker agreed to issue 4,968,789 common shares in the capital of Kicker valued at $0.070269 per common share to settle the outstanding debt of $349,154.

During 2018, Kicker commenced its wind-up and dissolution. The Company does not expect to recover its investment. Accordingly, the Company wrote it off for accounting purposes as at December 31, 2017, resulting in a loss of $349,154.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

6)	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	December 31,	December 31,
	2018	2017
Accounts payable	19,974	12,550
Accrued liabilities	10,490	20,003
	30,464	32,553

Accrued liabilities include $490 due to related parties as at December 31, 2018.

7)	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
	$	$
Directors’ fees	4,000	6,500
Legal fees	37,584	31,737
Consultants	24,000	33,000
Salaries and benefits	-	21,480
Share-based payment	42,939	-
Total management compensation	108,523	92,717

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

Salaries and benefits for 2018 is $nil, and the comparative figure from 2017 includes a $10,000 settlement fee paid to the former Chief Executive Officer of the Company.

8)	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

On July 4, 2018, the Company completed a non-brokered private placement comprised of 3,333,333 common shares at a purchase price of $0.15 per common share for gross proceeds of $500,000. The Company paid cash share issue costs of $2,467.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

8)	SHARE CAPITAL (continued)

b)	Share-based compensation and share purchase options

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the shares and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of stock options is as follows:

	2018		2017
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, beginning of the year	37,500	1.00	99,400	1.39
Granted	195,621	0.25	-	-
Expired	-	-	(21,900)	2.75
Cancelled	-	-	(40,000)	1.00
Balance, end of the year	233,121	0.37	37,500	1.00

The following stock options were outstanding and exercisable as at December 31, 2018:

			Remaining
	Exercise	Number of	Contractual
Expiry Date	Price	Options	Life (Years)
May 4, 2020	$1.00	10,000	1.34
May 20, 2020	$1.00	27,500	1.39
January 4, 2023	$0.25	195,621	4.01
Total		233,121
Weighted average years to expiry			3.59

On January 4, 2018, the Company granted 195,621 stock options to directors, officer and consultants at an exercise price of $0.25 per share for a term of five years.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

8)	SHARE CAPITAL (continued)

c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

	2018		2017
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
		$		$
Balance, beginning of the year	250,992	2.00	445,992	1.56
Granted	-	-	-	-
Expired/cancelled	(250,992)	2.00	(195,000)	1.00
Balance, end of the year	-	-	250,992	2.00
Weighted average years to expiry		-		0.75

A total of 250,992 warrants expired on October 1, 2018.

9)	FINANCIAL INSTRUMENT RISKS

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company’s functional currency is the Canadian dollar and all major transactions are transacted in Canadian dollars. Management believes the foreign exchange risk derived from currency conversions is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet accounts payable and accrued liabilities and amounts due to related parties. The Company did maintain sufficient cash balances to meet these needs at December 31, 2018.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

9)	FINANCIAL INSTRUMENT RISKS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its cash. The majority of these deposits have been in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases.

Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – Inputs that are not based on observable market data.

•	Level 3 – Inputs that are not based on observable market data.

The fair value classification of the Company’s financial instruments as at December 31, 2018 and 2017 are as follows:

		2018		2017
			Loans and		Loans and
		Fair value	receivables and	Fair value	receivables and
	Fair	through	other financial	through	other financial
	Value	profit or	liabilities at	profit or	liabilities at
	Level	loss	amortized cost	loss	amortized cost
		$	$	$	$
Financial assets:
Cash	1	692,858	-	401,558	-
Accounts receivable		-	-	-	-
		692,858	-	401,558	-
Financial liabilities:
Accounts payable and accrued liabilities		-	30,464	-	32,553
Convertible debenture		-	-	-	-
		-	30,464	-	32,553

During the years ended December 31, 2018 and 2017, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

10)	CAPITAL MANAGEMENT

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation in order to maintain the Corporation in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the Corporation. The Corporation has no debt and is not subject to externally imposed capital requirements. There were no changes in the Corporation’s management of capital during the year ended December 31, 2018.

The Corporation may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at December 31, 2018, the Corporation has a total capital of $669,867 (2017 - $380,492).

11)	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2018	2017
	$	$
Net loss for the year before tax	(251,097)	(468,463)
Expected income recovery	(67,796)	(121,800)
Net adjustment for non-tax items	10,916	89,316
Unrecognized benefit of current non-capital loss	56,880	32,484
Total income tax expense (recovery)	-	-

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/ (liabilities) have been recognized are attributable to the following:

	2018	2017
	$	$
Exploration and evaluation carrying amounts in excess of tax pools	-	-
Non-capital loss carryforwards	4,273,000	4,064,000
Capital loss carryforwards	3,929,000	3,250,000
Capital and share issue costs	23,000	26,000
	8,225,000	7,340,000

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

11)	INCOME TAXES (Continued)

As at December 31, 2018, the Company has Canadian capital and non-capital losses carried forward of approximately $8,225,000 (2017 – $7,340,000). The Company has Canadian capital losses of $3.9 million to reduce future capital gains. These losses are available to be utilized as deductions against future year’s Canadian taxable income from Canadian operations and capital gains. Canadian non-capital losses, if not utilized will expire as follows:

$
2025	134,000
2026	141,000
2027	342,000
2028	202,000
2029	541,000
2030	454,000
2031	329,000
2032	603,000
2033	296,000
2034	434,000
2035	251,000
2036	212,000
2037	125,000
2038	211,000
4,273,000

NEWTON ENERGY CORPORATION

Financial Statements

December 31, 2017

and

December 31, 2016

(Expressed in Canadian Dollars)

401-905 West Pender St
Vancouver BC V6C 1L6
t   604.687.5447
f   604.687.6737

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Newton Energy Corporation

We have audited the accompanying financial statements of Newton Energy Corporation, which comprise the statement of financial position as at December 31, 2017 and 2016, and the statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Newton Energy Corporation as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC

April 20, 2018

NEWTON ENERGY CORPORATION

Statements of Financial Position

As at December 31,

(Expressed in Canadian Dollars)

	2017	2016
	$	$
Assets
Current assets
Cash and cash equivalents	401,559	13,004
GST receivable	2,495	2,119
Prepaid expenses and deposits	8,991	5,750
Loan receivable (note 5)	-	397,763
	413,045	418,636

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 6)	32,553	52,474
	32,553	52,474
Shareholders’ equity
Share capital (note 8(a))	5,916,594	5,433,801
Reserves	859,091	859,091
Deficit	(6,395,193)	(5,926,730)
	380,492	366,162
	413,045	418,636

See accompanying notes to the financial statements

Nature and continuance of operations (note 1) Subsequent event (note 12)

Approved by the Board of Directors and authorized for issue on April 20, 2018.

“Gino DeMichele”	“Fram Moos”
Gino DeMichele, Director	Fram Moos, Director

NEWTON ENERGY CORPORATION

Statements of Comprehensive Loss
For the years ended December 31,

(Expressed in Canadian Dollars)

	2017	2016
	$	$
Operating costs and expenses
Accounting and legal	44,737	61,436
Advertising and promotion	153	-
Consulting and director fees	39,500	44,796
Insurance	6,732	6,750
Office and miscellaneous	5,667	6,747
Salaries and benefits	21,480	68,356
Travel and business development	1,941	8,888
Regulatory and filing fees	12,465	26,993
Loss before other items	(132,675)	(223,966)
Interest income	13,366	14,154
Loss on write-off of investment (note 12)	(349,154)	-
Net and comprehensive loss for the year	(468,463)	(209,812)

Weighted average number of common shares outstanding	1,602,991	27,220,924
Basic and diluted loss per share	$0.29	$0.01

See accompanying notes to the financial statements

NEWTON ENERGY CORPORATION

Statements of Cash Flows

For the years ended December 31,

(Expressed in Canadian Dollars)

	2017	2016
	$	$
Cash provided by (used for):
Operating activities
Net loss for the year	(468,463)	(209,812)
Items not involving the use of cash:
Expenses paid from loan advance	-	15,733
Loss on write-off of investment	349,154	-
	(119,309)	(194,079)
Change in non-cash working capital:
Amounts receivable	(376)	(1,642)
Prepaid expenses and deposits	(3,241)	(1,250)
Accounts payable and accrued liabilities	(19,922)	49,147
Loan interest accrued	(13,366)	(13,085)
	(156,214)	(160,909)
Financing activity
Proceeds from private placement	500,000	-
Cash share issue costs	(17,207)	-
	482,793	-
Investing activity
Repayment (advance) of loan receivable, inclusive of interest	61,975	(400,411)
	61,975	(400,411)
Increase (decrease) in cash and cash equivalents	388,554	(561,320)
Cash and cash equivalents, beginning of the year	13,004	574,324
Cash and cash equivalents, end of the year	401,558	13,004

Cash and cash equivalents consists of:
Cash	51,558	13,004
Cash equivalents	350,000	-
	401,558	13,004
Supplementary cash flow information
Interest received	14,974	14,154

See accompanying notes to financial statements

NEWTON ENERGY CORPORATION

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	Equity
		$	$	$	$
December 31, 2015	27,220,924	5,433,801	859,091	(5,716,918)	575,974
Net income for the year	-	-	-	(209,812)	(209,812)

December 31, 2016	27,220,924	5,433,801	859,091	(5,926,730)	366,162
Issued for cash – non-flow through shares	33,333,333	500,000	-	-	500,000
Share issue costs – cash	-	(17,207)	-	-	(17,207)
Share consolidation	(57,526,543)	-	-	-	-
Net loss for the year	-	-	-	(468,463)	(468,463)
December 31, 2017	3,027,714	5,916,594	859,091	(6,395,193)	380,492

See accompanying notes to financial statements

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

1)	NATURE OF OPERATIONS

Newton Energy Corporation (“Newton”, the “Corporation” or the “Company”) is domiciled and incorporated in Canada. The Corporation’s financial year-end is December 31. The address of the Corporation’s registered office is 1600, 333-7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on NEX of the TSX Venture Exchange.

The Company is currently inactive and is looking for a suitable acquisition to begin operations. The Company is seeking acquisitions or opportunities in the clean energy, technology and other sectors, and is currently evaluating acquisition targets. To date, the Company has not generated revenues from operations.

These financial statements have been prepared on the basis that the Company will continue to meet its commitments, continue operations, and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception, has no recurring source of revenue and has an accumulated deficit of $6,390,960 at December 31, 2017 (2016 - $5,926,730).

The Company’s continuing operations as intended is dependent upon its ability to raise sufficient funds in order to finance acquisition costs and administrative expenses. The Company has no assurance that such financing will be available or will be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial market. If successful, the Company would obtain additional financing through sources including, but not limited to, the issuance of additional equity.

2)	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3)	SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

These financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Furthermore, these financial statements are presented in Canadian dollars which is the functional currency of the Company and all values are rounded to the nearest dollar. These financial statements have, in management’s opinion, been properly prepared within the framework of the accounting policies summarized below:

Critical accounting estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The effect of changes in such estimates on the financial statements in future periods could be significant. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued) Critical accounting estimates and judgments (continued)

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

Going concern assumption

Management has applied judgments in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2017. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management considered a wide range of factors relating to current and expected profitability, debt repayment schedules and potential sources of replacement financing. As a result of the assessment, the Company concluded its liquidity to remain sufficient based on existing capital resources.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Deferred tax

Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Fair value of share-based compensation

The Corporation accounts for stock options using the fair value method of accounting. Accordingly, the fair value of the options is determined using the Black-Scholes option pricing model. The fair value of options is charged to operations in a manner to reflect the number of awards for which the related services are expected to be met, including share issue costs in the case of options issued in relation to share issuances, with an offsetting credit to share-based payment reserve. If and when the stock options are exercised, the applicable amount of share-based payment reserve is transferred to share capital.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

3)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic per share information is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of “in-the-money” stock options plus the unamortized share-based compensation expense amounts, would be used to purchase common shares at the average market price during the period. No adjustment to basic earnings per share is made if the result of these calculations is anti-dilutive.

Impairment

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

4)	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

The Company has not early adopted the new standard and does not expect the impact of IFRS 9 on the Company’s financial statements to be material.

5)	LOAN RECEIVABLE

On April 27, 2016, the Company entered into a non-binding letter of intent with Kicker Power Corp. (“Kicker”), a private corporation continued under the laws of British Columbia, whereby the Company and Kicker will complete a business combination (the “Transaction”) and the Company will acquire all of the issued and outstanding shares of Kicker in exchange for common shares of Newton such that the existing shareholders of Newton will hold at least 25% of the outstanding shares of the resulting issuer.

Pursuant to the Letter of Intent, the Company advanced $400,411 to Kicker (the “Loan”). The Loan bears a simple interest rate of 5% per annum for an 18 month term and the Loan together with any accrued interest will be due and payable in full at the end of the term. The loan was subsequently reduced by an amount of $15,733 paid by Kicker on behalf of the Company for legal expenses.

The Loan may be repaid in whole or in part by Kicker at any time and is secured by a general security agreement over all of the assets of Kicker. The Loan is ranked as the first charge over any and all of the indebtedness of Kicker. At the time, the Transaction was a Non-Arm’s Length Transaction pursuant to the policies of the NEX board of the TSX, as Merv Chia, Jimmy Chow, Lori Stewart and Fram Moos were/are directors, officers and shareholders of Newton and/or were/are directors, officers or shareholders of Kicker.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

5)	LOAN RECEIVABLE (continued)

As at December 31, 2016 the total amount owing from Kicker was $397,763 (including accrued interest of $13,085).

During the December 31, 2017 year, interest accrued to a total of $13,366. During the year Kicker made principal and interest payments totaling $61,975 to Newton.

On October 2, 2017, the Company terminated its non-binding letter of intent with Kicker and entered into a debt settlement agreement pursuant to which Kicker agreed to issue 4,968,789 common shares in the capital of Kicker valued at $0.070269 per common share to settle the outstanding debt of $349,154.

See note 12.

6)	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	December 31, 2017	December 31, 2016
Accounts payable	12,550	30,153
Payroll liabilities	-	8,721
Accrued liabilities	20,003	13,600
	32,553	52,474

7)	RELATED PARTY TRANSACTIONS Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
	$	$
Directors fees	6,500	6,000
Legal fees	31,737	33,828
Consultants	33,000	34,000
Salaries and benefits	21,480	68,356
Total management compensation	92,717	142,184

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

Included in salaries and benefits is a $10,000 (2016 - $nil) settlement fee paid to the former Chief Executive Officer of the Company as at December 31, 2017.

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable and accrued liabilities at December 31, 2017 included $nil (December 31, 2016: $14,255), which were due to officers, director and private companies controlled by directors and officers of the Company.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

8)	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

In November 2017, the Company completed a non-brokered private placement comprised of 33,333,333 common shares at a purchase price of $0.015 per common share for gross proceeds of $500,000. The Company paid finder’s fees of $4,029 cash. Further cash share issue costs of $13,178 were also paid.

On December 7, 2017 the Company consolidated the share capital of the Company on a basis of 20 pre-consolidation common shares for one (1) post-consolidation common share.

b)	Share-based compensation and share purchase options

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the shares and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of stock options is as follows:

	2017		2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	99,400	1.39	103,400	1.40
Granted	-	-	-	-
Expired	(21,900)	2.75	-	-
Cancelled	(40,000)	1.00	4,000	1.60
Balance, end of the year	37,500	1.00	99,400	1.39

The following stock options were outstanding and exercisable as at December 31, 2017:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life (Years)
May 4, 2020	$1.00	10,000	2.34
May 20, 2020	$1.00	27,500	2.39
Total		37,500
Weighted average years to expiry			2.37

See note 12 for options issued subsequent to the year.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

8)	SHARE CAPITAL (continued)

c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

	2017		2016
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	445,992	1.56	445,992	1.56
Granted	-	-	-	-
Expired/cancelled	(195,000)	1.00	-	-
Balance, end of the year	250,992	2.00	445,992	1.56
Weighted average years to expiry		0.75		1.35

The following warrants were outstanding as at December 31, 2017:

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life (Years)
September 30, 2018	$2.00	250,992	0.75
Total		250,992
Weighted average years to expiry			0.75

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

9)	FINANCIAL INSTRUMENT RISKS

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company’s functional currency is the Canadian dollar and all major transactions are transacted in Canadian dollars. Management believes the foreign exchange risk derived from currency conversions is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet accounts payable and accrued liabilities and amounts due to related parties. The Company did maintain sufficient cash balances to meet these needs at December 31, 2017.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash. The majority of these deposits have been in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases.

Fair Value of Financial Instruments

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

9)	FINANCIAL INSTRUMENT RISKS (continued)

The fair value classification of the Company’s financial instruments as at December 31, 2017 and 2016 are as follows:

		2017		2016
	Fair Value Level	Fair value through profit or loss	Loans and receivables and other financial liabilities at amortized cost	Fair value through profit or loss	Loans and receivables and other financial liabilities at amortized cost
		$	$	$	$
Financial assets:
Cash	1	401,558	-	13,004	-
Accounts receivable		-	-	-	-
		401,558	-	13,004	-
Financial liabilities:
Accounts payable and accrued liabilities		-	32,553	-	52,474
Convertible debenture		-	-	-	-
		-	32,553	-	52,474

During the years ended December 31, 2017 and 2016, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

10)	CAPITAL MANAGEMENT

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation in order to maintain the Corporation in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the Corporation. The Corporation has no debt and is not subject to externally imposed capital requirements. There were no changes in the Corporation’s management of capital during the year ended December 31, 2017.

The Corporation may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at December 31, 2017, the Corporation has a total capital of $380,492 (2016 - $366,162).

11)	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2017	2016
	$	$
Net income (loss) for the year before tax	(468,463)	(209,812)
Expected income tax expense (recovery)	(121,800)	(54,551)
Net adjustment for non-tax items	89,316	(519)
Unrecognized benefit of current non-capital loss	32,484	55,070
Total income tax expense (recovery)	-	-

NEWTON ENERGY CORPORATION

Notes to the Financial Statements

For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

11)	INCOME TAXES (continued)

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/ (liabilities) have been recognized are attributable to the following:

	2017	2016
	$	$
Exploration and evaluation carrying amounts in excess of tax pools	-	-
Non-capital loss carryforwards	4,064,000	3,939,000
Capital loss carryforwards	3,250,000	3250,000
Capital and share issue costs	26,000	14,000
	7,340,000	7,203,000

As at December 31, 2017, the Company has Canadian capital and non-capital losses carried forward of approximately $7,663,000 (2016 – $7,189,000). The Company has Canadian capital losses of $3.2 million to reduce future capital gains. These losses are available to be utilized as deductions against future year’s Canadian taxable income from Canadian operations and capital gains. Canadian non-capital losses, if not utilized will expire as follows:

$
2025	134,000
2026	141,000
2027	342,000
2028	202,000
2029	541,000
2030	454,000
2031	329,000
2032	603,000
2033	296,000
2034	434,000
2035	251,000
2036	212,000
2037	125,000
4,064,000

12)	SUBSEQUENT EVENTS

On January 4, 2018, the Company granted 195,621 stock options to directors, officer and consultants at an exercise price of $0.25 per share for a term of five years.

Subsequent to December 31, 2017 year-end, Kicker commenced its wind-up and dissolution. The Company does not expect to recover its investment. Accordingly, the Company wrote it off for accounting purposes as at December 31, 2017, resulting in a loss of $349,154.

NEWTON ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

 For the Six Months Ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

NEWTON ENERGY CORPORATION

Interim Statements of Financial Position

As at June 30, 2020

(Unaudited – Expressed in Canadian Dollars)

	June 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	472,456	533,576
GST receivable	1,379	2,260
Prepaid expenses and deposits	5,426	6,483
Total Assets	479,261	542,319

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	21,676	25,101
Total Liabilities	21,676	25,101

Shareholders’ Equity
Share capital	6,414,127	6,414,127
Reserves	989,124	989,124
Deficit	(6,945,666)	(6,886,033)
Total Equity	457,585	517,218
Total Liabilities and Equity	479,261	542,319

See accompanying notes to the financial statements

Nature and continuance of operations (Note 1)

Basis of Preparation (Note 2)

Approved by the Board of Directors and authorized for issue on August 27, 2020.

“Gino DeMichele”	“Fram Moos”

Gino DeMichele, Director	Fram Moos, Director

2

NEWTON ENERGY CORPORATION

Interim Statements of Loss and Comprehensive Loss

For the six months period ended of June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$
Operating costs and expenses
Accounting and legal	8,894	6,992	13,718	8,681
Advertising and promotion	-	165	-	1,855
Consulting and directors’ fees	14,000	12,500	26,000	18,500
Insurance	2,035	1,850	3,947	3,592
Office and miscellaneous	4,060	3,477	8,293	4,045
Share-based payments	-	80,160	-	80,160
Travel and business development	-	7,344	-	16,145
Regulatory and filing fees	4,886	4,944	7,675	8,230
Loss before other item	(33,875)	(117,432)	(59,633)	(141,208)
Interest income	-	4	-	4
Net and comprehensive loss for the period	(33,875)	(117,428)	(59,633)	(141,204)
Weighted average of common shares outstanding	6,361,047	6,361,047	6,361,047	6,361,047
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.02)

See accompanying notes to the financial statements

3

NEWTON ENERGY CORPORATION

Interim Statements of Changes in Equity

(Unaudited – Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity
		$	$	$	$
Balance at January 1, 2019	6,361,047	6,414,127	902,030	(6,646,290)	669,867
Comprehensive loss for the period	-	-	-	(141,204)	(141,204)
Share-based payments	-	-	80,160	-	80,160
Balance at June 30, 2019	6,361,047	6,414,127	982,190	(6,787,494)	608,823

Balance at January 1, 2020	6,361,047	6,414,127	989,124	(6,886,033)	517,218
Comprehensive loss for the period	-	-	-	(59,633)	(59,633)
Balance at June 30, 2020	6,361,047	6,414,127	989,124	(6,945,666)	457,585

See accompanying notes to the financial statements

4

NEWTON ENERGY CORPORATION

Interim Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$
Cash provided by (used for)
Operating activities
Net loss for the period	(59,633)	(141,204)
Items not involving the use of cash:
Share-based payments	-	80,160
	(59,633)	(61,044)
Change in non-cash working capital:
GST receivable	881	2,618
Prepaid expenses and deposits	1,057	(2,808)
Accounts payable and accrued liabilities	(3,425)	(15,160)
	(61,120)	(76,394)
Decrease in cash	(61,120)	(76,394)
Cash, beginning of the period	533,576	692,858
Cash, end of the period	472,456	616,464
Supplementary cash flow information
Interest received	-	4

See accompanying notes to financial statements

5

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Newton Energy Corporation (“Newton”, the “Corporation” or the “Company”) is domiciled and incorporated in Canada. The Corporation’s financial year-end is December 31. The address of the Corporation’s registered office is 1600, 333 - 7 Avenue SW, Calgary, Alberta, Canada T2P 2Z1. Newton trades on the NEX of the TSX Venture Exchange under the symbol “NTN”.

The Corporation is currently inactive and is looking for a suitable acquisition to begin operations. The Company is seeking acquisitions or opportunities and is currently evaluating acquisition targets. To date, the Corporation has not generated revenues from operations.

These interim financial statements were approved and authorized for issuance by the Board of Directors on August 27, 2020.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting. These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Corporation’s audited annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS.

These interim financial statements were prepared on the basis that the Corporation will continue to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Newton has no operating revenues, working capital of $457,585 as at June 30, 2020, a net loss of $59,633 and negative cash flow from operating activities of $61,120 for the six month period ended June 30, 2020.

The Corporation’s continuing operations as intended is dependent upon its ability to raise sufficient funds in order to finance any acquisition and administrative expenses. The Corporation has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Corporation’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. If successful, the Corporation would obtain additional financing through, but not limited to, the issuance of additional equity.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been used in the preparation of these interim financial statements are summarized in the audited financial statements of the Corporation for the year ended December 31, 2019. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019.

6

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES, continued

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Corporation’s interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The most significant judgement applying to the Corporation’s financial statements is the assessment of the Corporation’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

b)	New accounting standards and recent pronouncements

The Company does not expect that the changes to IFRS that are effective as of January 1, 2020 will have a significant impact on the Company’s results of operations of financial positions.

4.	SHARE CAPITAL

a)	Authorized

Unlimited number of common voting shares Unlimited number of preferred shares issuable in series

b)	Issued and outstanding Common Shares

	Number of
	Shares	Amount
Issued and outstanding as at December 31, 2018	6,361,047	$6,414,127
Issued and outstanding as at June 30, 2020 and
December 31, 2019	6,361,047	$6,414,127

c)	Share-based Compensation

$
Reserves
Balance at December 31, 2019	989,124
Options granted to directors, officers and consultants during the period	-
Balance at June 30, 2020	989,124

7

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

4.	SHARE CAPITAL, continued

d)	Stock Option Plan

The Corporation’s Stock Option Plan, approved on September 7, 2016 at a Special Annual General Meeting of shareholders, provides for issuance of stock options to directors, officers, employees and consultants. The options can be granted for a maximum length of five years and vesting terms are at the discretion of the Board of Directors.

The continuity of stock options is as follows:

	2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	633,121	0.28	233,131	0.37
Granted	-	-	400,000	0.22
Expired	37,500	1.00
Balance, end of the year	595,621	0.23	633,121	0.28

As at June 30, 2020, the Corporation had stock options issued to directors, officers, employee and consultants of the Corporation outstanding as follows:

	Number of Options	Exercise Price	Expiry Date
January 4, 2018	195,621	$0.25	January 4, 2023
May 10, 2019	400,000	$0.22	May 10, 2024
Total	595,621

5.	RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team):

Expense by nature	June 30, 2020	June 30, 2019
	$	$
Directors’ fees	2,000	2,500
Legal fees	11,618	4,681
Consulting fees	24,000	16,000
Total	37,618	23,181

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. Other than as described above, the Corporation has not acquired any assets or services or provided any assets or services in any transaction with any non-arm’s length party within the six month periods ended June 30, 2020 and 2019.

8

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

6.	FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of cash and trade and other payables which will result in future cash outlays. In management’s opinion, carrying amounts approximate fair values due to the short-term maturities of these items.

The Corporation classifies the fair value of these financial instruments accordingly to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash is classified under Level 1.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly (i.e. as prices) or indirectly (i.e. derived from prices) as of the reporting date. The Corporation does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. The Corporation does not have any financial instruments under Level 3.

The Corporation has exposure to the following risks:

a)	Credit risk

Management believes that the Corporation is not exposed to any significant credit risk on its financial assets. Cash includes money market accounts for which management believes the risk of loss to be remote. As at June 30, 2020 and December 31, 2019, the Corporation had no financial assets that were either past due or impaired.

b)	Liquidity risk

The Corporation manages the risk of not meeting its financial obligations as they come due through management of its capital, annual budgeting of its expenditures and cash flows, and cash flow forecasting.

c)	Market risk

i)	Interest rate risk

The Corporation has cash balances and non-interest bearing obligations. The Corporation manages its exposure to interest rate risk through fixed rate investments with no early withdrawal penalties. It is the Corporation’s policy to invest its cash reserves in low risk investments in either short term deposits in primary Canadian banking institutions or overnight money market accounts. The Corporation monitors interest rate markets to ensure that appropriate steps can be taken considering interest rate volatility.

ii)	Foreign currency risk

The Corporation’s functional and reporting currency is the Canadian dollar as expenditures and costs are made in Canada. The Corporation does not hedge foreign currency transactions.

9

NEWTON ENERGY CORPORATION

Notes to the Interim Financial Statements

As at and for the six months ended June 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

7.	CAPITAL MANAGEMENT

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation in order to support any acquisition or merger with potential candidates and to maintain the Corporation in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the Corporation. The Corporation has no debt and is not subject to externally imposed capital requirements. There were no changes in the Corporation’s management of capital during the period ended June 30, 2020.

The Corporation may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at June 30, 2020, the Corporation has total capital of $457,585 (December 31, 2019, $517,218).

8.	LOSS PER SHARE

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated to reflect the dilutive effect of stock options outstanding. Loss per share is calculated as follows:

	Weighted average number of shares	Net loss	Loss per share – basic and diluted
Three months ended June 30, 2020	6,361,047	(33,875)	(0.01)
Three months ended June 30, 2019	6,361,047	(117,428)	(0.02)
Six months ended June 30, 2020	6,361,047	(59,633)	(0.01)
Six months ended June 30, 2019	6,361,047	(141,204)	(0.02)

Outstanding options were anti-dilutive instruments for the six months ended June 30, 2020 and 2019 because the Corporation realized a net loss.

9.	AGREEMENT WITH FIELD TRIP PSYCHEDELICS INC.

On August 21, 2020, Newton entered into a definitive agreement dated August 21, 2020 with Field Trip Psychedelics Inc. (“Field Trip”), a North American mental health and wellness company with ground-breaking work in psychedelics and psychedelic therapies, to complete a going-public transaction in Canada for Field Trip and the listing for trading of the securities of the resulting issuer on the Canadian Securities Exchange.

10

SCHEDULE “B”

FINANCIAL STATEMENTS OF FIELD TRIP

(See attached)

Field Trip Psychedelics Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 2, 2019 (DATE OF INCORPORATION) TO

MARCH 31, 2020

(audited, expressed in Canadian Dollars, unless otherwise noted)

Independent Auditor’s Report

To the Shareholders of Field Trip Psychedelics Inc.:

Opinion

We have audited the consolidated financial statements of Field Trip Psychedelics Inc. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as at March 31, 2020, and the consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the period from April 2, 2019 (date of incorporation) to March 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2020, and its consolidated financial performance and its consolidated cash flows for the period from April 2, 2019 to March 31, 2020 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Group incurred net and net comprehensive losses of $2,678,365 during the period ended March 31, 2020. As stated in Note 2, this event or condition as set forth in Note 2, indicates that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Waterloo, Ontario	Chartered Professional Accountants

August 7, 2020	Licensed Public Accountants

FIELD TRIP PSYCHEDELICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at
		March 31, 2020
(Expressed in Canadian Dollars)	Notes	$
ASSETS
CURRENT
Cash		9,590,758
Restricted cash	4	100,000
Accounts receivable	5	203,112
Other assets	6	133,916
TOTAL CURRENT ASSETS		10,027,786

NON-CURRENT
Property, plant and equipment	7	575,446
Intangible assets	8	124,980
Right-of-use assets	7	1,632,661
Other non-current assets	6	180,222
TOTAL NON-CURRENT ASSETS		2,513,309
TOTAL ASSETS		12,541,095

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities		577,878
Deferred revenue		2,000
Current portion of lease obligations	9	462,871
TOTAL CURRENT LIABILITIES		1,042,749

NON-CURRENT
Lease obligations	9	1,078,334
TOTAL LIABILITIES		2,121,083

EQUITY
Share capital	10	12,781,270
Share-based payments reserve	11	330,703
Accumulated other comprehensive loss		(49,521)
Retained deficit		(2,634,096)
Non-controlling interest	18	(8,344)
TOTAL EQUITY		10,420,012
TOTAL LIABILITIES AND EQUITY		12,541,095

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

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FIELD TRIP PSYCHEDELICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

		Period ended
		March 31, 2020
(Expressed in Canadian Dollars)	Notes	$
REVENUE
Patient services		1,000
Total revenue		1,000
OPERATING EXPENSES
General and administration	12	(2,310,076)
Occupancy costs	13	(317,476)
Sales and marketing	14	(305,710)
Research and development	15	(193,192)
Depreciation and amortization		(146,320)
Patient services		(9,403)
Total operating expenses		(3,282,177)

OTHER INCOME (EXPENSES)
Finance expense	16	(19,907)
Non-operating income	17	672,760
Net loss before income taxes		(2,628,324)
Income taxes	24	-
Net loss		(2,628,324)
Exchange loss from translation of foreign subsidiaries		(50,041)
NET LOSS AND COMPREHENSIVE LOSS		(2,678,365)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Psychedelics Inc.		(2,670,021)
Non-controlling interest		(8,344)
		(2,678,365)
NET LOSS PER SHARE
Weighted average number of common shares - basic		10,373,191
Weighted average number of common shares - diluted		22,474,091
Loss per share – basic and diluted		(0.26)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other
				Share-based	Comprehensive	Retained	Shareholders’
		Share Capital		Payments Reserve	Loss	Deficit	Equity
	Notes	# Shares	$	$	$	$	$
Balance, April 2, 2019		-	-	-	-	-	-
Share issuance - Class A	16	11,510,900	1,605,027	-	-	-	1,605,027
Share issuance - Class B	16	9,431,023	11,195,540	-	-	-	11,195,540
Share issuance cost		-	(19,297)	-	-	-	(19,297)
Share-based payments	17	-	-	330,703	-	-	330,703
Shareholder distributions from issuance of below-market loans	23	-	-	-	-	(13,596)	(13,596)
Net loss		-	-	-	-	(2,628,324)	(2,628,324)
Exchange loss from translation of foreign subsidiaries		-	-	-	(50,041)	-	(50,041)
Balance, March 31, 2020		20,941,923	12,781,270	330,703	(50,041)	(2,641,920)	10,420,012
Less: equity attributable to non-controlling interest holders	18	-	-	-	520	7,824	8,344
Equity attributable to parent		20,941,923	12,781,270	330,703	(49,521)	(2,634,096)	10,428,356

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period ended
		March 31, 2020
(Canadian dollars in thousands)	Notes	$
OPERATING ACTIVITIES
Net loss		(2,628,324)
Items not involving current cash flows:
Depreciation and amortization		146,320
Share-based payments	11	330,703
Interest expense on lease commitments	16	22,562
Interest income on shareholders’ loan	16	(1,586)
Interest income on refundable lease deposits	16	(951)
Unrealized foreign exchange loss	17	1,111
Wage subsidy accrual	17	(6,345)
Net change in non-cash working capital	19	206,069
CASH USED IN OPERATING ACTIVITIES		(1,930,441)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	7	(589,482)
Acquisition of intangible assets	8	(126,974)
Repayment of lease obligation	9	(108,907)
Refundable security deposit paid for right-of-use assets		(100,986)
Non-refundable security deposit paid for right-of-use assets		(123,465)
CASH USED IN INVESTING ACTIVITIES		(1,049,814)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		12,732,645
Share issuance cost paid	10	(11,375)
CASH PROVIDED BY FINANCING ACTIVITIES		12,721,270
Net change in cash during the period		9,741,015
Effect of exchange rate on changes in cash		(50,257)
Cash, beginning of the period		-
CASH, END OF PERIOD		9,690,758
Represented by:
Cash		9,590,758
Restricted cash		100,000
CASH, END OF PERIOD		9,690,758

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

1. NATURE OF OPERATIONS

Field Trip Psychedelics Inc. (the “Group” or “Field Trip”) is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiaries Field Trip Health Inc., and Field Trip Ventures USA Inc., “Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Through its subsidiary Field Trip Natural Products Ltd. and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications.

Field Trip Psychedelics Inc. was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office is located at 30 Duncan Street, Unit 401, Toronto, Ontario, Canada, M5V 2C3.

2. BASIS OF PREPARATION

Going Concern Assumption

At March 31, 2020, the Group had not yet achieved profitable operations, has net and comprehensive losses of $2,678,365 since its inception, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on- going levels of corporate overhead and discharge its liabilities as they come due. These financial statements have been prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge liabilities in the normal course of business. The Group has considered the private placement subsequent to March 31, 2020 as disclosed in Note 26 in making this assessment. Accordingly, these financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS).

These consolidated financial statements were approved for issue by the Board of Directors on August 7, 2020.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies below.

Functional Currency

The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

2. BASIS OF PREPARATION (CONT’D)

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Group and its subsidiaries as follows:

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Ventures USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited	Kingston, Jamaica	United States Dollars	80%

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

Cash and Restricted Cash

Cash includes current balances with four financial institutions. Restricted cash represents cash held as collateral against Field Trip Psychedelics Inc. credit card limit.

Accounts Receivable

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Group’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Group determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.

The Group allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.

The following estimates were effective for the period ended March 31, 2020:

Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment and software	3 years	Straight-line
Construction in progress	No term	Not amortized

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Intangible Assets

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Field Trip Health website	4 years	Straight-line

The estimated success of applications and useful life are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

IFRS 16 Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. The Group has elected not to recognize right -of -use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

Right-of-use assets

Leased assets are capitalized at the commencement date of the lease and are comprised of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement.

Lease obligations

The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Impairment of Non-financial Assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

IFRS 9 Financial Instruments

Financial assets and liabilities, including derivatives, are recorded on the statement of financial position when the Group becomes a party to the financial instrument or derivative contract.

Classification and Measurement of Financial Instruments

The Group measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Group classifies its financial instruments:

Amortized Cost

Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income from these financial instruments is recorded in the statement of loss and comprehensive loss using the effective interest rate method.

Fair Value through Other Comprehensive Income (“FVOCI”)

Financial assets that are held for collection of contractual cash flows and for selling the financial instruments. Changes in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss) . When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).

Fair Value through Profit and Loss (“FVTPL”)

Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit (loss). Subsequent fair value gains or losses are recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item (if any). Fair value is determined in the manner described in note 22.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL. Financial liabilities are subsequently measured as FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) it is designated as FVTPL if eligible.

The Group has classified its financial instruments as follows:

Fair Value
Financial instrument	Classification	Measurement	Hierarchy
Assets
Cash	FVTPL	Fair Value	Level 1
Restricted cash	FVTPL	Fair Value	Level 1
Accounts receivable	Amortized cost	Amortized cost	N/A
Shareholder loan receivable	Amortized cost	Amortized cost	N/A

Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	N/A

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of Financial Assets

For the impairment of financial assets under IFRS 9, the Group is required to apply an expected credit loss (“ECL”) model to all financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the date of Statement of Financial Position. The Group recognizes a loss allowance for expected credit losses on loan receivables which are measured at amortized cost. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12- month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of loss and comprehensive loss.

If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of operations and comprehensive loss for the period to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Share-based payments

Share -based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share -based payments to non employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The corresponding credit is recorded to share-based payments reserve in equity.

Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve.

Revenue Recognition

The Group generates revenue primarily from the provision of psychotherapy services. The Group uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.  Identify the contract with a customer;

2.  Identify the performance obligation(s) in the contract;

3.  Determine the transaction price;

4.  Allocate the transaction price to the performance obligation(s) in the contract; and

5.  Recognize revenue when or as the Group satisfies the performance obligation(s).

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Patient service revenues are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Group fulfills its performance obligations.

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Provisions

The Group recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material.

Key areas of judgment and estimation or use of managerial assumptions are as follows:

Share-based payments

The fair value of share -based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeiture of options granted. The Group measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Group’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets

Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the International Accounting Standards Board (IASB) issued an International Financial Reporting Interpretations Committee (IFRIC) interpretation incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) to clarify the accounting for uncertainties in income taxes. IAS 12 Income Taxes provides requirements on the recognition and measurement of current or deferred income tax liabilities and assets. However, it does not provide a specific requirement for the accounting for income tax when the application of tax law to a particular transaction or circumstance is uncertain. As a result, the interpretation aims to reduce the diversity in how entities recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID- 19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID- 19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, impacts on patients, practitioners and employees.

4. RESTRICTED CASH

As at March 31, 2020, the Group had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,000 matures on November 2, 2020, and $65,000 matures on January 20, 2021 respectively.

5. ACCOUNTS RECEIVABLE

March 31, 2020
$
Other receivables	11,940
Sales tax receivable	191,172
203,112

During the period ended March 31, 2020 no expected credit loss allowance was recorded for accounts receivable. No receivable was written off during the year.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

6. OTHER ASSETS

March 31, 2020
$
Prepaid expenses	133,915
Lease security deposits	95,451
Prepaid additional (non-lease) rent	36,781
Shareholder loans receivable (note 23)	47,991
314,138
Less amounts due within one year	(133,916)
Non-current balance	180,222

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

			Computer	Medical &
	Leasehold	Furniture &	Equipment	Laboratory	Construction
	Improvements	Fixtures	& Software	Equipment	in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 2, 2019	-	-	-	-		-
Additions	342,590	56,187	78,770	5,533	106,402	589,482
Balance, March 31, 2020

Accumulated depreciation
Balance, April 2, 2019	-	-	-	-		-
Depreciation expense	(8,645)	(1,041)	(4,111)	(239)	-	(14,036)
Balance, March 31, 2020
Net book value as at April 2, 2019	-	-	-	-		-
Net book value as at March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

Right-of-use assets (“ROU”) consist of the following:

Total
Cost	$
Balance, April 2, 2019	-
Additions	1,766,643
Foreign currency translation adjustment	(3,692)
Balance, March 31, 2020	1,762,951

Accumulated depreciation
Balance, April 2, 2019	-
Depreciation expense	(130,290)
Balance, March 31, 2020	(130,290)
Net book value as at April 2, 2019	-
Net book value as at March 31, 2020	1,632,661

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Field Trip
	Health Website	Total
Cost	$	$
Balance, April 2, 2019	-	-
Additions	126,974	126,974
Balance, March 31, 2020	126,974	126,974

Accumulated amortization
Balance, April 2, 2019	-	-
Amortization expense	(1,994)	(1,994)
Balance, March 31, 2020	124,980	124,980
Net book value as at April 2, 2019	-	-
Net book value as at March 31, 2020	124,980	124,980

9. LEASE OBLIGATIONS

The Group leases real property for its clinical and office locations in Toronto and New York City. Lease obligations consist of the following as at March 31, 2020:

$
As at April 2, 2019	-
Additions during the period	1,626,973
Foreign currency translation adjustment	577
Payments during the period	(108,907)
Interest expense during the period	22,562
1,541,205
Less amounts due within one year	(462,871)
Long-term balance	1,078,334

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short- term leases and low-value leases were $172,354 for the period ended March 31, 2020.

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at March 31, 2020:

$
Less than 1 year	581,743
1 to 2 years	709,426
2 to 3 years	405,824
3 to 4 years	20,578
4 to 5 years	-
Beyond 5 years	-
1,717,571

See Note 20, Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

10. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Group consists of the following:

Class A shares – unlimited

Class B shares – unlimited

Class C shares – unlimited

Share Capital Issued

	Number of	Amount
Class of Shares	Shares Issued	$
A (i) (ii) (iii)	11,510,900	1,605,027
B (iv)	9,431,023	11,195,540
	20,941,923	12,800,567

(i)	On April 2, 2019, the Group issued 6,300,630 Class A shares at a price of $0.055 per share yielding gross proceeds of $350,000.

(ii)	On October 3, 2019 directors of the Group exercised options to purchase 2,700,270 Class A shares at a price of $0.00001 for gross proceeds of $27.

(iii)	On October 19, 2019 the Group issued 2,510,000 Class A shares at a price of $0.50 per share yielding gross proceeds of $1,255,000. As part of the issuance, shareholder loans of $50,000 and $10,000 for the purchase of 100,000 and 20,000 shares respectively were entered into with advisors of the Group, payable 5 years from the loan date and bearing zero interest.

(iv)	On January 29, 2020 the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

(v)	Total finance costs incurred for the issuance of share capital during the period ended March 31, 2020 was $19,297 CAD of which $7,922 CAD was settled via the issuance of 6,666 units of Class B shares at a price of $0.90 USD or $1.1884 CAD per share.

Voting Rights

Each holder of Class A shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Shares is entitled to cast the number of votes equal to the number of Class B Series Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Shares shall vote together with the holders of Class A Shares as a single class.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

Class B Shares Automatic Conversion

Upon the completion of a private placement of Class A Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the “Qualified Financing”), then all of the Class B Series 1 Shares will automatically and concurrently be converted into Class A Shares (the “Automatic Conversion”) as follows:

10. SHARE CAPITAL (CONT’D)

(a)	f the price paid per Class A Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series 1 Share will convert into one Class A Share; or

(b)	If the price paid per Class A Share in the Qualified Financing is less than USD $1.125, then the Class B Series 1 Shares held by each holder will be converted into a number of Class A Shares determined by dividing (x) the Subscription Amount by (y) an amount equal to the product of (A) the price paid per Class A Share in the Qualified Financing multiplied by (B) 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

11. SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019 the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

Stock Option Plan

On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

As at March 31, 2020, the number of common shares available for issuance under the Share Option Plan was 3,100,000.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.

The following is a schedule of the options outstanding as at:

		Range of	Weighted Average
		Exercise Price	Exercise Price
	Options	$	$
Balance, April 2, 2019	-	-	-
Stock Option Plan - Granted	2,376,806	0.50	0.50
Long Term Incentive Options - Granted	9,000,900	.00001	.00001
Balance, March 31, 2020	11,377,706	0.50	0.50

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

11. SHARE-BASED PAYMENTS (CONT’D)

Options model inputs for options granted during the period ended March 31, 2020 were as follows:

		Share		Exercise	Risk-free	Expected	Volatility	Fair Value per
		Price		Price	Interest Rate	Life	Factor	Option
Options	Grant Date	$		$	%	(years)%		$
9,000,900	April 2, 2019	.06	(i)	.00001	1.55	5	75	.06
2,376,806	March 30, 2020	0.28	(ii)	0.50	0.70	10	75	0.19

(i)	On April 2, 2019, the Group issued 6,300,630 Class A shares at a price of $0.055 per share

(ii)	On January 29, 2020 the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share. The Group derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at March 31, 2020:

	Outstanding			Exercisable
Exercise		Remaining	Weighted Average		Weighted Average
Price Range	Options	Contractual Life	Exercise Price	Vested	Exercise Price
	$000s	years	$	Options	$
.00001 - 0.50	2,376,806	5 - 10	0.10	15,000	0.50

Summary of Stock-based Compensation

Stock-based compensation was as follows:

March 31, 2020
$
Stock option compensation expense - Stock Option Plan	68,177
Stock option compensation expense - Long Term Incentive Options	262,526
Stock-based compensation expense	330,703

12. GENERAL AND ADMINISTRATION

Components of general and administrative expenses for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Personnel costs	896,227
External services	753,106
Share-based payments (Note 11)	330,703
Travel and entertainment	231,400
IT and technology	50,536
Office and general	48,104
Total general and administration	2,310,076

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

13. OCCUPANCY COSTS

Components of occupancy costs for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Operating rent expense	172,354
Taxes, maintenance, insurance	73,884
Minor furniture and fixtures	37,312
Utilities and services	33,926
Total occupancy costs	317,476

14. SALES AND MARKETING

Components of sales and marketing for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Brand and public relations	214,091
Conference fees	42,803
Personnel costs	29,147
External marketing services	19,669
Total sales and marketing	305,710

15. RESEARCH AND DEVELOPMENT

Components of research and development for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Personnel costs	178,644
Supplies and services	14,548
Total research and development	193,192

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the period ended March 31, 2020.

16. FINANCE EXPENSE

Components of finance expense for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Interest expense on leases	(22,562)
Interest income on shareholders’ loan (note 23)	1,586
Interest income on refundable lease deposit	951
Interest income on bank balances	145
Total finance expense	19,880

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

17. NON-OPERATING INCOME

Components of non-operating income for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Unrealized foreign exchange gains	(1,111)
Realized foreign exchange gains	667,526
Wage subsidy	6,345
Total non-operating income	672,760

18. NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:

March 31, 2020
$
Current assets	30,300
Non-current assets	5,294
Current liabilities	(48,941)
Non-current liabilities	(28,374)
Total equity	(41,721)
Non-controlling interest (%)	20%
Equity attributable to Field Trip	(33,377)
Equity attributable to NCI	(8,344)

19. CHANGE IN NON-CASH WORKING CAPITAL

Components of non-cash working capital for the period ended March 31, 2020 were as follows:

March 31, 2020
$
Accounts receivable	(203,112)
Other current assets	(133,916)
Other non-current assets	(36,781)
Accounts payable and accrued liabilities	577,878
Deferred revenue	2,000
Total non-operating income	206,069

20. COMMITMENTS

The Group leases real property for its clinical and office locations in Canada. The Group is committed under estimated additional variable (non-lease) rent payment obligations as follows:

		Additional
		Rent				More than
	Expiry	Payments	1 year	2-3 years	4-5 years	5 years
		$	$	$	$	$
Toronto corporate office and clinic	2023-10-31	260,237	111,530	148,707	-	-
		260,237	111,530	148,707	-	-

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

In addition to the variable rent payments above, the Group has committed purchase orders related to capital asset expansion of $102,146, all of which are expected to be paid within the next year.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

21. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments. 1) Clinical Operations, which encompasses the Group’s psychedelic assisted psychotherapy clinics across North America, 2) Research, which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and 3) Corporate, which encompasses the operations of Field Trip headquarters. Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment information for the period ended March 31, 2020:

	Clinical
	Operations	Research	Corporate	Total
	$	$	$	$
Net revenue	1,000	-	-	1,000
Net loss	(947,649)	(111,044)	(2,191,504)	(3,250,197)
Property, plant, and equipment	482,242	5,294	87,910	575,446
Intangible assets	124,980	-	-	124,980

Geographic information for the period ended March 31, 2020:

	Canada	United States	Jamaica	Total
	$	$	$	$
Net revenue	1,000	-	-	1,000
Property, plant, and equipment	460,304	109,848	5,294	575,446
Intangible assets	124,980	-	-	124,980

22. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

March 31, 2020
$
Financial assets at fair value through profit and loss
Cash (Level 1)	9,590,758
Restricted cash (Level 1)	100,000
Financial assets at amortized cost	203,112
Accounts receivable
Shareholders’ loan receivable	47,991
Total financial assets	9,941,861
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	577,854
Total financial liabilities	577,854

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

22. FINANCIAL INSTRUMENTS (CONT’D)

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are note active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.

The Group’s cash is held with four financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at March 31, 2020, the Company had $9,690,758 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $577,854 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.

Currency Risk

The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31 2020, the Group held USD dollar denominated cash of $6,472,659 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $142,854 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2020 of $89,801. USD dollar expenses for the period March 31, 2020 were $597,922 USD. Varying the foreign exchange rate for the period ended March 31, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $67,954 assuming that all other variables remained constant.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

23. RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non- interest bearing (i.e. not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at the period ended March 31, 2020 was $47,991 (see note 6) and total interest income accrued at market rate in profit or loss for the period then ended was $1,586 (see note 16).

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at March 31, 2020 includes five directors and executive officers of the corporation. Key management personnel compensation for the period ended March 31, 2020 was comprised of:

March 31, 2020
$
Salaries	83,333
Share-based compensation	240,230
323,563

Directors and officers of the Group control 52% or 10,889,786 of the outstanding voting shares of the Group.

Grassfed Ventures

During the period, the Group was charged for various capital and operating expenditures by Grassfed Ventures, an entity owned by three of the Group’s directors and executive officers. For the period ended March 31, 2020 amounts charged to the Group at arms-length were recorded as:

$
General and administration	146,067
Occupancy costs	67,000
Property, plant and equipment	9,122
Sales and marketing	616
222,805

There was no accounts payable to Grassfed Ventures as at March 31, 2020.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

24. INCOME TAXES

The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of loss and comprehensive loss for the years ended March 31, 2020:

March 31, 2020
$
Loss for the year before income tax	(2,628,324)
Statutory tax rate	26.50%
Expected income tax (recovery)	(696,506)
Non-deductible items and other	90,056
Foreign tax rate differences	(3,989)
Change in deferred tax assets not recognized	610,439
Total income tax expense (recovery)	-

Current tax expense (recovery)	-
Deferred tax expense (recovery)	-

The deferred tax assets (liabilities) as at March 31, 2020 are comprised of the following:

March 31, 2020
$
Lease obligations	405,577
Non-capital loss carryforwards	11,547
Start-up Costs - USA	5,606
Right-of-use assets	(405,577)
Property, plant and equipment	(12,482)
Foreign exchange	(4,671)
-

The unrecognized deductible temporary differences as at March 31, 2020 are comprised of the following:

March 31, 2020
$
Non-capital loss carryforwards	1,474,930
Start-up Costs - USA	694,865
Lease obligation	28,315
Property, plant and equipment	38,504
Net operating loss carryforwards - Jamaica	38,423
Shareholder loans	13,596
Total unrecognized deductible temporary differences	2,288,633

As at March 31, 2020, the Company has not recognized a deferred tax asset in respect of non- capital loss carryforwards of approximately $1,474,930 which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the year 2040.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2020

25. CONTINGENCIES

Litigation

During the year, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

26. SUBSEQUENT EVENTS

Santa Monica Clinic

On June 5, 2020, the Group executed a lease agreement to build its flagship Los Angeles clinic, commencing on June 15, 2020 and ending 120 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,634,000.

Reverse Takeover of Newton Energy Corporation

On June 18, 2020, the Group entered into a letter of intent with Newton Energy Corporation (“Newton”) outlining the principal terms and conditions which will result in a reverse takeover of Newton by Field Trip Psychedelics Inc. as a Qualifying Transaction, as defined in the policies of the Canadian Securities Exchange (“CSE”). It is intended that the Proposed Transaction will proceed by way of a “three-cornered” amalgamation of Field Trip with a wholly-owned subsidiary of Newton (“Newton Subco”) pursuant to the terms of a definitive agreement to be entered into by Newton, Newton Subco and Field Trip (the “Definitive Agreement”). The Proposed Transaction will be an arm’s length transaction.

Completion of the Proposed Transaction is subject to a number of conditions including, but not limited to: completion of satisfactory due diligence; execution of the Definitive Agreement; receipt of regulatory approvals; meeting all CSE listing requirements, majority of minority shareholders’ approval from Newton for the delisting of the common shares of Newton from the NEX board of the TSXV, as applicable, approval of the TSXV to delist the common shares of Newton from its facilities, receipt of approval for the listing of the common shares of the Resulting Issuer on the CSE; shareholders of Field Trip approving the Proposed Transaction and such other matters necessary to complete the Proposed Transaction; and shareholders of Newton approving certain matters ancillary to the Proposed Transaction, including the appointment of the New Directors, subject to the completion of the Proposed Transaction. Subject to the foregoing conditions, the parties intend to enter into a definitive agreement and complete the Proposed Transaction by September 15, 2020. There can, however, be no assurance that the Proposed Transaction will be completed as planned or at all.

Field Trip Natural Products Share Purchase

On June 2, 2020, the Group acquired the remaining 120 shares issued and outstanding of Field Trip Natural Products Limited in exchange for $120 and 600,000 common shares of Field Trip Psychedelics Inc. As a result of the acquisition, Field Trip Psychedelics Inc. owns 100% of the shares issued and outstanding.

Chicago Clinic

On July 23, 2020, the Group executed a lease agreement to build its Chicago clinic, commencing on October 1, 2020 and ending 120 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,334,000.

Series B Financing

As of August 5, 2020, the Group is in the process of closing its Series B private placement. The Group is offering up to 6,750,000 common shares of Field Trip Psychedelics Inc. for gross proceeds of at least $13,500,000, or 7,762,500 common shares for gross proceeds of $15,525,000 if the Agents’ Option is fully exercised.

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Field Trip Psychedelics Inc.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND 2019

(expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP PSYCHEDELICS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		As at June 30, 2020	As at March 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash		7,041,330	9,590,758
Restricted cash	4	100,000	100,000
Accounts receivable	5	318,921	203,112
Other assets	6	287,608	133,916
TOTAL CURRENT ASSETS		7,747,859	10,027,786

NON-CURRENT
Property, plant and equipment	7	873,657	575,446
Intangible assets	8	234,727	124,980
Right-of-use assets	9	3,960,043	1,632,661
Other non-current assets	6	203,218	180,222
TOTAL NON-CURRENT ASSETS		5,271,645	2,513,309
TOTAL ASSETS		13,019,504	12,541,095

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities		920,567	577,878
Deferred revenue		4,000	2,000
Current portion of lease obligations	10	601,281	462,871
TOTAL CURRENT LIABILITIES		1,525,848	1,042,749

NON-CURRENT
Lease obligations	10	3,219,052	1,078,334
TOTAL LIABILITIES		4,744,900	2,121,083

EQUITY
Share capital	11	12,859,058	12,781,270
Share-based payments reserve	12	1,022,275	330,703
Accumulated other comprehensive loss		(13,787)	(49,521)
Retained deficit		(5,592,942)	(2,634,096)
Non-controlling interest	19	-	(8,344)
TOTAL EQUITY		8,274,604	10,420,012
TOTAL LIABILITIES AND EQUITY		13,019,504	12,541,095

Contingencies (Note 26) and Commitments (Note 21)

Subsequent events (Note 27)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

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FIELD TRIP PSYCHEDELICS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(unaudited)

		3 Months ended June 30, 2020	Period ended June 30, 2019
(Expressed in Canadian Dollars)	Notes	$	$
REVENUE
Patient services		23,359	-
Other revenue		240	-
Total revenue		23,599	-
OPERATING EXPENSES
General and administration	13	1,353,920	152,645
Occupancy costs	14	63,783	14,130
Sales and marketing	15	151,832	-
Research and development	16	735,002	-
Depreciation and amortization		209,760	-
Patient services		56,975	-
Total operating expenses		2,571,272	166,775
OTHER INCOME (EXPENSES)
Finance expense	17	(34,984)	-
Non-operating loss	18	(376,247)	-
Net loss before income taxes		(2,958,904)	(166,775)
Income taxes	25	-	-
Net loss		(2,958,904)	(166,775)
Exchange gain from translation of foreign subsidiaries		35,794	-
NET LOSS AND COMPREHENSIVE LOSS		(2,923,110)	(166,775)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Psychedelics Inc.		(2,921,207)	(166,775)
Non-controlling interest		(1,903)	-
		(2,923,110)	(166,775)
NET LOSS PER SHARE
Weighted average number of common shares - basic		14,020,892	6,300,630
Weighted average number of common shares - diluted		25,947,271	15,301,530
Loss per share – basic and diluted		(0.21)	(0.03)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Share Capital		Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Deficit	Non-controlling Interest	Shareholders’ Equity
	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	330,703	(50,041)	(2,641,920)	8,344	10,428,356

Share issuance - Class B	11	76,240	95,617	-	-	-	-	95,617
Share issuance cost		-	(17,829)	-	-	-	-	(17,829)

Share-based payments	12	-	-	691,572	-	-	-	691,572

Exchange gain from translation of foreign subsidiaries		-	-	-	35,701	-	91	35,792
Purchase of non-controlling interest	19	-	-	-	553	9,817	(10,370)	-
Net loss		-	-	-	-	(2,960,839)	1,935	(2,958,904)
Balance, June 30, 2020		21,018,163	12,859,058	1,022,275	(13,787)	(5,592,942)	-	8,274,604

Balance, April 2, 2019		-	-	-	-	-	-	-

Share issuance - Class A	11	6,300,630	350,000	600,000	-	-	-	950,000
Share-based payments	12	-	-	64,733	-	-	-	64,733
Net loss		-	-	-	-	(166,775)	-	(166,775)
Balance, June 30, 2019		6,300,630	350,000	664,733	-	(166,775)	-	847,958

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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FIELD TRIP PSYCHEDELICS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

		3 months ended June 30, 2020	Period ended June 30, 2019
(Canadian dollars in thousands)	Notes		$
OPERATING ACTIVITIES
Net loss		(2,958,904)	(166,775)
Items not involving current cash flows:
Depreciation and amortization		209,760	-
Share-based payments	12	691,572	64,733
Interest expense on lease commitments	17	37,234	-
Interest income on shareholders’ loan	17	(621)	-
Interest income on refundable lease deposits	17	(1,646)	-
Net change in non-cash working capital	20	61,828	30,942
CASH USED IN OPERATING ACTIVITIES		(1,960,777)	(71,100)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	7	(327,411)	-
Acquisition of intangible assets	8	(119,173)	-
Repayment of lease obligation	10	(211,668)	-
Refundable security deposit paid for right-of-use assets		(54,512)	-
CASH USED IN INVESTING ACTIVITIES		(712,764)	-
FINANCING ACTIVITIES
Proceeds on issuance of common shares		95,617	950,000
Share issuance cost paid	11	(17,829)	-
CASH PROVIDED BY FINANCING ACTIVITIES		77,788	950,000
Net change in cash during the period		(2,595,753)	878,900
Effect of exchange rate on changes in cash		46,325	-
Cash, beginning of the period		9,690,758	-
CASH, END OF PERIOD		7,141,330	878,900

Represented by:
Cash		7,041,330	878,900
Restricted cash		100,000	-
CASH, END OF PERIOD		7,141,330	878,900

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 5

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

1. NATURE OF OPERATIONS

Field Trip Psychedelics Inc. (the “Group”, the “Company” or “Field Trip”) is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiaries Field Trip Health Inc., and Field Trip Ventures USA Inc., “Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Through its wholly owned subsidiary Field Trip Natural Products Ltd. and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications.

Field Trip Psychedelics Inc. was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office is located at 30 Duncan Street, Unit 401, Toronto, Ontario, Canada, M5V 2C3.

2. BASIS OF PREPARATION

Going Concern Assumption

At June 30, 2020, the Group had not yet achieved profitable operations, has a retained deficit of $5,592,942 since its inception, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due. These financial statements have been prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge liabilities in the normal course of business. The Group has considered the private placement subsequent to June 30, 2020 as disclosed in Note 27 in making this assessment. Accordingly, these financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements.

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS) and with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the year ended March 31, 2020.

These consolidated financial statements were approved for issue by the Board of Directors on September 9, 2020.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies below.

Functional Currency

The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 6

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

2. BASIS OF PREPARATION (CONT’D)

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Group and its subsidiaries as follows:

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Ventures USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited (i)	Kingston, Jamaica	United States Dollars	100%

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

(i)	On June 3, 2020, Field Trip Psychedelics Inc., Darwin Inc., a third party, and Field Trip Natural Products Limited entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of Field Trip Natural Products Limited from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group owns 100% of the authorized capital of Field Trip Natural Products Limited. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 12 Share-based Payments.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries.

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material.

Key areas of judgment and estimation or use of managerial assumptions are as follows:

Share-based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeiture of options granted. The Group measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Group’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets

Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the International Accounting Standards Board (IASB) issued an International Financial Reporting Interpretations Committee (IFRIC) interpretation incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) to clarify the accounting for uncertainties in income taxes. IAS 12 Income Taxes provides requirements on the recognition and measurement of current or deferred income tax liabilities and assets. However, it does not provide a specific requirement for the accounting for income tax when the application of tax law to a particular transaction or circumstance is uncertain. As a result, the interpretation aims to reduce the diversity in how entities recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, impacts on patients, practitioners and employees.

4. RESTRICTED CASH

As at June 30, 2020, the Group had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,000 matures on November 2, 2020, and $65,000 matures on January 20, 2021 respectively. As at March 31, 2020 the Group had $100,000 of restricted cash.

5. ACCOUNTS RECEIVABLE

	As at June 30, 2020 $	As at March 31, 2020 $
Other receivables	83,357	11,940
Sales tax receivable	235,564	191,172
	318,921	203,112

During the 3 months ended June 30, 2020 and period ended March 31, 2020 no expected credit loss allowance was recorded for accounts receivable & no receivables were written off.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

6. OTHER ASSETS

	As at June 30, 2020 $	As at March 31, 2020 $
Prepaid expenses	287,608	133,915
Lease security deposits	121,385	95,451
Prepaid additional (non-lease) rent	33,222	36,781
Shareholder loans receivable (note 24)	48,611	47,991
	490,826	314,138
Less amounts due within one year	(287,608)	(133,916)
Non-current balance	203,218	180,222

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment & Software $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	-	-	23,328	-	313,173	336,501
Foreign currency translation adjustment	-	-	(142)	(218)	(4,193)	(4,553)
Balance, June 30, 2020	342,590	56,187	101,956	5,315	415,382	921,430

Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	-	(14,036)
Depreciation expense	(23,221)	(2,802)	(7,474)	(270)	-	(33,767)
Foreign currency translation adjustment	-	-	16 14 - 30
Balance, June 30, 2020	(31,866)	(3,843)	(11,569)	(495)	-	(47,773)
Net book value as at
June 30, 2020	310,724	52,344	90,387	4,820	415,382	873,657
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

Cost	Software in Progress $	Field Trip Health Website $	Total $
Balance, April 1, 2020	-	126,974	126,974
Additions	85,131	34,042	119,173
Balance, June 30, 2020	85,131	161,016	246,147

Accumulated amortization
Balance, April 1, 2020	-	(1,994)	(1,994)
Amortization expense	-	(9,426)	(9,426)
Balance, June 30, 2020	-	(11,420)	(11,420)
Net book value as at June 30, 2020	85,131	149,596	234,727
Net book value as at March 31, 2020	-	124,980	124,980

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

9. Right-of-Use Assets

Right-of-use assets (“ROU”) consist of the following:

Cost	Total $
Balance, April 1, 2020	1,762,951
Additions	2,524,725
Foreign currency translation adjustment	(31,291)
Balance, June 30, 2020	4,256,385

Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(166,567)
Foreign currency translation adjustment	515
Balance, June 30, 2020	(296,342)
Net book value as at
June 30, 2020	3,960,043
March 31, 2020	1,632,661

10. LEASE OBLIGATIONS

The Group leases real property for its clinical and office locations in Toronto, New York City and Santa Monica as well as its research facility in Jamaica. Lease obligations consist of the following as at June 30, 2020:

$
As at April 1, 2020	1,541,205
Additions during the period	2,412,154
Foreign currency translation adjustment	41,408
Payments during the period	(211,668)
Interest expense during the period	37,234
3,820,333
Less amounts due within one year	(601,281)
Long-term balance	3,219,052

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short- term leases and low-value leases were $33,470 for the 3 months ended June 30, 2020 and $14,130 for the period ended June 30, 2019.

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at June 30, 2020:

$
Less than 1 year	931,792
1 to 2 years	1,020,805
2 to 3 years	561,666
3 to 4 years	327,265
4 to 5 years	337,083
Beyond 5 years	1,809,850
4,988,461

See Note 21, Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

11. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Group consists of the following:

Class A shares – unlimited

Class B shares – unlimited

Class C shares – unlimited

Share Capital Issued as at June 30, 2020

Class of Shares	Number of Shares Issued	Amount $
A	11,510,900	1,605,027
B (i) (ii)	9,507,263	11,254,031
	21,018,163	12,859,058

Share Capital Issued as at March 31, 2020

Class of Shares	Number of Shares Issued	Amount $
A	11,510,900	1,605,027
B	9,431,023	11,176,243
	20,941,923	12,781,270

(i)	On May 20, 2020 the Group issued 76,240 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $68,616 USD or $95,617 CAD.

(ii)	Total finance costs incurred for the issuance of share capital during the 3 months ended June 30, 2020 was $17,829 CAD which was settled via the issuance of 14,216 of Class B shares at a price of $0.90 USD or $1.2542 CAD per share.

Voting Rights

Each holder of Class A shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Shares is entitled to cast the number of votes equal to the number of Class B Series Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Shares shall vote together with the holders of Class A Shares as a single class.

Class B Shares Automatic Conversion

Upon the completion of a private placement of Class A Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the “Qualified Financing”), then all of the Class B Series 1 Shares will automatically and concurrently be converted into Class A Shares (the “Automatic Conversion”) as follows:

(a)	If the price paid per Class A Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series 1 Share will convert into one Class A Share; or

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

11. SHARE CAPITAL (CONT’D)

(b)	If the price paid per Class A Share in the Qualified Financing is less than USD $1.125, then the Class B Series 1 Shares held by each holder will be converted into a number of Class A Shares determined by dividing (x) the Subscription Amount by (y) an amount equal to the product of (A) the price paid per Class A Share in the Qualified Financing multiplied by (B) 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

12. SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019 the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

Stock Option Plan

On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

As at June 30, 2020, the number of common shares available for issuance under the Share Option Plan was 3,152,725.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.

The following is a schedule of the options outstanding as at:

	Options	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	775,000	0.50	0.50
Balance, June 30, 2020	12,152,706	0.00001-0.50	0.13

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Options model inputs for options granted during the 3 months ended June 30, 2020 were as follows:

Options	Grant Date	Share Price $		Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
775,000	April 1, 2020-May 31, 2020	0.28	(i)	0.50	0.70	10	75	0.19

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

12. SHARE-BASED PAYMENTS (CONT’D)

(i)	On January 29, 2020 the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share. The Group derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at June 30, 2020:

	Outstanding			Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life years	Weighted Average Exercise Price $	Vested Options	Weighted Average Exercise Price $
.00001 - 0.50	12,137,706	5 - 10	0.13	15,000	0.50

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at March 31, 2020:

	Outstanding			Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life years	Weighted Average Exercise Price $	Vested Options	Weighted Average Exercise Price $
.00001 - 0.50	11,362,706	5 - 10	0.10	15,000	0.50

Jamaica Facility Shares

Field Trip Psychedelics Inc. will issue 1,200,000 fully paid up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. No shares were issued to Darwin Inc. as at June 30, 2020.

The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.

Black-Scholes model inputs for the Jamaican Facility Shares for the 3 months ended June 30, 2020 were as follows:

Shares to be Issued	Grant Date	Share Price $		Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Share $
1,200,000	June 3, 2020	2.00	(i)	0.62	4	75	2.00

Summary of Stock-based Compensation

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Stock option compensation expense - Stock Option Plan	69,634	-
Stock option compensation expense - Long Term Incentive Options	34,035	64,733
Stock-based compensation expense – Jamaica Facility Shares	587,903	-
Stock-based compensation expense	691,572	64,733

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

13. GENERAL AND ADMINISTRATION

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Personnel costs	749,840	11,684
External services	432,892	72,476
Share-based payments (Note 12)	103,669	64,733
Travel and entertainment	9,040	3,582
IT and technology	54,448	-
Office and general	4,031	170
Total general and administration	1,353,920	152,645

14. OCCUPANCY COSTS

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Operating rent expense	33,469	14,130
Taxes, maintenance, insurance	7,009	-
Minor furniture and fixtures	1,284	-
Utilities and services	22,021	-
Total occupancy costs	63,783	14,130

15. SALES AND MARKETING

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Brand and public relations	62,463	-
Conference fees	20,392	-
Personnel costs	31,317	-
External marketing services	37,660	-
Total sales and marketing	151,832	-

16. RESEARCH AND DEVELOPMENT

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
External services	590,514	-
Personnel costs	142,421	-
Supplies and services	2,067	-
Total research and development	735,002	-

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the 3 months ended June 30, 2020.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

17. FINANCE EXPENSE

	3 Months ended June 30, 2020 $	Period ended June 30, 2019 $
Interest expense on leases	(37,233)	-
Interest income on shareholders’ loan (note 24)	621	-
Interest income on refundable lease deposit	1,646	-
Interest expense on bank balances	(18)	-
Total finance expense	(34,984)	-

18. NON-OPERATING LOSS

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Unrealized foreign exchange gains	475	-
Realized foreign exchange gains (loss)	(394,722)	-
Wage subsidy	18,000	-
Total non-operating loss	(376,247)	-

19. NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:

	As at June 30, 2020 $	As at March 31, 2020 $
Current assets	54,992	30,300
Non-current assets	117,128	5,294
Current liabilities	(159,053)	(48,941)
Non-current liabilities	(85,722)	(28,374)
Total equity	(72,655)	(41,721)
Non-controlling interest (%) (i)	0%	20%
Equity attributable to Field Trip	(72,655)	(33,377)
Equity attributable to NCI	-	(8,344)

(i)	See Note 2 Basis of Presentation for changes to the ownership structure of the Group’s subsidiary Field Trip Natural Products during the 3 months ended June 30, 2020

20. CHANGE IN NON-CASH WORKING CAPITAL

	3 months ended June 30, 2020 $	Period ended June 30, 2019 $
Accounts receivable	(115,810)	-
Other current assets	(152,189)	-
Other non-current assets	(18,614)	-
Accounts payable and accrued liabilities	346,441	30,942
Deferred revenue	2,000	-
Total non-operating income	61,828	30,942

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

21. COMMITMENTS

The Group leases real property for its clinical and office locations in Canada. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

		Additional
		Rent				More than
	Expiry	Payments	1 year	2-3 years	4-5 years	5 years
		$	$	$	$	$
Toronto corporate office and clinic	2023-10-31	223,060	111,530	111,530	-	-
Santa Monica clinic	2030-06-30	659,051	32,953	131,810	131,810	362,478
		882,111	144,483	243,340	131,810	362,478

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

In addition to the variable rent payments above, the Group has committed purchase orders related to capital asset expansion of $99,893, all of which are expected to be paid within the next year.

Jamaica Facility

On April 6, 2020, FTNP entered into a partnership with the University of West Indies (“UWI)” to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a 2,072 square foot research laboratory (“Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. UWI has agreed to provide personnel selected by FTNP to assist it in the psilocybin research and FTNP shall be responsible for the costs of labour, laboratory supplies, technical assistance and other charges directly related to the psilocybin research, plus 15%. All equipment, machinery, data and other property purchased by FTNP, and all intellectual property and discoveries developed through the Psilocybin Research, remain the sole and exclusive property of FTNP. In the event that FTNP develops and commercializes the intellectual property developed at the Jamaica Facility, UWI shall receive a royalty of 2% of the net sales from any products developed utilizing such intellectual property.

To-date, the Group has incurred $380,000 in capital costs related to the Jamaica Facility. The Group is committed for the following obligations as follows:

						More than
	Expiry	Total	1 year	2-3 years	4-5 years	5 years
		$	$	$	$	$
Jamaica Facility	2023-04-06	1,427,437	805,427	576,584	45,427	-

22. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompasses the Group’s psychedelic assisted psychotherapy clinics across North America.

•	Research which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

22. SEGMENT REPORTING (CONT’D)

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
3 months ended June 30, 2020
Net revenue	23,359	-	-	23,359
Net loss	(457,343)	(726,886)	(1,774,675)	(2,958,904)
Property, plant, and equipment	719,149	71,643	82,865	873,657
Intangible assets	234,727	-	-	234,727
Period ended June 30, 2019
Net revenue	-	-	-	-
Net loss	-	-	(166,775)	(166,775)
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-

	Canada	United States	Jamaica	Total
Geographic Information	$	$	$	$
3 months ended June 30, 2020
Net revenue	23,359	-	-	23,359
Property, plant, and equipment	443,682	358,332	71,643	873,657
Intangible assets	234,727	-	-	234,727
Period ended June 30, 2019
Net revenue	-	-	-	-
Property, plant, and equipment	-	-	-	-
Intangible assets	-	-	-	-

23. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at	As at
	June 30, 2020	March 31, 2020
		$
Financial assets at fair value through profit and loss
Cash (Level 1)	7,041,330	9,590,758
Restricted cash (Level 1)	100,000	100,000
Financial assets at amortized cost
Accounts receivable	318,921	203,112
Shareholders’ loan receivable	48,611	47,991
Total financial assets	7,508,862	9,941,861
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	920,567	577,854
Total financial liabilities	920,567	577,854

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FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

23. FINANCIAL INSTRUMENTS (CONT’D)

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are note active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.

The Group’s cash is held with four financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at June 30, 2020, the Company had $7,141,330 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $920,567 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.

Currency Risk

The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at June 30 2020, the Group held USD dollar denominated cash of $5,037,806 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $58,675 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at June 30, 2020 of $67,856. USD dollar expenses for the period June 30, 2020 were $814,957 USD. Varying the foreign exchange rate for the period ended June 30, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $11,298 assuming that all other variables remained constant.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 18

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

24. RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e. not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at June 30, 2020 was $48,611 (see note 6) and total interest income accrued at market rate in profit or loss for the 3 months then ended was $621 (see note 17).

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at June 30, 2020 includes seven directors and executive officers of the corporation. Key management personnel compensation for the 3 months ended June 30, 2020 was comprised of:

	3 months ended	Period ended
	June 30, 2020	March 31, 2020
		$
Salaries	142,152	-
Share-based compensation	37,356	64,733
	179,508	64,733

Directors and officers of the Group control 52% or 10,889,786 of the outstanding voting shares of the Group.

25. INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial tax rates to income (loss) from operations before income taxes, shown as follows:

	3 months ended	3 months ended
	June 30, 2020	June 30, 2019
		$
Expected Tax Rate	26.50%	26.50%
Expected tax Benefit Resulting From Loss	(784,110)	(44,195)
Permanent Differences	183,476	17,629
Effect of losses not recognized	623,698	26,567
Effect of other temporary differences not recognized	(19,618)	-
Recognition of previously unrecognized losses	-	-
Difference due to foreign tax rates	(3,447)	-
True-up of prior years taxes	-	-
Other	-	-
Income tax expense (recovery)	-	-

Deferred income taxes reflect the impact of loss carry forwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The following deferred tax assets and liabilities have been recognized for accounting purposes:

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 19

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

25. INCOME TAXES (CONT’D)

	3 months ended	Period ended
	June 30, 2020	March 31, 2020
		$
Deferred tax asset	9,166	17,153
Deferred tax liability	(9,166)	(17,153)
Net deferred tax liability	-	-

The effect of temporary differences and loss carry forwards that give rise to significant portions of the deferred tax liability, which has been recognized during the year are as follows:

		Recognized	Recognized
	March 31,	on	in profit and	Recognized	Recognized	June 30,
	2020	acquisition	loss	in goodwill	in equity	2020
Deferred tax asset
Loss carry forwards	11,547	-	(2,381)	-	-	9,166
Start up costs	5,606	-	(5,606)	-	-	-
Lease liabilities	-	-	-	-	-	-
	17,153	-	(7,987)	-	-	9,166
Deferred tax liability
Fixed assets	(12,482)	-	5,145	-	-	(7,337)
ROU assets/lease obligations	-	-	(116)	-	-	(116)
Other	(4,671)	-	2,958	-	-	(1,713)
	(17,153)	-	7,987	-	-	(9,166)
Net deferred tax liability	-	-	-	-	-	-

The tax effects of temporary differences and loss carry forwards that give rise to significant portions of the deferred tax asset, which have not been recognized, are approximately as follows:

	3 months ended	Period ended
	June 30, 2020	March 31, 2020
		$
Fixed Assets	54,968	38,504
Non operating loss carry forwards - Jamaica	-	38,423
Shareholder Loans	13,596	13,596
ROU assets/lease obligations	26,212	28,315
Start Up Costs	703,658	694,865
Share Issue Costs	31,411	-
Non-Capital Losses	3,864,712	1,474,930
Capital Losses	-	-
Other	-	-
Total	4,694,557	2,288,633

The company has the following non-capital losses available to reduce future years’ federal and provincial taxable income, which expire as follows:

Canada
2040	1,522,412
2041	1,486,370
$3,008,782
USA
Indefinite	$818,677

Jamaica
Indefinite	$71,525

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 20

FIELD TRIP PSYCHEDELICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2020 and period ended June 30, 2019

(unaudited)

25. INCOME TAXES (CONT’D)

Subject to certain exceptions for newly established and micro businesses in Jamaica, any claim for deduction of tax losses incurred in a prior year will be capped at 50% of the taxpayer’s chargeable income (before deduction of tax losses carried forward) of the year in which the claim is being made.

As at June 30, 2020, the company does not have any gross temporary differences associated with the investment in subsidiaries.

26. CONTINGENCIES

Litigation

During the prior year, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

27. SUBSEQUENT EVENTS

Chicago Clinic

On July 23, 2020, the Group executed a lease agreement to build its Chicago clinic, commencing on October 1, 2020 and ending 120 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,334,000.

Series B Financing

On August 14, 2020, Field Trip Psychedelics Inc. completed brokered and non -brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip, at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022. The Series B Financing is a Qualified Financing as defined in Note 11, therefore all of the Class B Series 1 Shares were automatically converted into Class A Shares upon closing of this transaction.

Reverse Takeover of Newton Energy Corporation

On August 21, 2020, Field Trip Psychedelics Inc. (“Field Trip”) entered into a definitive agreement with Newton Energy Corporation and Newton’s wholly-owned subsidiary, Newton Energy Subco Limited, pursuant to which the parties intend to complete a going-public transaction for the Group. The Transaction is structured as a three-cornered amalgamation, which will result in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.” (the “Resulting Issuer”). Field Trip and Newton anticipate the closing of the Transaction (the “Closing”) will occur on or about September 29, 2020. The Transaction is subject to the receipt of all necessary regulatory and shareholder approvals as well as the satisfaction of conditions to the Closing as set out in the Amalgamation Agreement.

Option Grants

On September 2, 2020 the Group issued 535,000 options at an issue price of $2.00 per Field Trip Share.

Field Trip Psychedelics Inc. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	P a g e | 21

SCHEDULE “C”

CONSOLIDATED PROFORMA OF THE ISSUER

(See attached)

Pro Forma Consolidated Statement of Financial Position of Resulting Issuer Field Trip Psychedelics Inc. June 30, 2020 (Expressed in Canadian dollars) (Unaudited)

Table of Contents

Pro forma consolidated statements of financial position	1

Notes to pro forma consolidated statements of financial position	2-6

Field Trip Psychedelics Inc.

Pro forma consolidated statements of financial position

[Expressed in Canadian dollars]
(Unaudited)

	Newton Energy	Field Trip			Pro forma	Pro forma
	Corporation	Psychedelics Inc.			adjustments	consolidated
As at	June 30, 2020	June 30, 2020	Notes		June 30, 2020	June 30, 2020
	$	$			$	$
Assets
Current
Cash	472,456	7,041,330	3	(a)	11,033,448	19,170,106
			3	(a)	(441,082)
			3	(b)	1,633,864
			3	(b)	(10,000)
			3	(d)	90
			3	(h)	(560,000)
Restricted cash	—	100,000			—	100,000
Accounts receivable	1,379	318,921			—	320,300
Other assets	5,426	287,608			—	293,034
	479,261	7,747,859			11,656,320	19,883,440
Property, plant and equipment	—	873,657			—	873,657
Intangible assets	—	234,727			—	234,727
Right-of-use assets	—	3,960,043			—	3,960,043
Other non-current assets	—	203,218			—	203,218
	479,261	13,019,504			11,656,320	25,155,085
Liabilities and shareholders’ equity
Current
Accounts payable and accrued liabilities	21,676	920,567			—	942,243
Deferred revenue	—	4,000			—	4,000
Current portion of lease obligations	—	601,281			—	601,281
	21,676	1,525,848			—	1,547,524
Lease obligations	—	3,219,052			—	3,219,052
	21,676	4,744,900			—	4,766,576
Shareholders’ equity
Share capital	6,414,127	12,859,058	3	(a)	11,033,448	27,922,447
			3	(a)	(441,082)
			3	(a)	(228,483)
			3	(b)	1,633,864
			3	(b)	(10,000)
			3	(c)	1,200,000
			3	(d)	285,430
			3	(f)	(6,414,127)
			3	(g)	1,590,212
Accumulated other comprehensive loss	—	(13,787)				(13,787)
Deficit	(6,945,666)	(5,592,942)	3	(c)	(1,200,000)	(9,302,061)
			3	(e)	(741,510)
			3	(f)	6,945,666
			3	(g)	(1,207,609)
			3	(h)	(560,000)
Contributed surplus	989,124	1,022,275	3	(a)	228,483	1,781,910
			3	(d)	(285,340)
			3	(e)	741,510
			3	(f)	(989,124)
			3	(g)	74,982
Total shareholders’ equity	457,585	8,274,604			11,656,320	20,388,509
	479,261	13,019,504			11,656,320	25,155,085

1

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

1.	Background and basis of presentation

Background

Field Trip Psychedelics Inc. (the “Group”, the “Company” or “Field Trip”) is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiaries Field Trip Health Inc., and Field Trip Health USA Inc., “Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Through its wholly owned subsidiary Field Trip Natural Products Ltd. and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications.

Field Trip Psychedelics Inc. was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office is located at 30 Duncan Street, Unit 401, Toronto, Ontario, Canada, M5V 2C3.

On June 18, 2020, Newton Energy Corporation (“NEC”) and Field Trip entered into a non-binding letter of intent (the “Letter Agreement”) in respect of the proposed Qualifying Transaction (as such term is defined in TSX Venture Exchange Policy 2.4 – Capital Pool Companies) of NEC. On August 21, 2020, Newton Energy Subco Limited, a wholly-owned subsidiary of NEC (“Subco”) and Field Trip entered into a business combination agreement (the “Business Combination Agreement”), which supersedes the Letter Agreement, to carry out the proposed Qualifying Transaction.

Pursuant to the terms of the Business Combination Agreement, NEC will acquire all the issued and outstanding common shares in the capital of Field Trip (the “Field Trip Shares”) through the three-cornered amalgamation of Field Trip with Subco. Holders of Field Trip Shares will receive one post-Consolidation (as defined herein) common share (“Resulting Issuer Share”) in the capital of NEC as it exists upon completion of the proposed Qualifying Transaction (the “Resulting Issuer”) in exchange for each Field Trip Share held.

It is intended that the Resulting Issuer will be renamed “Field Trip Health Ltd.” and will continue Field Trip’s current operations.

Basis of preparation

This unaudited pro forma consolidated statement of financial position has been compiled from and includes i) the unaudited interim statement of financial position of NEC as at June 30, 2020, and ii) the unaudited condensed interim consolidated statement of financial position of Field Trip as at June 30, 2020, giving effect to the transaction as if it had occurred at June 30, 2020.

The unaudited pro forma consolidated statement of financial position has been compiled using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management has re-allocated certain line items from NEC’s statement of financial position in an attempt to conform to the presentation of Field Trip’s financial statements.

The unaudited pro forma consolidated financial statement should be read in conjunction with the financial statements and notes thereto of NEC and Field Trip described above. The unaudited pro forma consolidated statement of financial position is not intended to reflect the financial position of the continuing entity, Field Trip, which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma consolidated statement of financial position is not necessarily indicative of the financial position that may be obtained upon completion of the transaction. The pro forma adjustments and allocations of the purchase price of NEC by Field Trip as a reverse takeover are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual assets and liabilities of NEC that exist as of the date of completion of the acquisition.

1

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

2.	Proposed Transaction

NEC, Subco and Field Trip have entered into the Business Combination Agreement pursuant to which NEC will acquire all the issued and outstanding Field Trip Shares through the three-cornered amalgamation of Field Trip with Subco. Holders of Field Trip Shares will receive one Resulting Issuer Share in exchange for each Field Trip Share. The proposed Qualifying Transaction will constitute a reverse takeover of NEC by Field Trip.

The Business Combination Agreement sets out the terms of the proposed Qualifying Transaction, including, among other things, the following:

a)	NEC will have completed a consolidation of its common shares (“NEC Shares”) on the basis of one NEC consolidated share for every 8 NEC Shares prior to completion of the proposed Qualifying Transaction (the “Consolidation”);

b)	NEC will have acquired all of the issued and outstanding Field Trip Shares on the basis of one Resulting Issuer Share for each Field Trip Share, as applicable;

c)	Convertible securities of Field Trip will have been exchanged for convertible securities of the Resulting Issuer, with each such convertible security of the Resulting Issuer being exercisable into Resulting Issuer Shares on the same terms and conditions as the original convertible security of Field Trip;

d)	Field Trip will have amalgamated with Subco and the amalgamated company will become a wholly-owned subsidiary of NEC; and

e)	the Resulting Issuer will carry on the business carried on by Field Trip.

On a pre-Consolidation basis, the total number of NEC Shares currently outstanding is 6,361,047. On a post-Consolidation basis, NEC will have 795,106 shares outstanding.

3. Pro Forma Adjustments and assumptions

The unaudited pro forma financial statement incorporates the following pro forma assumptions

a)	On August 14, 2020 Field Trip completed a brokered private placement of an aggregate of 5,516,724 Field Trip Shares at a price of $2.00 per Field Trip Share for gross proceeds of $11,033,448 (the “Tranche 1 Financing”). Financing costs were incurred as follows:

i.	An aggregate of $391,082 (excluding relevant taxes) was paid to the Agents in connection with the Tranche 1 Financing, representing a cash commission. This amount has been treated as issuance costs attributed to common shares and reflected as a reduction to cash.

ii.	A total of 55,167 Field Trip Shares were also issued to the Agents in connection with the Tranche 1 Financing at a deemed price of $2.00 per Field Trip Share.

iii.	A total of 299,753 Field Trip Compensation Warrants were also issued to the Agents in connection with the Tranche 1 Financing. Each compensation warrant is exercisable for one Field Trip Share at a price of $2.00 with an expiry of August 14, 2022. An increase in contributed surplus of $228,483 and corresponding reduction in share capital based on a valuation using the Black-Scholes Option Pricing Model using an exercise price of $2.00, share price of $2.00, volatility of 70%, risk free rate of 0.28%, expected life of two years and dividend yield of nil.

2

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

iv.	Other fees and professional costs estimated at $50,000 for the Tranche 1 Financing. This amount has been treated as issuance costs attributed to common shares and reflected as a reduction to cash. Including the agent’s cash commission of $391,082 total cash transaction costs before taxes for the Tranche 1 Financing amount to $441,082.

b)	On September 21, 2020 Field Trip completed a non-brokered private placement of an aggregate of 816,932 Field Trip Shares at a price of $2.00 per Field Trip Share for gross proceeds of $1,633,864 (the “Tranche 2 Financing”). Financing costs were incurred as follows:

i.	Other fees and professional costs estimated at $10,000 for the Trance 2 Financing. This amount has been treated as issuance costs attributed to common shares and reflected as a reduction to cash.

c)	On September 21, 2020 Field Trip issued the first instalment of Milestone Shares under the FTNP SPA, being a total of 600,000 Field Trip Shares at a deemed price of $2.00 per Field Trip Share.

d)	Subsequent to June 30, 2020 directors of Field Trip exercised 9,000,900 options with a strike price of $0.00001.

e)	To reflect the issuance by Field Trip of 714,000 stock options subsequent to the period at an exercise price of $2.00 per Field Trip Share which are exercisable for a period of ten years valued at $741,510, described in more detail below.

On September 2, 2020 the Company issued 535,000 stock options which are exercisable for one Field Trip Share at an exercise price of $2.00 per Field Trip Share vesting evenly over 4 years and expiring after 10 years. The Company will allocate $555,613 to the granted options based on a valuation using the Black-Scholes Option Pricing Model using an exercise price range of $2.00, stock price range of $2.00, volatility of 70%, risk free rate of 0.33%, expected life of ten years and dividend yield of nil.

On September 21, 2020 the Company issued 179,000 stock options which are exercisable for one Field Trip Share at an exercise price of $2.00 per Field Trip Share vesting evenly over 4 years and expiring after 10 years. The Company will allocate $185,897 to the granted options based on a valuation using the Black-Scholes Option Pricing Model using an exercise price range of $2.00, stock price range of $2.00, volatility of 70%, risk free rate of 0.33%, expected life of ten years and dividend yield of nil.

f)	The acquisition of Field Trip by NEC constitutes a reverse asset acquisition as NEC does not meet the definition of a business, as defined in IFRS 3, Business Combinations. Accordingly, as a result of the transaction, the pro forma financial position has been adjusted for the elimination of NEC’s share capital of $6,414,127, accumulated deficit of $6,945,666 and contributed surplus of $989,124, within shareholders’ equity.

g)	As a result of this reverse asset acquisition, a listing expense of $1,207,659 has been recorded to reflect the difference between the estimated fair value of the Field Trip Shares to the NEC shareholders less the net fair value of the assets of NEC acquired.

In accordance with reverse acquisition accounting:

i)	The assets and liabilities of Field Trip are included in the pro forma statement of financial position at their carrying values;

ii)	The net assets of NEC are included at their fair value of $457,585 (equal to the carrying value of these net assets given the current nature of the net assets);

3

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

iii)	The net assets have been allocated as follows:

$
Cash	472,456
Other current assets	6,805
Accounts payable and accrued liabilities	(21,676)
Net Assets	457,585

iv)	At June 30, 2020 NEC had the equivalent of 74,453 stock options of the Resulting Issuer (on a post-Consolidation basis) with an exercise price of $1.76 – 2.00 per share and a expiry date of January 4, 2023 - May 10, 2024. Based on the Black-Scholes pricing model, the 74,453 options have an estimated fair value of $74,982, based on an exercise price of $1.76 – 2.00, stock price of $2.00, volatility of 70%, risk free rate of 0.29 – 0.33%, expected life of 2.52 – 3.86 years and dividend yield of nil.

v)	The listing expense of $1,207,609 was determined as follows:

•	Number of Field Trip Shares held by former Field Trip shareholders outstanding immediately prior to the Qualifying Transaction is estimated to be 37,007,886 or approximately 97.9% of the combined entity.

•	Number of outstanding post-Consolidation shares of NEC prior to the Qualifying Transaction is determined to be 795,106 or approximately 2.1% of the combined entity.

•	The fair value of the shares considered issued to acquire NEC under reverse takeover accounting is $1,590,212 calculated as 795,106 shares at $2.00 per share.

•	The fair value of the NEC stock options outstanding at the time of the transaction is assumed to be $74,982 based on the Black-Sholes pricing model inputs disclosed above.

•	The difference between the fair value of $1,665,194 attributed to NEC and the estimated fair value of the net assets of NEC of $457,585 amounts to a listing expense of $1,207,609.

h)	Total cash transaction costs which are expected to be incurred for the reverse asset acquisition amount to $560,000 which includes exchange fees and professional and consulting fees. This amount has been expensed and reflected as a reduction to cash.

4

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

4.	Pro forma Shareholders Equity

a)	The following table summarizes the impact of the Transaction on the Resulting Issuer’s shareholders’ equity.

	Common Shares		Contributed Surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ Equity
	#	$	$	$	$	$
Newton Energy - Balance as of June 30, 2020	6,361,047	6,414,127	989,124	—	(6,945,666)	457,585
Newton Energy - Share consolidation prior to Transaction (note 2)	(5,565,941)	—	—	—	—	—
Field Trip - Common share balance as of June 30, 2020 (note 3(a))	21,018,163	12,859,058	1,022,275	(13,787)	(5,592,942)	8,274,604
Field Trip - Shares issued subsequent to June 30, 2020 (note 3(a), 3(b), 3(c) 3(d))	15,989,723	13,473,177	(56,857)	—	(1,200,000)	12,216,320
Newton Energy - Equity eliminated upon Transaction (note 3(f))	—	(6,414,127)	(989,124)	—	6,945,666	(457,585)
Newton Energy - Shares issued to former Field Trip shareholders upon Transaction (note 3(g))	37,007,886	—	—	—	—	—
Field Trip - Shares exchanged upon Transaction (note 3(g))	(37,007,886)	—	—	—	—	—
Field Trip - Value of common shares assumed issued to Newton Energy shareholders (note 3(g))	—	1,590,212	74,982	—	(1,207,609)	457,585
Transaction costs (note 3(h))	—	—	—	—	(560,000)	(560,000)
Field Trip - Stock options issued subsequent to June 30, 2020 (note 3(e))	—	—	741,510	—	(741,510)	—
Balance, June 30, 2020	37,802,992	27,922,447	1,781,910	(13,787)	(9,302,061)	20,388,509

1) The Resulting Issuer has authorized unlimited common shares, without par value.

5

FIELD TRIP PSYCHEDELICS INC.

Notes to Pro Forma Consolidated Statements of Financial Position

As at June 30, 2020

(Unaudited)

b)	Convertible instruments

On completion of the Transaction, the following convertible instruments will be outstanding:

Expiry Date	Compensation warrants #	Equivalent number of common shares #	Exercise price $
August 14, 2022	299,753	299,753	2.00
	299,753	299,753	2.00

In conjunction with the Qualifying Transaction, convertible securities of Field Trip will be exchanged for convertible securities of the Resulting Issuer with terms and conditions consistent with those that existed immediately prior to the completion of the Qualifying Transaction.

	Outstanding #	Vested #	Weighted average exercise price $
NEC’s options as at June 30, 2020 (post-Consolidation)	74,453	-	1.84

Field Trip options issued as at June 30, 2020	12,152,706	15,000	0.13
Field Trip options issued subsequent to the period	714,000	-	2.00
Field Trip options forfeited subsequent to the period	(25,000)	-	0.50
Field Trip options exercised subsequent to the period	(9,000,900)	-	0.00001
Pro forma stock options – June 30, 2020	3,915,259	15,000	0.80

The following table summarizes the Resulting Issuer’s expected number of common shares and equivalent number of common shares that can potentially be issued of the Resulting Issuer by type of security.

	Legal number outstanding #	Equivalent number of common shares #
Common shares	37,802,992	37,802,992
Compensation options	299,753	299,753
Stock options	3,915,259	3,915,259
	42,018,004	42,018,004

5.	Taxes

The Resulting Issuer’s effective tax rate on a pro forma basis is nil given the history of losses.

6

SCHEDULE “D”

MD&A OF NEWTON

(See attached)

NEWTON ENERGY CORPORATION

Management’s Discussion and Analysis

December 31, 2019

(Expressed in Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Newton Energy Corporation’s (“Newton” or the “Company”) activities and results for the year ended December 31, 2019. It should be read in conjunction with the Audited Financial Statements, together with the accompanying notes, included in this report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Company’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated April 27, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of Newton and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers and prospective investors in the Company’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Newton.

Forward looking information is based on management’s current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward looking information included in this report is expressly qualified in its entirety by this cautionary statement. Newton assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing Newton, see “Risk Factors”.

Description of Business

Newton is a publicly traded, Calgary-based company that is listed under the symbol “NTN” on NEX of the TSX Venture Exchange (“TSXV”). The year 2014 was a transition for the Company as Newton exited the oil and gas sector with the sale of 100% of its oil and gas assets. The Company has embarked on a new direction and is exploring projects and ventures in other sectors. The Company is considering business structures including acquisitions, mergers, joint ventures, reverse takeovers or other corporate arrangements acceptable to regulatory authorities.

2

Private Placement

On July 4, 2018, the Company completed a second non-brokered private placement comprised of 3,333,333 common shares at a purchase price of $0.15 per common share for gross proceeds of $500,000. The gross proceeds from the private placements will be used by the Company towards the reduction of accounts payable and for general working capital.

Letter of Intent with Franchise Cannabis Corp.

Newton entered into an arm’s length non-binding letter of intent accepted June 7, 2019 with Franchise Cannabis Corp. (“Franchise”), a global, fully integrated, seed-to-sale medical cannabis company, pursuant to which the Company and Franchise would effect a business combination that would result in a reverse takeover of the Company by the securityholders of Franchise and the listing for trading of the securities of the resulting issuer on the Canadian Securities Exchange. The letter of intent has expired and has not been extended.

Financial Highlights

As at December 31, 2019, Newton has $533,576 in cash and cash equivalents (2018 – $692,858). Newton had a comprehensive loss of $239,743 for the year ended December 31, 2019 (2018 – $251,097) and a net loss of $64,202 for the three months ended December 31, 2019 (2018 – $79,841).

Selected Annual Information

The following table sets forth selected audited financial information of the Company for the last three completed financial years:

	December 31,	December 31,	December 31,
	2019	2018	2017
	$	$	$
Revenue	1,754	3,772	13,366
Net comprehensive loss	239,743	251,097	468,463
Basic and diluted loss per share	0.04	0.05	0.29
Weighted average number of shares*	6,361,047	4,680,682	1,602,991
Total assets	542,319	700,331	413,045
Dividend	Nil	Nil	Nil

*On December 7, 2017, the Company consolidated the share capital of the Company on a basis of 20 pre-consolidation common shares for one (1) post consolidation share. All figures have been restated to reflect this consolidation.

For the year ended December 31, 2019, the Company reported no discontinued operations and did not declare any cash dividends.

The Company’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Capital expenditures and certain office and administration expenses represent Newton’s costs associated with its activities for the respective periods.

3

Operating Costs and Expenses

For the year ended December 31, 2019 (“2019”), operating costs and expenses decreased to $241,497 compared to $254,869 for the year ended December 31, 2018 (“2018”). No expenses were capitalized during 2019 or 2018. Accounting and legal were $36,920 in 2019 compared to $55,083 in 2018. Consulting and directors’ fees were $44,500 in 2019 compared to $103,000 in 2018. Office and miscellaneous were $17,960 in 2019 compared to $11,977 in 2018. Travel and business development were $32,250 in 2019 compared to $14,493 in 2018.

Certain operating costs and expenses decreased due to the efforts by management to reduce overhead expenses for the Company.

Share-based payments expense was $87,094 for 2019 compared to $42,939 in 2018.

Newton’s revenue is comprised entirely of interest earned on cash and cash equivalents. Interest of $1,754 was earned in 2019 compared to $3,772 in 2018.

Summary of Quarterly Results

The flowing table summarizes key financial information on a quarterly basis for the previous two years:

	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
	$	$	$	$
Revenue	-	1,750	4	-
Net loss	(64,202)	(34,337)	(117,428)	(23,776)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)
Total assets	542,319	582,160	624,127	656,696
Total liabilities	25,101	6,904	15,304	10,605

	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018
	$	$	$	$
Revenue	3,559	54	-	159
Net loss	(79,841)	(70,293)	(25,269)	(75,694)
Basic and diluted loss per share	(0.02)	(0.03)	(0.01)	(0.03)
Total assets	700,331	760,312	344,396	358,996
Total liabilities	30,464	10,604	21,928	11,259

Fourth Quarter

In the fourth quarter of 2019, Newton had a net loss of $64,202 compared to a net loss of $79,841 in the fourth quarter of 2018.

Operating costs and expenses for the quarter ended December 31, 2019 were $64,202 compared to $83,400 for the quarter ended December 31, 2018. Accounting and legal were $16,986 for the quarter ended December 31, 2019 compared to $17,664 for the quarter ended December 31, 2018. Consulting and director’s fees were $13,000 for the quarter ended December 31, 2019 and $37,000 for the quarter ended December 31, 2018. Travel and business development were $16,499 for the quarter ended December 31, 2019 compared to $14,366 for the quarter ended December 31, 2018. Office and miscellaneous were $6,233 for the quarter ended December 31, 2019 compared to $9,144 for the quarter ended December 31, 2018. The decreases in certain expenses were a result of management’s ongoing effort to reduce overhead expenses for the Company.

4

Liquidity and Capital Resources

Newton currently has no operational cash flow. Newton’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Newton has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2019.

•	Newton has $533,576 in cash and cash equivalents and working capital of $517,218. These balances will be used to fund office and administrative expenditures and working capital requirements.

•	Newton assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, Newton will seek to maintain financial flexibility and will monitor and assess its financing requirements. Newton’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Newton’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

Investor Relations

The Company has no investor relation’s agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Company does not currently have any operations generating cash to any projects or ventures and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its business plans. There can be no assurance that such financing will be available to the Company.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Company’s significant accounting policies is included in Note 3 of the Company’s December 31, 2019 financial statements.

Related Party Transactions

A detailed summary of all the Company’s related party transactions is included in Note 6 of the Company’s December 31, 2019 financial statements.

5

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at April 27, 2020, there were 6,361,047 common shares and nil preferred shares issued and outstanding.

As at April 27, 2020, there were 633,121 stock options outstanding.

The Company had no share purchase warrants outstanding as at April 27, 2020.

Subsequent Events

There have been no subsequent events.

Risk Factors

Investment in the Company must be considered highly speculative due to the nature of the Company’s business, its formative stage of development, its current financial position and its lack of earnings record. The following is a summary of the risk factors to be considered:

Sale

The Company has sold all of its oil and gas assets and is now seeking to identify and acquire or merge with an operating entity. Investment in the common shares of the Company is highly speculative given the unknown nature of the Company’s business and its present stage. There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

Potential Transaction

Until identification and acquisition or merger with an operating entity, the Company is not anticipated to generate any cash flow to meet its operating costs. The Company has only limited funds with which to identify and evaluate potential targets and there can be no assurance that the Company will be able to identify a suitable target. Even if a proposed target is identified, there can be no assurance that the Company will be able to successfully complete the transaction. Completion of a target is subject to a number of conditions including acceptance by the TSXV. Upon public announcement of a proposed target, trading in the common shares of the Company may be halted and may remain halted for an indefinite period of time. The common shares of the Company will not be reinstated to trading before the TSXV has reviewed the transaction. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Company completing the proposed transaction.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

6

Management of Growth

Newton may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of Newton to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Newton to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

Newton’s success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Newton. The Company does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Newton are likely to be of central importance. In addition, the competition for qualified personnel in the technology industry can be intense and there can be no assurance that Newton will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Newton.

Substantial Capital Requirements

Newton may be required to make substantial capital expenditures for the acquisition and development of new ventures or projects. Newton’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Newton. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of Newton to access sufficient capital for its operations could have a material adverse effect on Newton’s financial condition, results of operations and prospects.

Dilution

Newton may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Newton, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Company.

Issuance of Debt

Newton may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Newton’s debt levels above industry standards for companies of similar size. Depending on future plans, Newton may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Newton’s articles nor its by-laws limit the amount of indebtedness Newton may incur. The level of Newton’s indebtedness from time to time could impair Newton’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

7

Dividends

To date, Newton has not declared or paid any dividends on the outstanding Newton shares. Any decision to pay dividends on the Newton shares will be made by the board of directors of Newton on the basis of Newton’s earnings, financial requirements and other conditions existing at such future time. At present, Newton does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of Newton are also directors of other technology companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta).

Financial Instruments

The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risks it will assume. The Company evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Company’s objective is to have no credit losses. The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low. As at December 31, 2019, the Company has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Company mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be fair value through profit or loss) or future cash flows (for assets or liabilities considered to be subsequently measured at amortized cost) of a financial instrument will fluctuate because of changes in market prices. The Company evaluates market risk on an ongoing basis. At December 31, 2019, all of the Company’s financial instruments were assessed to have little or no market risk.

8

NEWTON ENERGY CORPORATION

Management’s Discussion and Analysis

For the six-month period ended

June 30, 2020

1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Newton Energy Corporation’s (“Newton” or the “Corporation”) activities and results for the six-month period ended June 30, 2020. It should be read in conjunction with the unaudited Condensed Interim Financial Statements for the six-month period ended June 30, 2020, together with the accompanying notes, included in that report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Corporation’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated August 27, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of the Corporation and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Corporation cautions readers and prospective investors in the Corporation’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation.

Forward looking information is based on management’s current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Corporation believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward-looking information included in this report is expressly qualified in its entirety by this cautionary statement. The Corporation assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing the Corporation, see “Risk Factors.”

2

Description of Business

The Corporation is a publicly traded, Calgary-based Corporation that is listed under the symbol “NTN” on NEX of the TSX Venture Exchange (“TSXV”). The year 2014 was a transition for the Corporation as it exited the oil and gas sector with the sale of 100% of its oil and gas assets. The Corporation has embarked on a new direction and is exploring new projects and ventures. The Corporation is considering business structures including acquisitions, mergers, joint ventures, reverse takeovers or other corporate arrangements acceptable to regulatory authorities.

Agreement with Field Trip Psychedelics Inc.

Newton entered into a definitive agreement dated August 21, 2020 (the “Amalgamation Agreement”) with Field Trip Psychedelics Inc. (“Field Trip”) (www.fieldtriphealth.com) and Newton’s wholly-owned subsidiary, Newton Energy Subco Limited (“Newton Subco”), pursuant to which the parties intend to complete a going-public transaction for Field Trip (the “Transaction”). The Transaction is structured as a three-cornered amalgamation, which will result in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.” (the “Resulting Issuer”). The Amalgamation Agreement will be made available on SEDAR at www.sedar.com.

Field Trip and Newton anticipate the closing of the Transaction (the “Closing”) will occur on or about September 29, 2020. The Transaction is subject to the receipt of all necessary regulatory and shareholder approvals as well as the satisfaction of conditions to the Closing as set out in the Amalgamation Agreement.

Field Trip was incorporated pursuant to the provisions of the Canada Business Corporations Act on April 2, 2019. Field Trip is redefining mental health and wellness with ground-breaking work in psychedelics and psychedelic therapies. Through its Field Trip Health centres opening across North America, that provide best-in-class psychedelic-therapies, and drug development and advanced research on plant-based psychedelics through Field Trip Discovery, its newly formed drug development division, Field Trip’s goal is to help those in treatment and those seeking accelerated personal growth with a simple, evidence-based way to heal and heighten engagement with the world.

Audited Financial Information for Period from
Incorporation on April 2, 2019 to March 31, 2020
Total Assets	$12,541,095
Total Liabilities	$2,121,083
Revenues	$1,000
Net Losses	$2,678,365
Cash	$9,690,758

3

On August 14, 2020, Field Trip completed brokered and non-brokered private placements of an aggregate of 5,516,724 class A shares in the capital of Field Trip (each, a “Field Trip Share”), at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448 (the “Private Placement”). Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022. The funds to be available to the Resulting Issuer upon the Closing are expected to be approximately $14,000,000 which includes the net proceeds of the Private Placement. These funds are anticipated to be principally used for the continued expansion and development of the Field Trip clinics, costs associated with Field Trip’s research, drug discovery and development initiatives, for technology innovation and for general corporate purposes. While the Resulting Issuer intends to spend the funds available to it as stated herein, there may be circumstances where management reasonably determines that a reallocation of funds is necessary.

Newton will hold an annual and special meeting of its shareholders on September 24, 2020, subject to adjournment or postponement (the “Newton Meeting”), to approve, among other things: (a) the election of the directors of the Resulting Issuer in connection with the Closing; (b) the authorization to amend the articles of Newton to change its name to “Field Trip Health Ltd.” or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Newton; (c) the consolidation (the “Consolidation”) of the issued and outstanding common shares of Newton (each a “Newton Share”) prior to the Closing on the basis of one (1) post-Consolidation Newton Share for every eight (8) pre-Consolidation Newton Shares; (d) the authorization to apply to de-list the Newton Shares from the facilities of the TSX Venture Exchange (the “TSXV”) and apply to list the Newton Shares on the facilities of the Canadian Securities Exchange (the “CSE”); (e) the adoption of certain amendments to the bylaws of Newton; and (f) such other special business as may be properly brought before the Newton Meeting or any postponement or adjournment thereof. Upon completion of the Consolidation, it is anticipated that the 6,361,047 currently issued and outstanding Newton Shares will be consolidated into 795,131 post-Consolidation Newton Shares. Details regarding the Newton Meeting are available in a management information circular dated August 21, 2020 that has been mailed to shareholders of Newton. The Transaction will be approved by the sole shareholder of Newton Subco and by the shareholders of Field Trip prior to the Closing. Under the terms of the Amalgamation Agreement, at the effective time of the Transaction, among other things: (a) each issued and outstanding Field Trip Share (other than Field Trip Shares held by holders that have validly exercised their dissent rights) will be cancelled, and the holder thereof will receive one fully paid and non-assessable common share of the Resulting Issuer (each, a “Resulting Issuer Share”) (on a post-Consolidation basis) in exchange for such Field Trip Share; and (b) each outstanding Field Trip stock option and warrant (of which approximately 3,466,806 stock options and 299,753 warrants are outstanding as at the date hereof) will be cancelled and its holder will receive in exchange therefor an option or warrant, as applicable of the Resulting Issuer to purchase a Resulting Issuer Share which convertible securities shall have all of the terms and conditions, including the exercise price, term to expiry, vesting conditions and manner of exercising, as the Field Trip option or warrant for which it was exchanged. In connection with the Closing, an aggregate of 35,590,954 Resulting Issuer Shares will be issued to holders of Field Trip Shares. Immediately after the Closing, and after giving effect to the Consolidation, the shareholders of Newton will own approximately 2.2% of the Resulting Issuer Shares and the former shareholders of Field Trip will own approximately 97.8% of the Resulting Issuer Shares, each on an undiluted basis.

4

In connection with the Transaction, and subject to the receipt of all necessary shareholder and regulatory approvals, Newton intends to voluntarily de-list the Newton Shares from the NEX board of the TSXV. It is a condition of the Closing that Newton has obtained the conditional approval of the CSE for listing of the Resulting Issuer Shares on the CSE. As a result, it is anticipated that the Transaction will be governed by the policies of the CSE. Completion of the Transaction will be subject to the closing conditions set forth in the Amalgamation Agreement, which include the approval of the listing of Resulting Issuer Shares on the CSE, the approval of the Transaction by shareholders of Field Trip, approval of matters ancillary to the Transaction by shareholders of Newton at the Newton Meeting, and certain standard closing conditions, including there being no material adverse change in the business of Newton or Field Trip prior to completion of the Transaction. The Transaction itself is not subject to shareholder approval of Newton. The proposed de-listing of the Newton Shares from the TSXV is subject to the approval of a majority of the minority shareholders of Newton.

The Transaction is an arm’s length transaction.

Upon completion of the Transaction, it is anticipated that the following persons identified will serve as directors and officers of the Resulting Issuer:

Joseph del Moral, Director & Chief Executive Officer

Ronan Levy, Director & Executive Chairman & Corporate Secretary

Hannan Fleiman, Director & President of Healthcare

Mujeeb Jafferi, Director & President

Dr. Ryan Yermus, Director & Chief Clinical Officer

Tyler Dyck, Interim Chief Financial Officer

Helen M. Boudreau, Director

Dieter Weinand, Director

Financial Highlights

As at June 30, 2020, the Corporation had $472,456 in cash (June 30, 2019 - $616,464). The Corporation had a total comprehensive loss of $59,633 for the six months ended June 30, 2020 (June 30, 2018 - $141,204) and $33,875 for the three months ended June 30, 2020 (June 30, 2019 - $117,428). This loss is comprised of operating costs and expenses.

Selected Financial Information

The following table summarizes key financial information on a quarterly basis for the previous two years:

	June 30	March 31	December 31	September 30
	2020	2020	2019	2019
	$	$	$	$
Total revenue	-	-	-	1,750
Net income	(33,875)	(25,758)	(64,202)	(33,567)
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.01)
Total assets	479,261	509,065	542,317	582,160
Total liabilities	21,676	17,605	25,101	6,904

5

	June 30	March 31	December 31	September 30
	2019	2019	2018	2018
	$	$	$	$
Total revenue	4	-	3,559	54
Net income	(117,428)	(23,776)	(79,841)	(70,293)
Basic and diluted loss per share	(0.02)	(0.00)	(0.01)	(0.01)
Total assets	624,127	656,696	700,331	760,312
Total liabilities	15,304	10,605	30,464	10,604

For the six-month period ended June 30, 2020, the Corporation reported no discontinued operations and did not declare any cash dividends. The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Office and administration expenses represent the Corporation’s costs associated with its activities for the respective periods.

Operating Costs and Expenses

For the six-month period ended June 30, 2020, operating cost and expenses decreased to $59,633 compared to $141,208 for the same period in 2019. For the three months ended June 30, 2020, operating costs and expenses decreased to $33,875 compared to $117,432 for the same period in 2019. No expenses were capitalized during the six-month periods ended in 2020 and 2019.

Breakdown of Operating Costs and Expenses

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Accounting and legal	8,894	6,992	13,718	8,681
Advertising and promotion	-	165	-	1,855
Consulting and director’s fees	14,000	12,500	26,000	18,500
Insurance	2,035	1,850	3,947	3,592
Office and miscellaneous	4,060	3,477	8,293	4,045
Share-based payments	-	80,160	-	80,160
Travel and business development	-	7,344	-	16,145
Regulatory and filing fees	4,886	4,944	7,675	8,230

Accounting and legal were $13,718 for the six-month period and $8,894 for the three-month period ended June 30, 2020 compared to $8,681 for the six-month period and $6,992 for the three-month period ended June 30, 2019.

Advertising and promotion were $nil for the six-month period and $nil for the three-month period ended June 30, 2020 compared to $1,855 for the six-month period and $165 for the three-month period ended June 30, 2019.

Consulting and directors’ fees were $26,000 for the six-month period and $14,000 for the three-month period ended June 30, 2020 compared to $18,500 for the six-month period and $12,500 for the three-month period ended June 30, 2019.

6

Office and miscellaneous were $8,293 for the six-month period and $4,060 for the three-month period ended June 30, 2020 compared to $4,045 for the six-month period and $3,477 for the three-month period ended June 30, 2019.

Travel and business development were $nil for the six-month period and $nil for the three-month period ended June 30, 2020 compared to $16,145 for the six-month period and $7,344 for the three-month period ended June 30, 2019.

Regulatory and filling fees were $7,675 for the six-month period and $4,886 for the three-month period ended June 30, 2020 compared to $8,230 for the six-month period and $4,944 for the three-month period ended June 30, 2019.

Certain operating costs and expenses (including advertising and promotion, travel and business development, and regulatory and filing fees) decreased due to the efforts by management to reduce overhead expenses for the Corporation. Accounting and legal and office and miscellaneous expenses increased for the six-month period in 2020 over the same period in 2019.

The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalents, short-term investment balances. There was no interest earned for the six-month period ended June 30, 2020.

For the six-month period ended June 30, 2020, share-based payments expense was $nil compared to $80,160 for the six-month period ended June 20, 2019 as there were no share options granted during the six-month period ended June 30, 2020.

Liquidity and Capital Resources

The Corporation currently has no operational cash flow and has no outstanding bank debt or other interest-bearing indebtedness as at June 30, 2020.

a)	The Corporation had $472,456 in cash and working capital of $457,585 as at June 30, 2020. These balances will be used to fund operating costs and expenses and working capital requirements.

b)	The Corporation assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, the Corporation will seek to maintain financial flexibility and will monitor and assess its financing requirements. The Corporation’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

7

Investor Relations

The Corporation has no investor relations’ agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the six-month period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Corporation does not currently have any operations generating cash to fund any projects or ventures and associated overhead costs. The Corporation is therefore dependent upon debt and equity financing to carry out business plans. There can be no assurance that such financing will be available to the Corporation.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Corporation’s significant accounting policies is included in Note 3 of the June 30, 2020 financial statements.

Related Party Transactions

A detailed summary of all related party transactions is included in Note 5 of the June 30, 2020 financial statements.

Off Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Outstanding Share Data and Stock Options

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at August 27, 2020, there were 6,361,047 common shares and nil preferred shares issued and outstanding.

The Corporation has a stock option plan. On May 10, 2019, the Corporation granted 400,000 stock options to directors and officers at an exercise price of $0.22 per share for a term of five years. As at August 27, 2020, there were 595,621 stock options outstanding.

The Corporation has no share purchase warrants outstanding as at August 27, 2020.

Risk Factors

Investment in the Corporation must be considered highly speculative due to the nature of the Corporation’s business, its formative stage of development, its current financial position and its lack of earnings record. The following is a summary of the risk factors to be considered:

8

Sale

The Corporation has sold all of its oil and gas assets and is now seeking to identify and acquire or merge with an operating entity in the sector. Investment in the common shares of the Corporation is highly speculative given the unknown nature of the Corporation’s business and its present stage. There can be no assurance that an active and liquid market for the Corporation’s common shares will develop and an investor may find it difficult to resell the common shares.

Potential Transaction

Until identification and acquisition or merger with an operating entity, the Corporation is not anticipated to generate any cash flow to meet its operating costs. The Corporation has only limited funds with which to identify and evaluate potential targets and there can be no assurance that the Corporation will be able to identify a suitable target. Even if a proposed target is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction. Completion of a target is subject to a number of conditions including acceptance by the TSXV and, in the case of a non-arm’s length transaction, the majority of the minority approval of the shareholders of the Corporation. Upon public announcement of a proposed target, trading in the common shares of the Corporation may be halted and may remain halted for an indefinite period of time. The common shares of the Corporation will not be reinstated to trading before the TSXV has reviewed the transaction. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Corporation completing the proposed transaction.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Management of Growth

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

The Corporation’s success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Corporation. The Corporation does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in various industries can be intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

9

Substantial Capital Requirements

The Corporation may be required to make substantial capital expenditures for the acquisition and development of ventures and projects. The Corporation’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Corporation.

Issuance of Debt

The Corporation may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation’s debt levels above industry standards for companies of similar size. Depending on future plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation’s articles nor its by-laws limit the amount of indebtedness the Corporation may incur. The level of the Corporation’s indebtedness from time to time could impair the Corporation’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Dividends

To date, the Corporation has not declared or paid any dividends on its outstanding shares. Any decision to pay dividends on the shares will be made by the board of directors of the Corporation on the basis of its earnings, financial requirements and other conditions existing at such future time. At present, the Corporation does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of the Corporation are also directors of other companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta).

10

Financial Instruments

The Corporation considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Corporation. The Corporation has policies and procedures in place that govern the credit risk it will assume. The Corporation evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Corporation’s objective is to have no credit losses. The primary sources of credit risk for the Corporation arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Corporation has not had any credit losses in the past and the risk of financial loss is considered to be low. As at June 30, 2020, the Corporation has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet obligations associated with financial liabilities. The Corporation’s financial liabilities are comprised of accounts payable and accrued liabilities. The Corporation frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Corporation mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. The Corporation evaluates market risk on an ongoing basis. At June 30, 2020, all of the Corporation’s financial instruments were assessed to have little or no market risk.

11

SCHEDULE “E”

MD&A OF FIELD TRIP

(See attached)

FIELD TRIP PSYCHEDELICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND THE PERIOD FROM APRIL 2, 2019 (DATE

OF INCORPORATION) TO MARCH 31, 2020

(All in Canadian dollars except number of shares and where otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND THE PERIOD FROM APRIL 2, 2019 (DATE

OF INCORPORATION) TO MARCH 31, 2020

This management’s discussion and analysis (“MD&A”) for the three months ended June 30, 2020 and the period from April 2, 2019 (date of incorporation) to March 31, 2020 provides detailed information on the operating activities, performance and financial position of Field Trip Psychedelics Inc. (the “Group”, the “Company” or “Field Trip”). This discussion should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended June 30, 2020 and the audited consolidated financial statements and accompanying notes for the period from April 2, 2019 (date of incorporation) to March 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2021, is referred to as the “current fiscal year”, “fiscal 2021”, or using similar words. The Company’s current three months ended June 30, 2020, is referred to as the “current fiscal quarter, “first quarter of fiscal 2021”, or using similar words.

This MD&A contains certain “forward -looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Statements”, located at the beginning of this Listing Statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

OVERVIEW

Business of the Company

Field Trip’s principal business is providing patient-focused treatments through innovative psychedelic therapies via the operation of medical clinics, which guide patients through ketamine-enhanced psychotherapy. Field Trip also plans to offer psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, when permissible. Field Trip’s business was founded in response to the urgent need to combat the spiraling mental health crisis facing Canada and the world, which is a result of the limited effectiveness of current pharmacologic treatments like anti-depressants. Ketamine was the first psychedelic administered to patients in conjunction with Field Trip’s custom developed psychotherapy protocol. Evidence shows that ketamine, which is a dissociative psychedelic, is safe in correct doses and can provide almost immediate and enduring relief from depression symptoms. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy program. More specifically, Field Trip offers or plans to offer the following types of therapy:

•	Ketamine-enhanced psychotherapy (“KEP”) is a clinic-based treatment that combines the administration of ketamine with psychotherapy sessions to accelerate the process of discovery, understanding and catharsis. KEP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

•	Psychedelic-enhanced psychotherapy combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KEP is a type of psychedelic-enhanced psychotherapy.

•	Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-enhanced psychotherapy, including KEP, or may be employed on its own to integrate patient experience outside of a clinical setting.

While the use of ketamine in KEP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As existing psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-enhanced psychotherapy.

Additionally, Field Trip conducts research and development activities related to psychedelics and trains and educates members of the medical community regarding the importance of novel psychotherapy treatments.

Currently, Field Trip has clinics in Toronto, Ontario, New York, New York and Santa Monica, California with plans to open a clinic in Chicago, Illinois in November 2020.

Field Trip is comprised of the following companies:

•	Field Trip Health Inc., a wholly-owned Canada corporation;

•	Filed Trip Natural Products Limited, a wholly-owned Jamaica corporation;

•	Field Trip Health USA Inc., a wholly owned Delaware corporation;

•	Field Trip Digital LLC, a wholly owned Delaware limited liability corporation; and

•	Field Trip Health B.V., a wholly owned Netherlands corporation.

Regulatory Environment

The Canadian psychedelic therapy industry is an emerging market and serves a medical market only. In Ontario, physicians working in medical clinics are regulated by the College of Physicians and Surgeons of Ontario, via the Regulated Health Professions Act, 1991 (Ontario) and the Medicine Act, 1991 (Ontario).

Ketamine clinics in the State of New York that are owned solely by New York-licensed physicians are organized as physician practices. Physician practices in the State of New York are overseen by the New York State Education Department, Office of the Professions, State Board for Medicine (the “NY Medical Board”). Laws that apply specifically to physician practices in the State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”) §§ 59.1 et. seq. and 8 NYCRR §§ 60.1 et. seq. The New York Clinic is likely to utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. Physician assistants are also subject to oversight of the NY Medical Board (and subject to laws codified at New York Education Law (“NYEL”) §§ 6540 et. seq.) and nurse practitioners are subject to oversight of the New York State Education Department, Office of the Professions (“NYOP”), State Board for Nursing (and subject to laws codified at NYEL §§ 6900 et. seq. and additional regulation that apply only to nurses at NYCRR §§ 64.1 et. seq.). Psychologists are licensed by the NYOP, State Board for Psychology (and subject to additional laws and regulations codified at NYEL §§ 7600 et. seq. and 8 NY CRR §§ 72.1 et. seq.), and psychotherapists are licensed by the NYOP, State Board for Mental Health Practitioners (and subject to additional laws and regulations codified at NYEL §§ 8400 et. seq. and 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12 et. seq.).

Similarly, ketamine clinics in the State of California that are owned solely by California -licensed physicians are organized as California professional medical corporations while unlicensed persons are able to participate in a medical practice via a management service company. The Medical Board of California (the “CA Medical Board”) regulates physicians and surgeons under the Business and Professions Code, §2190.5. The CA Medical Board also regulates medical assistants, while nurses, nurse practitioners and certain psychotherapists are regulated by the Board of Registered Nursing. Psychologists are licensed by the California Board of Psychology.

In the State of Illinois, the Illinois Department of Financial and Professional Regulation (“IDFPR”) regulates physicians and surgeons under the Medical Practice Act (225 ILCS 60/2) and Medical Corporations under the Medical Corporation Act (805 ILCS 15/1). The IDFPR also regulates nurses under the Nurse Practice Act (225 ILCS 65/), psychologists under the Clinical Psychologist Licensing Act (225 ILCS 15/), and both licensed professional counselors and licensed clinical professional counselors under the Illinois Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1).

In states where ketamine clinics are physician-owned, Field Trip Ventures USA Inc. will provide management services to the physician practice that will own the Clinics located in the United States. The relationship between Field Trip Ventures USA Inc. and the physician practice that it manages is subject to various standards of corporate practice and fee-splitting rules.

In Jamaica, psilocybin is not prohibited by the Jamaica Dangerous Drugs Act, 1948. Research conducted by FTNP at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division. In addition to GLP and cGMP, research involving human subject is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica as outlined in the Food and Drugs Act, 1964.

SELECTED CONSOLIDATED FINANCIAL DATA

	Three Months Ended June 30, 2020	Period Ended March 31, 2020
Revenue	$23,599	$1,000
Operating Expenses
General and administration	1,353,920	2,310,076
Occupancy costs	63,783	317,476
Sales and marketing	151,832	305,710
Research and development	735,002	193,192
Depreciation and amortization	209,760	146,320
Patient services	56,975	9,403
	$2,571,272	$3,282,177
Other Income (Expenses)
Finance expense	$(34,984)	$(19,907)
Non-operating loss	(376,247)	672,760
Net Loss	$(2,958,904)	$(2,628,324)

Net Loss per Share - Basic and Diluted	$(0.21)	$(0.26)

Net Loss Attributable to Field Trip	$(2,921,207)	$(2,670,021)

Total Assets	$13,019,504	$12,541,095
Total Non-Current Financial Liabilities	3,219,052	1,078,334
Distributions	-	-

RESULTS OF OPERATIONS

For the First Quarter of Fiscal 2021

Overview

Since inception, we have incurred losses while opening our North American clinics and advancing the research and development of our products. For the three months ended June 30, 2020 and period ended March 31, 2020, we earned patient services revenues of $23,599 and $1,000 from our Toronto clinic which opened in March 2020 amid the coronavirus (“COVID-19”) pandemic. Net loss for the current fiscal quarter of $2,958,904 was primarily due to general and administration expenses of $1,353,920, research and development expenses of $735,002, sales & marketing expenses of $151,832 and realized foreign exchange loss of $394,722.

General and Administration

Components of general and administrative expenses for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
Personnel costs	$749,840	$11,684	$896,227
External services	432,892	72,476	753,106
Share-based payments	103,669	64,733	330,703
Travel and entertainment	9,040	3,582	231,400
IT and technology	54,448	-	50,536
Office and general	4,031	170	48,104
Total general and administration	$1,353,920	$152,645	$2,310,076

During the current fiscal quarter, we designed a mobile software application that will be made available in both the iOS and Android app stores (the “Trip App”). The Trip App provides users with a framework and tools to make the most of self-directed consciousness-expanding activities such as meditation and breathwork. We launched a beta testing version of Trip App in August 2020. Our New York and Santa Monica clinics also became operational.

Occupancy costs

Components of occupancy costs for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
Operating rent expense	$33,469	$14,130	$172,354
Taxes, maintenance, insurance	7,009	-	73,884
Minor furniture and fixtures	1,284	-	37,312
Utilities and services	22,021	-	33,926
Total occupancy costs	$63,783	$14,130	$317,476

Occupancy costs relate to our Toronto headquarters, Toronto, New York and Santa Monica clinics. Renovation of our Chicago clinic is underway, and we expect it to become operational in November 2020. As we continue our rollout of clinics across North America, we anticipate we will open up to 6 additional clinics by the end of March 2021.

Sales and Marketing

Components of sales and marketing for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
Brand and public relations	$62,463	$-	$214,091
Conference fees	20,392	-	42,803
Personnel costs	31,317	-	29,147
External marketing services	37,660	-	19,669
Total sales and marketing	$151,832	$	$305,710

During the current fiscal quarter, we continued to promote brand awareness of the Company among doctors and patients through our attendance at virtual conferences. We also continued to provide education on the potential benefits of providing ketamine-enhanced, psychedelic-enhanced and psychedelic-integrated psychotherapies to an individual’s mental health and well-being.

Research and Development

Components of research and development for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
External services	$590,514	$-	$
Personnel costs	142,421	-	178,644
Supplies and services	2,067	-	14,548
Total research and development	$735,002	$-	$193,192

External services relate primarily to fees paid by FTNP to Darwin Inc., a third party, to manage the construction and project management of a research laboratory in Jamaica (“Jamaica Facility”), oversee the operations of the Jamaica Facility, provide legal advice and manage government relations. The Jamaica Facility will provide advanced research and development of psilocybin producing mushrooms in partnership with the University of West Indies (“UWI”). We anticipate the Jamaica Facility will open in October 2020.

We also continued development of FT-104. Currently, FT-104 is in the pre-clinical development stage and optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021.

Finance Expense

Components of finance expense for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
Interest expense on leases	$(37,233)	$-	$(22,562)
Interest income on shareholders’ loan	621	-	1,586
Interest income on refundable lease deposit	1,646	-	951
Interest expense on bank balances	(18)	-	145
Total finance expense	$(34,984)	$-	$(19,880)

Non-operating Loss

Components of the non-operating loss for the three months ended June 30, 2020 and comparative periods were as follows:

	Three Months Ended	Period Ended	Period Ended
	June 30, 2020	June 30, 2019	March 31, 2020
Unrealized foreign exchange gains	475	$-	$(1,111)
Realized foreign exchange gains (loss)	(394,722)	-	667,526
Wage subsidy	18,000	-	6,345
Total non-operating loss	$(376,247)	$-	$672,760

During the current fiscal quarter, we recorded a realized foreign exchange loss of $394,722 which reflected a strengthening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for all completed fiscal quarters of the Company up to June 30, 2020:

	Three Months Ended June 30, 2020	Three Months Ended March 31, 2020	Three Months Ended Dec 31, 2019	Three Months Ended Sep 30, 2019	Period Ended June 30, 2019
Revenue	$23,599	$1,000	$-	$-	$-
Net Loss	$(2,958,904)	$(893,816)	$(1,053,507)	$(514,226)	$(166,775)
Loss per share - basic and diluted	$(0.21)	$(0.05)	$(0.10)	$(0.08)	$(0.03)

Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to -period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily from the issuance of equity. Our primary capital needs are funds to support the rollout of our North American clinics, to further advance our pioneering work with our next generation psychedelic molecule, FT-104 and our advanced research and development on psilocybin producing mushrooms in partnership with the UWI.

On April 2, 2019, the Company issued 6,300,630 Class A shares at a price of $0.055 per share yielding gross proceeds of $350,000.

On October 3, 2019 directors of the Company exercised options to purchase 2,700,270 Class A shares at a price of $0.00001 for gross proceeds of $27.

On October 19, 2019 the Company issued 2,510,000 Class A shares at a price of $0.50 per share yielding gross proceeds of $1,255,000. As part of the issuance, shareholder loans of $50,000 and $10,000 for the purchase of 100,000 and 20,000 shares respectively were entered into with advisors of the Company, payable 5 years from the loan date and bearing zero interest.

On January 29, 2020, the Company issued 9,431,023 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

Total finance costs incurred for the issuance of share capital during the period ended March 31, 2020 was $19,297 CAD of which $7,299 CAD was settled via the issuance of 6,666 units of Class B shares at a price of $0.90 USD or $1.1884 CAD per share.

On May 20, 2020, the Company issued 76,240 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $68,616 USD or $95,617 CAD. The share issuance costs of $17,829 were settled via the issuance of 14,216 Class B shares at a price of $0.90 USD or $1.2542 CAD per share.

We periodically evaluate the opportunity to raise additional funds through either the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business; however , there can be no assurance that we will be successful in continuing to finance our operations.

The table below sets out our cash, restricted cash and working capital as at June 30 and March 31, 2020:

	As at	As at March 31,
	June 30, 2020	2020
Cash	$7,041,330	$9,590,753
Restricted cash	$100,000	$100,000
Working capital	$6,222,011	$8,985,037

Restricted cash is cash held as collateral against the Company’s credit card limit.

Working capital represents the excess of current assets over current liabilities. The decrease in our cash and working capital was primarily due to cash used in operating activities of $1,960,777 and cash used in investing activities of $712,764.

The following table shows our cash flows from operating, investing and financing activities for the periods indicated:

	Three Months Ended June 30, 2020	Period Ended June 30, 2019
Cash used in operating activities	$(1,960,777)	$(71,100)
Cash used in investing activities	$(712,764)	-
Cash provided by financing activities	77,788	950,000

Cash used in operating activities

During the current fiscal quarter, cash used in operating activities of $1,960,777 was the primary driver for the net loss of $2,958,904.

Cash used in investing activities

During the current fiscal quarter, cash used in investing activities consisted primarily of acquisition of property, plant and equipment for our New York and Santa Monica clinics of $327,411, repayment of lease obligation of $211,668 and acquisition of intangible assets of $119,173 relating to our digital patient portal (“Patient Portal”) and Trip App.

Cash provided by financing activities

On May 20, 2020, the Company issued 76,240 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $68,616 USD or $95,617 CAD, net of share issuance costs of $17,829, which were settled via the issuance of 14,216 Class B shares.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. In addition, the Company has committed purchase orders related to capital asset expansion all of which are expected to be paid within the next year. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:

			Within
			12	>1		>3	>4	>5
	Lease Expiry	Total	Months	Year	>2 Years	Years	Years	Years
Lease obligations	October 31, 2023 to June 30, 2030	882,110	144,483	177,435	65,905	65,905	65,905	362,478
Jamaica Facility	April 6, 2023	1,427,437	805,427	576,584	45,427	-	-	-
Capital commitments	N/A	99,893	99,893	-	-	-	-	-
Total contractual obligations and commitments		2,409,440	1,049,802	754,019	111,332	65,905	65,905	362,478

On April 6, 2020, FTNP entered into a partnership with UWI to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a 2,072 square foot research laboratory (“Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. To-date, we have incurred $380,000 in capital costs related to the Jamaica Facility.

CONTINGENCIES

Litigation

During the prior year, we terminated a lease contract with a lessor due to circumstances which we believe constituted a breach of contract by the lessor. Should we become involved in litigation due to the termination of this contract we believe we have prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Class A, Class B Series 1 and Class C common shares authorized for issuance, of which the following common shares are issued and outstanding as at June 30, 2020:

Class of Shares	As at June 30, 2020	As at March 31, 2020
A	11,510,900	11,510,900
B	9,507,263	9,431,023
Total shares issued and outstanding	21,018,163	20,941,923

For additional information on share data please refer to notes 3, 11 and 12 of the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020 and notes 3, 10 and 11 of the audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing and are due on demand or five years from the date of note issuance.

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management personnel at June 30, 2020 included seven directors and executive officers of the corporation.

Compensation for key management personnel for the three month period ended June 30, 2020 consisted of salaries, short-term benefits and other compensation of $179,508. Directors and officers of the Company control 52% or 10,889,786 outstanding voting shares of the Company.

FOURTH FISCAL QUARTER (THREE MONTH PERIOD ENDED MARCH 31, 2020)

On January 29, 2020, the Company issued 9,431,023 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

On March 4, 2020, Field Trip opened the Toronto clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms. The Toronto clinic operates using a custom developed psychotherapy protocol, which it will replicate in its other clinics.

On February 14, 2020, we entered into a lease agreement to develop an additional clinic in New York. The New York clinic became operational during our current fiscal quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumption on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 2 of our unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020 and are more fully described in note 3 of our audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.

There have been no material changes in any of critical accounting policies and estimates during the three months ended June 30, 2020.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

IFRS 13 – Fair Value Measurements provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 –	Quoted prices in active markets for identical instruments that are observable

Level 2 –	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Risks

The Company is exposed to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for review the Company’s financial risk management policies.

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and accounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company’s cash is held on with major banks in Canada, the United States, and Jamaica which we believe lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at June 30, 2020, the Company had $7,141,330 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $920,567 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at June 30, 2020, the Company held USD dollar denominated cash of $5,037,806 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $58,675 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at June 30, 2020 of $ 67,856. USD dollar expenses for the period June 30, 2020 were $814,957 USD. Varying the foreign exchange rate for the period ended June 30, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $11,298 assuming that all other variables remained constant.

SUBSEQUENT EVENTS

Chicago Clinic

On July 23, 2020, the Group executed a lease agreement to build its Chicago clinic, commencing on October 1, 2020 and ending 120 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,334,000.

Series B Financing

On August 14, 2020, the Company completed brokered and non-brokered private placement of an aggregate of 5,516,724 class A shares in the capital of Field Trip, at a price of $2.00 per Field Trip Share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 class A shares and 299,753 compensation warrants, with each warrant exercisable into one class A share of Field Trip at a price of $2.00 per share until August 14, 2022. All of the Class B Series 1 Shares were automatically converted into Class A Shares upon closing of this transaction.

On September 21, 2020 Field Trip completed a non-brokered private placement of an aggregate of 816,932 Field Trip Shares at a price of $2.00 per Field Trip Share for gross proceeds of $1,633,864.

Reverse Takeover of Newton Energy Corporation

On August 21, 2020, Field Trip entered into a definitive agreement with Newton Energy Corporation and Newton’s wholly-owned subsidiary, Newton Energy Subco Limited, pursuant to which the parties intend to complete a going-public transaction for the Group (the “Transaction”). The Transaction is structured as a three-cornered amalgamation, which will result in Field Trip becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of Field Trip becoming security holders of Newton. In connection with the completion of the Transaction, it is intended that Newton will change its name to “Field Trip Health Ltd.”

Option Grants

On September 2, 2020, Field Trip issued 535,000 options at an issue price of $2.00 per Field Trip Share.

On September 22, 2020, Field Trip issued 172,500 options at an issue price of $2.00 per Field Trip Share.

RISKS AND UNCERTAINTIES

Investing in the Company involves risk. Prospective investors should carefully consider the risk factors contained in the Listing Statement to which this MD&A is attached. If any of the following risk factors occur, the business, financial condition or results of operations of the Company could be harmed.

While the precise impact of the recent COVID-19 outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Company is monitoring development and preparing for any impacts related to COVID-19. We have a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, impacts on patients, practitioners and employees.